   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                              AMPHENOL CORPORATION

             (Exact name of registrant as specified in its charter)

                                    DELAWARE
                 (State or other jurisdiction of incorporation)

                                   22-2785165
                      (I.R.S. Employer Identification No.)

                                358 HALL AVENUE
                         WALLINGFORD, CONNECTICUT 06492
                                 (203) 265-8900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------
                               EDWARD C. WETMORE
                              AMPHENOL CORPORATION
                                358 HALL AVENUE
                         WALLINGFORD, CONNECTICUT 06492
                                 (203) 265-8900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

           JOHN B. TEHAN, ESQ.                       KIRK A. DAVENPORT, ESQ.
        SIMPSON THACHER & BARTLETT                       LATHAM & WATKINS
           425 LEXINGTON AVENUE                          885 THIRD AVENUE
         NEW YORK, NEW YORK 10017                    NEW YORK, NEW YORK 10022

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                                  PROPOSED MAXIMUM        PROPOSED MAXIMUM
                TITLE OF EACH CLASS OF                       AMOUNT TO BE        OFFERING PRICE PER      AGGREGATE OFFERING
              SECURITIES TO BE REGISTERED                     REGISTERED                UNIT                    PRICE
Senior Subordinated Notes..............................      $240,000,000             100% (1)            $240,000,000 (1)


                TITLE OF EACH CLASS OF                         AMOUNT OF
              SECURITIES TO BE REGISTERED                  REGISTRATION FEE
Senior Subordinated Notes..............................       $72,728 (2)

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Calculated pursuant to Section 6(b) of the Securities Act of 1933.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 Subject to Completion, dated February 28, 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
          , 1997

                                  $240,000,000

                              AMPHENOL CORPORATION

                       % SENIOR SUBORDINATED NOTES DUE 2007

    The   % Senior Subordinated Notes due 2007 (the "Notes") are being offered
(the "Offering") by Amphenol Corporation, a Delaware corporation (the "Company" or "Amphenol"). On January 23, 1997, the Company entered into an agreement and plan of merger (the "Merger Agreement") with NXS Acquisition Corp. ("NXS Acquisition"). NXS Acquisition is, as of the date hereof, a wholly owned subsidiary of KKR 1996 Fund L.P., a limited partnership formed at the direction of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). Upon the approval of the
stockholders of the Company at the annual meeting to be held on       , 1997 and
the satisfaction of certain other conditions, NXS Acquisition will be merged with and into the Company, with the Company being the surviving corporation (the "Merger"). The Notes are being issued as part of the financings necessary to consummate the Merger.

    The Notes will mature on          , 2007. Interest on the Notes will be
payable semi-annually on          and          of each year, commencing on
        , 1997. The Notes will be redeemable at the option of the Company, in
whole or in part, at any time on or after          , 2002, in cash at the
redemption prices set forth herein, plus accrued and unpaid interest, if any, thereon to the redemption date. In addition, at any time on or prior to
         , 2000, the Company may, at its option, redeem up to 40% of the aggregate principal amount of the Notes originally issued at a redemption price
equal to   % of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, with the net cash proceeds of one or more Equity Offerings (as defined); provided that at least 60% of the aggregate principal amount of the Notes originally issued remains outstanding immediately after the occurrence of each such redemption. The Notes will not be subject to any sinking fund requirements. Upon the occurrence of a Change of Control (as defined), the Company will be required to make an offer to purchase the Notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase. See "Description of the Notes."

    The Notes will be general unsecured obligations of the Company, will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company and will be effectively subordinated to all obligations of the subsidiaries of the Company. The Notes will rank PARI PASSU with any future senior subordinated indebtedness of the Company and will rank senior to all other Subordinated Indebtedness (as defined) of the Company. The Indenture (as defined) permits the Company to incur additional indebtedness, including up to $1.0 billion of Senior Indebtedness under the Credit Facilities (as defined), subject to certain limitations. See "Description of the Notes." As of December 31, 1996, on a pro forma basis, after giving effect to the Merger and the Financings (as defined) (including the Offering), the aggregate amount of the Company's outstanding Senior Indebtedness would have been approximately $763.0 million (excluding $3.0 million of outstanding letters of credit and unused commitments), and, assuming the repurchase of all of the Company's outstanding 12 3/4% Senior Subordinated Notes due 2002 in the Debt Tender Offer (as defined), the Company would have had no senior subordinated indebtedness outstanding other than the Notes. In addition, as of December 31, 1996, on a pro forma basis, after giving effect to the Merger and the Financings (including the Offering), the aggregate amount of outstanding Indebtedness (as defined) of the Company's subsidiaries would have been approximately $8.3 million. See "Pro Forma Consolidated Financial Statements" and "Description of the Notes--Subordination."

    SEE "RISK FACTORS" BEGINNING ON PAGE 13 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                           PRICE TO             UNDERWRITING            PROCEEDS TO
                                                          PUBLIC (1)            DISCOUNT (2)           COMPANY(1)(3)
Per Note...........................................            %                      %                      %
Total..............................................            $                      $                      $

(1) PLUS ACCRUED INTEREST, IF ANY, FROM THE DATE OF ISSUANCE.

(2) AMPHENOL HAS AGREED TO INDEMNIFY THE UNDERWRITERS (AS DEFINED) AGAINST CERTAIN LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

(3) BEFORE DEDUCTING EXPENSES PAYABLE BY AMPHENOL ESTIMATED AT $        .

    The Notes are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or
about         , 1997.

                           --------------------------

                                CO-LEAD MANAGERS

DONALDSON, LUFKIN & JENRETTE                                     LEHMAN BROTHERS
      SECURITIES CORPORATION
                            ------------------------

                                  CO-MANAGERS

BT SECURITIES CORPORATION                                  CHASE SECURITIES INC.

                  PHOTOS FOR INSIDE FRONT COVER TO PROSPECTUS

TOP OF PAGE

COMMUNICATIONS MARKET

COMMUNICATIONS-RELATED CONNECTOR PRODUCTS AND EXAMPLES OF THEIR APPLICATIONS. BROADBAND COAXIAL CABLE PRODUCTS AND EXAMPLES OF THEIR APPLICATIONS.

MIDDLE OF PAGE

AEROSPACE MARKET

HIGH PERFORMANCE ENVIRONMENTAL (AEROSPACE) CONNECTOR PRODUCTS AND EXAMPLES OF THEIR APPLICATIONS.

BOTTOM OF PAGE

COMMERCIAL, INDUSTRIAL AND AUTOMOTIVE MARKETS

COMMERCIAL, INDUSTRIAL AND AUTOMOTIVE CONNECTOR PRODUCTS AND EXAMPLES OF THEIR APPLICATIONS.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

    Amphenol is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). Amphenol's Class A Common Stock, $.001 par value per share (the "Common Stock"), is traded on the New York Stock Exchange (the "NYSE"), and reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    Amphenol has filed with the Commission a registration statement on Form S-3 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document that is filed as an exhibit to the Registration Statement are qualified by reference to the full text of such contract or document.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated herein by reference and shall be deemed to be a part hereof:

        1. Annual Report of the Company on Form 10-K for the year ended December 31, 1996; and

        2.  Current Report of the Company on Form 8-K dated January 23, 1997.

    All documents and reports filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents or reports incorporated herein by reference (other than exhibits thereto, unless such exhibits specifically are incorporated by reference into such documents or reports or this Prospectus). Requests for such documents or reports should be submitted in writing, addressed to the Secretary, Amphenol Corporation, 358 Hall Avenue, Wallingford, Connecticut 06492, telephone (203) 265-8900.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, CONTAINED ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE. UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO THE "COMPANY" OR "AMPHENOL" SHALL MEAN AMPHENOL CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY

    Amphenol is a leading designer, manufacturer and marketer of electrical, electronic and fiber optic connectors, interconnect systems and coaxial and flat-ribbon cable. The primary end markets for the Company's products are telephone, wireless and data communications systems; cable television systems; commercial and military aerospace electronics; automotive and mass transportation applications; and industrial factory automation equipment. For the year ended December 31, 1996, approximately 52% of the Company's net sales were to the worldwide communications market (including 23% for the cable television market), 26% were for commercial and military aerospace and other military electronics applications and 22% were for industrial, transportation and other applications. The Company focuses on optimizing its mix of higher margin application-specific products in its product offerings and has enhanced the cost controls in its operations. As a result of these initiatives, the Company's operating profit margin has increased from 13.5% in fiscal year 1993 to 17.8% in fiscal year 1996. For fiscal year 1996, the Company had net sales and EBITDA (as defined) of $776.2 million and $166.1 million, respectively.

    The Company designs and manufactures connectors and interconnect systems, which are used primarily to conduct electrical and optical signals, for a wide range of sophisticated electronic applications. The Company believes, based primarily on published market research, that it is one of the largest connector manufacturers in the world and the leading supplier of high performance environmental connectors that require superior performance and reliability under conditions of stress and in hostile environments. Such conditions are frequently encountered in commercial and military aerospace applications and other demanding industrial applications such as natural resource exploration, medical instrumentation and off-road construction. In addition, the Company has developed a broad range of interconnect products to serve the rapidly growing markets of wireless communications including cellular and personal communication networks and fiber optic networks; electronic commerce including smart cards and electronic purse applications; and automotive safety products including airbags, pretensioner seatbelts and anti-lock braking systems. The Company is also one of the leaders in developing interconnect products for factory automation and machine tools and develops interconnect products for mass transportation applications. The Company believes that the worldwide industry for interconnect products and systems is highly fragmented with over 1,000 producers of connectors worldwide, of which the 10 largest producers accounted for a combined market share of approximately 36% in 1996. The Company estimates that the total sales for the industry were approximately $27.0 billion in 1996.

    The Company's Times Fiber subsidiary is the world's second largest producer of coaxial cable for the cable television market. The Company believes that Times Fiber is one of the lowest cost producers of coaxial cable for the cable television market, and that it is one of the technological leaders in increasing the bandwidth of coaxial cable products to accommodate increased channel capacity for full service cable television/telecommunication systems. In addition, the Company is beginning to supply the developing market for high bandwidth coaxial cable and related interconnect products used in full service cable television/telecommunication systems being installed by cable operators and telecommunication companies. The Company has also become a major supplier of coaxial cable to the emerging international cable television markets. The Company estimates that the total sales for the worldwide market for coaxial cable for cable television were approximately $800.0 million in 1996.

    The Company is a global manufacturer employing advanced manufacturing processes. The Company's products are manufactured and assembled at facilities in the United States, Canada, Mexico, Germany,

France, the United Kingdom, the Czech Republic, Hong Kong, Taiwan, Japan, India and the People's Republic of China. The Company's connector products are sold through its global sales force and independent manufacturers' representatives to thousands of original equipment manufacturers ("OEMs") in 52 countries throughout the world as well as through a global network of electronics distributors. The Company's coaxial cable products are primarily sold to cable television operators and to telecommunication companies who have entered the broadband communications market. In 1996, approximately 55% of the Company's net sales were in North America, 33% were in Europe and 12% were in Asia and other countries.

COMPETITIVE STRENGTHS

    - LEADER IN ATTRACTIVE MARKET SEGMENTS. The Company serves diverse markets within the connector industry such as the worldwide communications, aerospace, automotive and industrial markets and growing segments within these markets. For instance, the Company has a broad product offering of communications-related interconnect products such as sophisticated wavelength division multiplexers used in fiber optic networks, radio frequency connector products used in base stations and handheld sets in wireless communications, and interconnect acceptor devices used in smart card systems. The Company, in conjunction with a significant OEM customer, has also developed sophisticated interconnect coupler technology for advanced commercial aircraft flight control systems. In addition, the Company has pioneered the development of interconnect products for automotive safety systems such as airbags and pretensioner seatbelts and has been an innovator in the development of motion control connector products for factory automation. With respect to its coaxial cable products for cable television, the Company has been one of the technological leaders in expanding the bandwidth characteristics of coaxial cable so as to permit greater channel capacity for cable television systems.

    - CLOSE RELATIONSHIPS WITH OEMS. Due in part to its 60 year history in the connector business and its reputation for innovative, high quality interconnection products, the Company has developed close relationships with many of its OEM customers in its various product segments. To this end, the Company has achieved preferred supplier designations from many OEMs, enabling the Company to work closely with these OEMs through product design teams and collaborative arrangements to design and manufacture application-specific products. The Company's key account managers enhance the Company's role as a supplier of application-specific products for OEMs by directing customer relationships on a global basis and bringing to bear the Company's global resources to satisfy the worldwide needs of its multinational OEM customers.

    - GLOBAL PRESENCE. Approximately 49% of the Company's sales for fiscal year 1996 were outside of the United States. The Company has 31 manufacturing and assembly facilities on three continents and sales and distribution organizations and relationships in 52 countries throughout the world. The Company's global presence enables it to serve the expanding global needs and requirements of its existing multinational and international OEM customers and to position itself to develop new customer relationships with other multinational and international OEMs. The Company believes that having a local presence in foreign markets in which its OEM customers operate is an important factor in its ability to provide high quality products on a timely and efficient basis. Moreover, the Company attains important operational advantages by developing and sharing "best practices" across its vast international design and manufacturing network.

    - EXTENSIVE PRODUCT LINE. Through its advanced technological and design capabilities, the Company has developed an extensive line of interconnect products for its customers worldwide which resulted in sales of approximately 83,000 SKUs in 1996. By offering a broad array of high quality products, the Company strives to provide highly-engineered, reliable and value-added solutions for all of its customers' interconnection needs. For example, based on Amphenol's position as the leading supplier in the high performance environmental connector market, the Company performed certain research and development for, and is now producing, a family of connectors comprising approximately 1,000 SKUs for use in the international space station program. The Company believes that the breadth of its product line combined with its global presence is an important competitive advantage in an environment in which many OEMs and other customers are reducing the size of their supplier bases.

    - BROAD CUSTOMER BASE. The Company's products are used in a wide variety of applications by numerous customers, none of whom accounted for more than 5% of the Company's sales in 1996 (except for sales under contract with the U.S. Government and its subcontractors, which accounted for 8% of 1996 sales). In 1996, the Company sold its products to approximately 11,500 customer locations worldwide. The Company's products are also sold to additional customer locations through eight of the 10 largest electronics distributors in the United States, which the Company believes is an important competitive advantage in effectively marketing its products. By servicing a broad array of customers in a variety of different industries and countries, the Company strives to develop opportunities to cross-market products and technologies.

BUSINESS STRATEGY

    The Company's strategic objective is to further enhance its position as a leading global designer and manufacturer of interconnect solutions and coaxial cable products. The Company seeks to achieve this objective by pursuing the following strategies:

    - INCREASE DEVELOPMENT OF APPLICATION-SPECIFIC PRODUCTS FOR OEMS. The Company intends to expand the scope and number of preferred supplier designations and application-specific assignments it has with OEM customers. The Company works closely with its network of OEM customers at the design stage to create and manufacture innovative connector solutions to meet its customers' specific interconnection needs. The Company's application-specific products designed and manufactured for OEMs in this manner generally have higher margins than the Company's other interconnection products and have been developed across all of the Company's product lines. In addition to developing further its relationship with these OEMs and providing a source of high margin sales, this product development strategy has a number of important ancillary benefits. For instance, once an application-specific product has been developed for a specific OEM customer, such new product often becomes widely accepted in the industry for similar applications and products manufactured by other potential customers, thereby providing additional sources of future revenue. For example, the Company developed an application-specific interconnect system for automotive safety devices for a European luxury automobile manufacturer that became broadly used by other European automobile manufacturers for standard car models.

    - EXPAND PRODUCT LINES. The Company's current product lines encompass market segments comprising approximately 50% of the $27.0 billion connector industry. The Company continuously strives to expand its product lines in order to become a primary source supplier of interconnect solutions for many of its customers. By expanding its product lines, the Company intends to leverage its extensive customer relationships to cross-sell additional connector products. For example, in 1995, the Company developed and is now producing a broad line of radio frequency coaxial and fiber optic connectors for the cable television industry, which the Company markets to its large base of existing coaxial cable customers. Moreover, in an environment in which many OEMs and other customers are reducing the size of their supplier bases, the Company believes that the expansion of its product lines will further solidify its importance to existing customers and enable the Company to effectively market products to new customers.

    - FOCUS ON RAPIDLY GROWING COMMUNICATIONS SEGMENT. The Company intends to capitalize on its advanced technological capabilities and products in the emerging and rapidly expanding communications segment of the connector industry, which has displayed strong growth in recent years in connection with the proliferation of wireless communications including cellular telephones and personal communication networks. For instance, the Company has developed a broad range of radio frequency connector products for the wireless communications market, and the Company's technology for smart card acceptor devices is used in many of the hand held cellular telephones in Europe and elsewhere. The Company also believes that many of the advanced technologies developed through its product development activity in the commercial and military aerospace segment provide it with significant competitive advantages in the development of new commercial communications connector products. For example, by using the technological capabilities that it developed in designing filtered connectors for the aerospace segment, the Company was able to develop a line of filtered connectors for the commercial communications segment.

    - EXPAND GLOBAL PRESENCE. The Company intends to further expand its global manufacturing, sales and service operations to better serve its existing client base, penetrate developing markets and establish new customer relationships. As the Company's multinational OEM customers expand their international operations to take advantage of developing markets and the lower manufacturing and labor costs of such markets, the Company intends to similarly expand its international capabilities in order to provide just-in-time facilities near these customers. Such international expansion also enables the Company to further reduce its reliance on the U.S. economy and to take advantage of the lower manufacturing costs in certain countries. The Company has recently increased its presence in this region through the expansion of its Asia-Pacific sales force, the expansion of its manufacturing facilities in the People's Republic of China and the acquisition of 51% of Kai-Jack Industrial Co., Ltd. ("Kai-Jack"), one of the leading Taiwanese radio frequency connector manufacturers.

    - EXPAND INTERNATIONAL SALES OF COAXIAL CABLE. The Company believes that the relatively low penetration rate for cable television in countries outside of the United States provides significant opportunity for future growth in international sales of coaxial cable. For example, it is estimated that in 1996 only 25% of the television households in Western Europe, 15% of such households in Asia, and 11% of such households in Latin America subscribed to some form of multichannel television service as compared to an estimated subscription rate of 64% in the United States. Cable system developments are currently planned in a number of different countries, including large portions of Europe, Asia and Latin America. The Company believes that it is well positioned to take advantage of this opportunity because it is the second largest provider of coaxial cable for cable television in the world and because it has extensive relationships with many of the foreign and multinational multiple system operators ("MSOs") planning system developments, including United International Holdings, Inc., Telewest Communications Plc and Continental Cablevision, Inc.

    - PURSUE STRATEGIC ACQUISITIONS AND INVESTMENTS. The Company intends to continue to pursue strategic acquisitions that complement its existing business and further expand its product lines and technological capabilities. The interconnection industry is highly fragmented with over 1,000 producers of connectors worldwide, of which the 10 largest producers accounted for a combined market share of approximately 36% in 1996. The Company believes that the fragmented nature of the connector industry provides significant opportunities for future strategic acquisitions. Furthermore, the Company believes that it can improve the profitability of the acquired companies through economies of scale. The Company's recent acquisitions of The Sine Companies, Inc. ("Sine") and Kai-Jack, which expanded the Company's capabilities in the factory automation and radio frequency segments, respectively, and, in the case of Kai-Jack, increased the Company's presence in the growing Asia-Pacific market, are examples of the type of synergistic acquisitions the Company plans to continue to pursue.

THE MERGER AND THE FINANCINGS

    On January 23, 1997, the Company entered into an agreement and plan of merger (the "Merger Agreement") with NXS Acquisition Corp. ("NXS Acquisition"). NXS Acquisition, as of the date hereof, is a wholly owned subsidiary of KKR 1996 Fund L.P. (the "Partnership"), a limited partnership formed at the direction of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). Pursuant to the Merger Agreement, upon the approval of the stockholders of the Company at the annual meeting to be
held on            , 1997 and the satisfaction of certain other conditions, NXS
Acquisition will be merged with and into the Company, with the Company being the surviving corporation (the "Merger"). The Merger contemplates that approximately 90% of the presently issued and outstanding shares of the Company's Common Stock will be converted, at the election of the holder, into $26.00 in cash per share (the "Cash Consideration"), and that approximately 10% of such shares will be retained by stockholders. As a result of the Merger, the Company's existing stockholders will own approximately 25% of the shares issued and outstanding immediately after the Merger and the Partnership will own approximately 75% of the shares issued and outstanding immediately after the Merger, in each case, before giving effect to the exercise of the NXS Option or the Stockholders Option (each as defined) granted with respect to the shares of Common Stock owned by the DeGeorge Stockholders (as defined) pursuant to the Stockholders Agreement (as defined). Assuming all stockholders elect to convert all of their shares into the right to receive the Cash Consideration, which would maximize the number of shares subject to the NXS Option and the Stockholders Option after the Merger, then upon exercise of either such option, the Partnership would own, directly or indirectly, approximately 82% of the shares issued and outstanding immediately after the Merger and the remaining stockholders would own, in the aggregate, approximately 18% of such shares. See "The Merger."

    The transactions contemplated by the Merger Agreement will be funded by (i) $750.0 million of bank borrowings by the Company pursuant to a senior secured term loan facility (the "Term Loan Facility"), (ii) the offering of $240.0 million aggregate principal amount of the Notes (the "Offering"), (iii) an equity investment in the Company by the Partnership of approximately $341.0 million and (iv) available cash of the Company. Such amounts will be used to (a) pay approximately $1,048.3 million of cash merger consideration, (b) repay indebtedness of the Company under its existing bank credit facility (the "Existing Bank Credit Facility")($24.0 million at December 31, 1996), (c) redeem the $100.0 million outstanding aggregate principal amount of the Company's 10.45% Senior Notes due 2001 (the "Existing Senior Notes"), (d) repurchase the $95.0 million outstanding aggregate principal amount of the Company's 12 3/4% Senior Subordinated Notes due 2002 (the "12 3/4% Notes" and, together with the Existing Senior Notes, the "Existing Notes") in the Company's tender offer for the 12 3/4% Notes (the "Debt Tender Offer"), (e) pay an estimated $19.3 million of premiums in connection with the retirement of the Existing Notes, and (f) pay an estimated $58.4 million in transaction fees and expenses incurred in connection with the Merger. The Company also expects to enter into a $150.0 million senior secured revolving credit facility (the "Revolving Credit Facility") to provide for the Company's working capital requirements following the Merger. The Revolving Credit Facility and the Term Loan Facility (collectively the "Credit Facilities") will be provided by a group of banks led by Bankers Trust Company ("BTCo"). The Credit Facilities and the Offering are collectively referred to herein as the "Financings." On January 21, 1997, the Company received an executed commitment from BTCo to provide the Credit Facilities. The commitment is subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to the commitment. See "Use of Proceeds," "Capitalization" and "Description of Credit Facilities."

    The sources and uses of the funds for the Merger and the related transactions (including the Financings and the Debt Tender Offer), which assume that the Merger occurred on December 31, 1996, are as follows (dollars in millions):

                                 SOURCES OF FUNDS
Revolving Credit Facility..........................................................  $    13.0
Term Loan Facility.................................................................      750.0
Senior Subordinated Notes offered hereby...........................................      240.0
Equity investment..................................................................      341.0
Available cash.....................................................................        1.0
                                                                                     ---------
    Total Sources..................................................................  $ 1,345.0
                                                                                     ---------
                                                                                     ---------
                                   USES OF FUNDS
Repayment of Existing Bank Credit Facility.........................................  $    24.0
Redemption of Existing Senior Notes................................................      100.0
Repurchase of 12 3/4% Notes (a)....................................................       95.0
Payment of cash merger consideration...............................................    1,048.3
Estimated debt retirement premiums (a).............................................       19.3
Estimated transaction fees and expenses (b)........................................       58.4
                                                                                     ---------
    Total Uses.....................................................................  $ 1,345.0
                                                                                     ---------
                                                                                     ---------

------------------------

(a) Assumes all of the outstanding 12 3/4% Notes are repurchased in the Debt Tender Offer; however, there can be no assurance that all of such 12 3/4% Notes will be repurchased. At least 51% (the "Minimum Condition") of the outstanding aggregate principal amount of such 12 3/4% Notes must be repurchased in the Debt Tender Offer. If the Minimum Condition is met but less than all of the holders of the 12 3/4% Notes tender, the 12 3/4% Notes that are not repurchased will remain outstanding at least until December 15, 1997, the earliest date on which such 12 3/4% Notes may be optionally redeemed by the Company.

(b) Includes aggregate cash consideration of up to $2.4 million related to the Company stock options to be canceled in conjunction with the Merger.

                                  THE OFFERING

Securities Offered..............  $240,000,000 in aggregate principal amount of   % Senior
                                  Subordinated Notes due 2007.
Maturity Date...................  , 2007.
Interest Payment Dates..........  and      of each year, commencing      , 1997.
Optional Redemption.............  The Notes will be redeemable at the option of the Company,
                                  in whole or in part, at any time on or after      , 2002,
                                  in cash at the redemption prices set forth herein, plus
                                  accrued and unpaid interest, if any, thereon to the date
                                  of redemption. In addition, at any time on or prior to
                                       , 2000, the Company may, at its option, redeem up to
                                  40% of the aggregate principal amount of the Notes
                                  originally issued at a redemption price equal to   % of
                                  the aggregate principal amount thereof, plus accrued and
                                  unpaid interest, if any, thereon to the redemption date,
                                  with the net cash proceeds of one or more Equity Offerings
                                  (as defined); provided that at least 60% of the aggregate
                                  principal amount of the Notes originally issued remains
                                  outstanding immediately after the occurrence of each such
                                  redemption. See "Description of the Notes-- Optional
                                  Redemption."
Change of Control...............  Upon the occurrence of a Change of Control (as defined), the Company will be required to make an offer to purchase
                                  the Notes at a price in cash equal to 101% of the
                                  aggregate principal amount thereof, plus accrued and
                                  unpaid interest, if any, thereon to the date of purchase.
                                  See "Description of the Notes--Repurchase at the Option of
                                  Holders--Change of Control." There can be no assurance
                                  that, in the event of a Change of Control, the Company
                                  would have sufficient funds to purchase all Notes
                                  tendered. See "Risk Factors--Change of Control."
Ranking.........................  The Notes will be general unsecured obligations of the
                                  Company, will be subordinated in right of payment to all
                                  existing and future Senior Indebtedness (as defined) of
                                  the Company and will be effectively subordinated to all
                                  Indebtedness and other obligations (including trade
                                  payables) of the Company's subsidiaries. The Notes will
                                  rank PARI PASSU with any future senior subordinated
                                  indebtedness of the Company and will rank senior to all
                                  other Subordinated Indebtedness (as defined) of the
                                  Company. The Indenture permits the Company to incur
                                  additional indebtedness, including up to $1.0 billion of
                                  Senior Indebtedness under the Credit Facilities, subject
                                  to certain limitations. At December 31, 1996, on a pro
                                  forma basis after giving effect to the Merger and the
                                  Financings (including the Offering), the aggregate amount
                                  of the Company's outstanding Senior Indebtedness would
                                  have been approximately $763.0 million (excluding $3.0
                                  million of outstanding letters of credit and unused
                                  commitments), and, assuming the repurchase of all of the
                                  Company's 12 3/4% Notes in the Debt Tender Offer, the
                                  Company would have had no senior subordinated indebtedness outstanding other than the Notes. In addition, as of
                                  December 31, 1996, on a pro forma basis after giving
                                  effect to the Merger and the Financings (including the
                                  Offering), the aggregate

                                  amount of the outstanding Indebtedness of the Company's
                                  subsidiaries would have been approximately $8.3 million.
                                  See "Pro Forma Consolidated Financial Statements" and
                                  "Description of the Notes--Subordination."
Certain Covenants...............  The indenture under which the Notes will be issued (the
                                  "Indenture") will contain covenants that will, subject to
                                  certain exceptions, limit, among other things, the ability of the Company and/or its Restricted Subsidiaries (as
                                  defined) to (i) pay dividends or make certain other
                                  restricted payments or investments; (ii) incur additional
                                  Indebtedness and issue disqualified stock and preferred
                                  stock; (iii) create liens on assets; (iv) merge,
                                  consolidate, or sell all or substantially all of their
                                  assets; (v) enter into certain transactions with
                                  affiliates; (vi) create restrictions on dividends or other payments by Restricted Subsidiaries to the Company; (vii)
                                  create guarantees of indebtedness by Restricted
                                  Subsidiaries; and (viii) incur other senior subordinated
                                  indebtedness. See "Description of the Notes."
Use of Proceeds.................  The gross proceeds from the Offering, together with borrowings under the Credit Facilities, the equity
                                  contribution by the Partnership and certain available cash of the Company, will be used upon consummation of the
                                  Merger to pay approximately $1,048.3 million of cash
                                  merger consideration, repay indebtedness of the Company
                                  under the Existing Bank Credit Facility ($24.0 million at
                                  December 31, 1996), retire $195.0 million of the Existing
                                  Notes, pay estimated debt retirement premiums of $19.3
                                  million in connection with the retirement of the Existing
                                  Notes, and pay an estimated $58.4 million in transaction
                                  fees and expenses. See "The Merger" and "Use of Proceeds."
Conditions......................  The closing of the Offering is conditioned upon consummation of the Merger and the Financings (other than
                                  the Offering).

                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Notes.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    The following table sets forth summary consolidated financial and other data of the Company. The historical consolidated financial data for the three fiscal years ended December 31, 1996 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of Amphenol and related notes thereto included elsewhere in this Prospectus. The historical consolidated financial data for the two fiscal years ended December 31, 1993 have been derived from audited consolidated financial statements of the Company which are not contained herein. The pro forma consolidated financial data have been derived from the Pro Forma Consolidated Financial Statements and the related notes thereto included elsewhere herein. The pro forma statement of income data for the period presented give effect to the Merger and the Financings and related transactions (including the redemption of the Existing Senior Notes and the repurchase of all of the outstanding 12 3/4% Notes in the Debt Tender Offer) as if such transactions were consummated on January 1, 1996. The pro forma balance sheet data give effect to the Merger and the Financings and related transactions (including the redemption of the Existing Senior Notes and the repurchase of all of the outstanding 12 3/4% Notes in the Debt Tender Offer) as if such transactions had occurred as of December 31, 1996. See "Pro Forma Consolidated Financial Statements," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                 ------------------------------------------
                                                                                   1992       1993       1994       1995
                                                                                 ---------  ---------  ---------  ---------

                                                                                           (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Net sales....................................................................  $ 457,677  $ 603,967  $ 692,651  $ 783,233
  Cost of sales, excluding depreciation and amortization expense...............    313,322    404,709    458,318    506,707
  Depreciation and amortization expense........................................     26,048     28,614     28,099     27,795
  Selling, general and administrative expense..................................     75,107     89,386    102,183    114,041
                                                                                 ---------  ---------  ---------  ---------
  Operating income.............................................................  $  43,200  $  81,258  $ 104,051  $ 134,690
                                                                                 ---------  ---------  ---------  ---------
                                                                                 ---------  ---------  ---------  ---------
  Net income before extraordinary item.........................................  $   8,639  $  24,749  $  42,400  $  62,858
                                                                                 ---------  ---------  ---------  ---------
                                                                                 ---------  ---------  ---------  ---------
OTHER DATA:
  EBITDA (a)...................................................................  $  70,080  $ 109,035  $ 131,209  $ 162,145
  EBITDA margin................................................................       15.3%      18.1%      18.9%      20.7%
  Capital expenditures.........................................................  $   6,695  $   5,988  $  10,936  $  20,381
  Ratio of earnings to fixed charges (b).......................................        1.5x       1.8x       2.9x       4.1x
PRO FORMA DATA:
  EBITDA (a)...................................................................
  Cash interest expense (c)....................................................
  Ratio of EBITDA to cash interest expense.....................................
  Ratio of earnings to fixed charges (b).......................................


                                                                                   1996
                                                                                 ---------

STATEMENT OF INCOME DATA:
  Net sales....................................................................  $ 776,221
  Cost of sales, excluding depreciation and amortization expense...............    494,689
  Depreciation and amortization expense........................................     28,808
  Selling, general and administrative expense..................................    114,746
                                                                                 ---------
  Operating income.............................................................  $ 137,978
                                                                                 ---------
                                                                                 ---------
  Net income before extraordinary item.........................................  $  67,578
                                                                                 ---------
                                                                                 ---------
OTHER DATA:
  EBITDA (a)...................................................................  $ 166,061
  EBITDA margin................................................................       21.4%
  Capital expenditures.........................................................  $  20,374
  Ratio of earnings to fixed charges (b).......................................        4.4x
PRO FORMA DATA:
  EBITDA (a)...................................................................  $ 166,061
  Cash interest expense (c)....................................................     88,544
  Ratio of EBITDA to cash interest expense.....................................        1.9x
  Ratio of earnings to fixed charges (b).......................................        1.4x

                                                                                                           AS OF DECEMBER 31, 1996
                                                                                                           ------------------------
                                                                                                           HISTORICAL    PRO FORMA
                                                                                                           -----------  -----------

                                                                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital........................................................................................   $ 136,864   $   153,395
  Total assets...........................................................................................     710,662       754,421
  Total debt (d).........................................................................................     227,243     1,011,195
  Total shareholders' equity (deficit)...................................................................     360,548      (379,645)

------------------------
(a) "EBITDA" represents earnings before interest expense, other financing fees associated with program fees on sale of accounts receivable, interest income, income taxes, and depreciation and amortization expense, and excludes minority interest. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of the Company's operating performance or to cash flow as a measure of liquidity. EBITDA is included in the Prospectus as it is a basis upon which the Company assesses its financial performance, and certain covenants in the Company's borrowing arrangements will be tied to similar measures. EBITDA in fiscal 1992 excludes the effects of a non-recurring charge of $4,130 associated with an acquisition.
(b) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and extraordinary items, plus fixed charges. Fixed charges includes interest expenses on all indebtedness, other financing fees associated with program fees on sale of accounts receivable, amortization of deferred debt issuance costs, and one-third of rental expenses on operating leases, representing that portion of rental expense deemed by the Company to be attributable to interest.
(c) Pro forma cash interest expense is defined as interest expense exclusive of bank agency fees, commitment fees, and amortization of deferred debt issuance costs.
(d) Total debt includes long-term debt and the current portion of long-term debt.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS BEFORE PURCHASING THE NOTES OFFERED HEREBY.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE

    The Company will incur substantial indebtedness in connection with the Merger. See "The Merger" and "Capitalization." As of December 31, 1996, after giving pro forma effect to the Merger and the Financings (including the Offering), the Company would have had $1,011.3 million (excluding $3.0 million of outstanding letters of credit) of consolidated indebtedness and $379.7 million of consolidated shareholders' deficit. Upon completion of the Financings, the Company will have consolidated long-term indebtedness substantially greater than the Company's pre-Merger long-term indebtedness. As of December 31, 1996, after giving pro forma effect to the Merger and the Financings, the Company would have had $134.0 million (after giving effect to $3.0 million of outstanding letters of credit) available to be borrowed under the $150.0 million Revolving Credit Facility. Also after giving pro forma effect to such transactions, the Company's ratio of earnings to fixed charges would have been 1.4 to 1.0 for the fiscal year ended December 31, 1996. Pro forma net income for the fiscal year ended December 31, 1996 would have been $23.4 million, as compared to $67.6 million for the same period on an historical basis, and pro forma cash interest expense for the fiscal year ended December 31, 1996 would have been $88.5 million ($95.6 million of total interest expense), as compared to $23.9 million ($24.6 million of total interest expense) for the same period on an historical basis. See "Capitalization" and "Pro Forma Consolidated Financial Statements." The Company and its subsidiaries may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing their indebtedness. Accordingly, the Company will have significant debt service obligations.

    The Company's debt service obligations could have important consequences to holders of the Notes, including the following: (i) a substantial portion of the Company's cash flow available from operations after satisfying certain liabilities arising in the ordinary course of business will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds that would otherwise be available to the Company, including for acquisitions and future business opportunities; (ii) the Company's ability to obtain additional financing in the future may be limited; (iii) certain of the Company's borrowings (including, but not limited to, the amounts borrowed under the Credit Facilities) will be at variable rates of interest, which could cause the Company to be vulnerable to increases in interest rates; (iv) the Company's flexibility in planning for, or reacting to, changes in its business and the industry may be limited; (v) the Company's higher degree of leverage may make it relatively more vulnerable to economic downturns and competitive pressures; (vi) a substantial decrease in net operating cash flows or an increase in expenses of the Company could make it difficult for the Company to meet its debt service requirements or force it to modify its operations; and (vii) all of the indebtedness incurred in connection with the Credit Facilities will become due prior to the time the principal payment on the Notes will become due.

    The Company's ability to make scheduled payments of the principal of, or to pay interest on, or to refinance its indebtedness (including the Notes) and to make scheduled payments under its operating leases depends on its future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond its control. Based upon the current level of operations and anticipated growth, management believes that future cash flow from operations, together with available borrowings under the Revolving Credit Facility, will be adequate to meet the Company's anticipated requirements for capital expenditures, working capital, interest payments and scheduled principal payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." There can be no assurance, however, that the Company's business will continue to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures after satisfying certain liabilities arising in the ordinary course of business. If unable to do so, the Company may be required to refinance all or a portion of its existing debt, including the Notes, to sell assets or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any such sales of assets or additional financing could be achieved.

RESTRICTIVE LOAN COVENANTS

    The Credit Facilities and the Indenture will contain numerous financial and operating covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, to sell or otherwise dispose of assets, and to merge or consolidate with other entities. See "Description of Credit Facilities" and "Description of the Notes--Certain Covenants." The Credit Facilities will also require the Company to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Credit Facilities or the Indenture could result in an event of default under either the Credit Facilities or the Indenture, which could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. If, as a result thereof, a default occurs with respect to Senior Indebtedness, the provisions in the Credit Facilities or the subordination provisions in the Indenture would likely restrict payments to the holders of the Notes.

SUBORDINATION OF NOTES TO SENIOR INDEBTEDNESS

    The Company's obligations under the Notes are subordinate and junior in right of payment to all existing and future Senior Indebtedness of the Company, including all Indebtedness under the Credit Facilities. As of December 31, 1996, on a pro forma basis after giving effect to the Merger and the Financings (including the Offering), the aggregate amount of the Company's outstanding Senior Indebtedness would have been approximately $763.0 million (excluding $3.0 million of outstanding letters of credit, unused commitments and subsidiary Indebtedness of approximately $8.3 million). Additional Senior Indebtedness may be incurred by the Company from time to time, subject to certain restrictions. By reason of such subordination, in the event of an insolvency, liquidation, or other reorganization of the Company, the lenders under the Credit Facilities and other creditors who are holders of Senior Indebtedness must be paid in full before the holders of the Notes may be paid. Accordingly, there may be insufficient assets remaining after payment of prior claims to pay amounts due on the Notes. In addition, under certain circumstances, no payments may be made with respect to the Notes if a default exists with respect to Senior Indebtedness.

    The Notes are also effectively subordinated to the obligations of the Company's subsidiaries, including trade payables. The Notes will not be guaranteed by any of the Company's subsidiaries. All of the Company's significant domestic subsidiaries will guarantee all obligations outstanding under the Credit Facilities. In the event of an insolvency, liquidation or other reorganization of any of the subsidiaries of the Company, the creditors of the Company (including the holders of the Notes), as well as stockholders of the Company, will have no right to proceed against the assets of such subsidiaries or to cause the liquidation or bankruptcy of such subsidiaries under federal bankruptcy laws. Creditors of such subsidiaries would be entitled to payment in full from such assets before the Company would be entitled to receive any distribution therefrom. Except to the extent that the Company may itself be a creditor with recognized claims against such subsidiaries, claims of creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including claims under the Notes. Certain operations of the Company are conducted through its subsidiaries and, therefore, the Company is dependent upon the cash flow of its subsidiaries to meet its obligations, including its obligations under the Notes. As of December 31, 1996, the Company's subsidiaries had outstanding Indebtedness of approximately $8.3 million and other obligations (including trade payables) of approximately $82.0 million. See "Description of Credit Facilities" and "Description of the Notes-- Subordination."

ENCUMBRANCES TO SECURE CREDIT FACILITIES

    In addition to being subordinated to all existing and future Senior Indebtedness of the Company, the Notes will not be secured by any of the Company's assets. The Company's obligations under the Credit Facilities will be secured by a first priority pledge of and security interest in 100% of the common stock of certain of the Company's direct domestic subsidiaries and 65% of the common stock of certain of the Company's material direct foreign subsidiaries. If the Company becomes insolvent or is liquidated, or if payment under any of the Credit Facilities is accelerated, the lenders under the Credit Facilities will be entitled to exercise the remedies available to a secured lender under applicable law. Accordingly, such lenders will have a prior claim with respect to the assets securing such indebtedness. See "Description of Credit Facilities."

CHANGE OF CONTROL

    The Indenture will provide that, upon the occurrence of a Change of Control, the Company will make an offer to purchase all or any part of the Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase. There can be no assurance that, in the event of a Change of Control, the Company would have sufficient funds to purchase all Notes tendered. In addition, the Credit Facilities will prohibit the Company from repurchasing any Notes, except with certain proceeds of one or more Equity Offerings and certain funds from other sources. The Credit Facilities will also provide that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Notes, or if the Company is required to make an Asset Sale Offer (as defined) pursuant to the terms of the Notes, the Company could seek the consent of its lenders to purchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or refinance such borrowings, the Company will remain prohibited from purchasing the Notes except to the extent permitted under such provisions. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default (as defined) under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the holders of the Notes. The provisions relating to a Change of Control included in the Indenture may increase the difficulty of a potential acquiror obtaining control of the Company. See "Description of the Notes--Repurchase at the Option of Holders--Change of Control."

FACTORS AFFECTING SALES TO THE CABLE TELEVISION INDUSTRY

    Demand for domestic coaxial cable television products has historically depended primarily upon capital spending cycles by cable operators for constructing, rebuilding, upgrading and maintaining their systems. Such capital spending is affected by a variety of factors, including general economic conditions, access by cable operators to financing, changes in governmental regulation of the cable television industry, competitive pressures and advances in technology. Beginning in late 1992, capital spending by the U.S. cable television industry increased from previously depressed levels as a result of generally better credit markets, allowing the cable television industry to take advantage of technological developments for offering enhanced services and to address a perceived competitive challenge from regional Bell operating companies ("RBOCs"). Capital spending began to decrease in 1995 and continued to slow in 1996 as cable operators perceived a diminished immediate competitive threat from RBOCs, the unavailability of some technological advancements, such as digital converters and cable modems, and the higher cost of capital due to the generally depressed equity values of cable operators. A number of MSOs are highly leveraged entities with substantial indebtedness. There can be no assurance that the capital spending by cable operators will not be further reduced in the future, adversely affecting demand for the Company's cable products.

    The Company's sales of coaxial cable for the U.S. cable television market were $94.5 million, $115.4 million and $116.8 million for 1996, 1995 and 1994, respectively. The Company's sales declined in 1996 primarily because (i) certain RBOCs that began purchasing coaxial cable from the Company in 1994 and 1995 to install full service communications systems significantly slowed their purchases in 1996 in an effort to work down inventory levels and to reassess their plans with respect to building broadband communications systems and (ii) in the fall of 1996, Tele-Communications, Inc. ("TCI"), a major MSO, announced that it was slowing down its equipment spending for rebuilding and upgrading many of its cable television systems and that it would concentrate on developing compression technology to offer expanded digital channel capacity to such systems. The Company's sales to RBOCs and TCI declined by a total of $18.4 million in 1996 compared to 1995.

    The Company's sales of coaxial cable products to international markets increased each year from 1989 through 1995 and will continue to be an important focus for the Company. In 1996, however, international sales of coaxial cable declined to $84.7 million from $122.9 million in 1995. While sales to any individual country may vary from year-to-year, the decline in 1996 was primarily because (i) a system operator for the major cities in Australia made the decision to change purchases of coaxial cable from the Company to a newly formed Australian joint venture between an international coaxial cable supplier and a local cable manufacturer and (ii) Taiwan is moving from an unregulated cable television environment to regulation through the awarding of franchises, which has slowed down the building of cable television systems. Sales to Australia and Taiwan declined by a total of $29.1 million in 1996 compared to 1995. U.S. cable television system designs are increasingly being employed in other countries where cable television penetration is currently low. However, there can be no assurance that international markets will continue to expand, or that growth and profitability in the Company's international sales will not be affected by political uncertainties, currency exchange rate fluctuations or variations in capital spending cycles in international markets.

    Technological developments which may impact the future designs of cable television systems are occurring rapidly in the communications industry. For example, under certain conditions, direct broadcast satellite services to consumers with satellite receiving dishes are being pursued, and certain cable distribution architectures that make greater use of fiber optic cable than current hybrid fiber optic/coaxial cable systems are being investigated. While the Company believes that for the foreseeable future cable system operators will continue to employ systems using a combination of fiber optic cable and high performance coaxial cable, any successful development, financing and implementation of alternative technologies may adversely affect demand for the Company's coaxial cable products.

EXPOSURE TO CHANGES IN MILITARY EXPENDITURES

    The Company is a major supplier of high performance environmental connectors for military applications. The U.S. defense budget has been declining in real terms since the mid-1980s, resulting in some delays in new program starts, program deferrals and program cancellations. Sales under contracts with the U.S. Government or under contracts with subcontractors that identified the U.S. Government as the ultimate purchaser represented approximately 8.0% of the Company's sales for the year ended December 31, 1996, compared to 7.1% for 1995 and 9.1% for 1994. Additionally, there are sales of the Company's products to the U.S. Government through its distributors. The Company's participation across a broad spectrum of defense programs is such that the Company believes that no one military program accounted for more than 1% of 1996 net sales. A significant further decline in U.S. military expenditures might adversely affect the Company's sales. The Company believes, however, that to the extent a higher proportion of available defense budget funds will be allocated to improvements of existing defense systems, rather than to new program starts, the impact on the Company of declining military budgets would be mitigated because of its substantial incumbency in existing programs and its experience in system upgrades.

COMPETITION

    The Company encounters competition in substantially all areas of its business. The Company competes primarily on the basis of product quality, price, engineering, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than the Company, as well as medium to smaller companies. In the area of coaxial cable for cable television, the Company believes that it and CommScope, a division of General Instrument Corporation, are the primary providers of such cable; however, CommScope is larger than the Company in this market. In addition, the Company faces competition from small companies that have concentrated their efforts in one or more areas of the coaxial cable market. There can be no assurance that additional competitors will not enter the Company's existing markets, nor can there be any assurance that the Company will be able to compete successfully against existing or new competition.

RISKS ASSOCIATED WITH FOREIGN OPERATIONS; EXCHANGE RATE FLUCTUATIONS

    The Company's products are manufactured and assembled at facilities in the United States, Canada, Mexico, Germany, France, the United Kingdom, the Czech Republic, Hong Kong, Taiwan, Japan, India and the People's Republic of China. Sales and expenses are frequently denominated in local currencies and are, therefore, subject to changes in currency exchange rates in relation to the U.S. dollar. There can be no assurance that measures taken by the Company to mitigate its exchange rate risk, including manufacturing and procuring its products in the same country or region in which products are sold and periodically engaging in hedging transactions such as forward exchange contracts, will eliminate or substantially reduce such risk.

    International manufacturing and sales are subject to inherent risks, including changes in local economic or political conditions, the imposition of currency exchange restrictions, unexpected changes in regulatory environments, potentially adverse tax consequences and the exchange rate risk discussed above. There can be no assurance that these factors will not have a material adverse impact on the Company's production capabilities or otherwise adversely affect the Company's business and operating results.

LABOR RELATIONS

    Approximately 2,300 of the Company's 4,500 hourly employees were represented by labor unions as of December 31, 1996. Beginning October 21, 1995, the Company experienced a seven day work stoppage at its plant in Sidney, New York when approximately 1,000 hourly employees represented by the International Association of Machinists and Aerospace Workers rejected a Company proposal for a collective bargaining agreement and voted to strike upon the expiration of their then current contract. A new three-year contract was approved and the work stoppage ended on October 28, 1995. In 1996, the United Steelworkers International Union, AFL-CIO attempted to organize approximately 500 hourly employees at the Company's plant in Chatham, Virginia. The union organizing effort was defeated by a vote of the hourly employees. A Regional Director of the National Labor Relations Board subsequently found that unfair labor practices had been committed by the Company prior to the election and ordered that a new election be held. The Company has appealed the finding and order of the Regional Director. If the Company's appeal is denied, a new election is held at the Chatham, Virginia plant and the union is certified, the Company would be required to bargain in good faith with the union, and its operations at such facility could be subject to the risks associated with unionized employees generally, including the risk of work stoppages.

CONTROL BY AFFILIATES OF KKR

    Upon completion of the Merger, approximately 75% of the outstanding shares of Common Stock will be held by the Partnership, of which KKR Associates 1996 L.P., a Delaware limited partnership ("KKR Associates 1996"), is the general partner (before taking into account the effect of any exercise of the NXS

Option or the Stockholders Option, the exercise of either of which could result in the Partnership owning, directly or indirectly, up to 82% of such shares). The sole general partner of KKR Associates 1996 is KKR 1996 GP LLC, a limited liability company organized under Delaware law. The members of KKR 1996 GP LLC are also the members of the limited liability company which is the general partner of KKR. Accordingly, the members of KKR 1996 GP LLC will control the Company and have the power to elect all of its directors, appoint new management and approve any action requiring the approval of the Company's stockholders, including adopting certain amendments to the Company's certificate of incorporation and approving mergers or sales of substantially all of the Company's assets. The directors elected by the Partnership will have the authority to effect decisions affecting the capital structure of the Company, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. There can be no assurance that the capital policies of the Company in effect prior to the Merger will continue after the Merger. In addition, there can be no assurance that the interests of the members of KKR 1996 GP LLC will not conflict with the interests of holders of the Notes. See "Management," "Ownership of Common Stock" and "Related Party Transactions."

FRAUDULENT TRANSFER CONSIDERATIONS

    Under applicable provisions of the United States Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance law, if the Company, at the time it issued the Notes, (a) incurred such indebtedness with the intent to hinder, delay or defraud creditors, or (b)(i) received less than reasonably equivalent value or fair consideration, and (ii) (A) was insolvent at the time of such incurrence, (B) was rendered insolvent by reason of such incurrence (and the application of the proceeds thereof), (C) was engaged or was about to engage in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital to carry on its business, or
(D) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, then, in each such case, a court of competent jurisdiction could avoid, in whole or in part, the Notes or, in the alternative, subordinate the Notes to existing and future indebtedness of the Company. The measure of insolvency for purposes of the foregoing would likely vary depending upon the law applied in such case. Generally, however, a debtor would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at a fair valuation, or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liabilities on its existing debts, including contingent liabilities, as such debts become absolute and matured. Management of the Company believes that, for purposes of the United States Bankruptcy Code and state fraudulent transfer or conveyance laws, the Notes are being issued without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith, and that the Company will receive reasonably equivalent value or fair consideration therefor, and that after the issuance of the Notes and the application of the net proceeds therefrom, the Company will be solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. However, there can be no assurance that a court passing on such issues would agree with the determination of the Company's management.

LACK OF PRIOR MARKET FOR THE NOTES

    There is currently no public market for the Notes and the Company has no present plan to list any of the Notes on a national securities exchange or to include any of the Notes for quotation through an interdealer quotation system. There can be no assurance that such a market will develop or, if such a market develops, as to the liquidity of such market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes after consummation of the Offering, as permitted by applicable laws and regulations; however, the Underwriters are not obligated to do so and any such market making activities may be discontinued at any time without notice. See "Underwriting."

FORWARD-LOOKING STATEMENTS

    This Prospectus contains certain forward-looking statements (including, without limitation, the statements under "Business--Competitive Strengths" and "--Business Strategy") within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act concerning the Company's future operations, economic performances and financial condition, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Company's business and operations and references to future success. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, in addition to the risk factors discussed above, including a global economic slowdown in any one, or all, of the Company's market segments, unpredictable difficulties or delays in the development of new product programs, increased difficulties in obtaining a consistent supply of basic materials like steel, aluminum, copper, gold or plastic resins at stable pricing levels, difficulties and unanticipated expense of assimilating newly-acquired businesses, technological shifts away from the Company's technologies and core competencies, unforeseen interruptions to the Company's business with its largest customers and distributors resulting from, but not limited to, strikes, financial instabilities or inventory excesses, unexpected government policies and regulations affecting the Company or its significant customers, the effects of extreme changes in monetary and fiscal policies in the United States and abroad, including extreme currency fluctuations and unforeseen inflationary pressures, drastic and unforeseen price pressures on the Company's products or significant cost increases that cannot be recovered through price increases or productivity improvements, significant changes in interest rates or in the availability of financing for the Company or certain of its customers, rapid escalation of the cost of regulatory compliance and litigation, unforeseen intergovernmental conflicts or actions, including but not limited to armed conflict and trade wars, any difficulties in obtaining or retaining the management or other human resource competencies that the Company needs to achieve its business objectives, and other factors, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company and its subsidiaries or their business or operations.

                                   THE MERGER

    The statements made under this heading relating to the Merger are summaries of the agreements described therein, do not purport to be complete and are qualified in their entirety by reference to such agreements, which are incorporated herein by reference. See "Available Information" and "Incorporation of Certain Information by Reference."

MERGER AGREEMENT

    The Company and NXS Acquisition, which as of the date hereof is a wholly owned subsidiary of the Partnership, have entered into the Merger Agreement, dated as of January 23, 1997. The Merger Agreement provides, among other things, for the merger of NXS Acquisition with and into the Company, with the Company being the surviving corporation. Pursuant to the Merger Agreement, upon consummation of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock held by the Company, any subsidiary of the Company, the Partnership, NXS Acquisition or any subsidiary of the Partnership, which will be canceled and retired, and fractional shares and shares of Common Stock subject to dissenters' rights) will be converted into either (a) the right to receive $26.00 in cash or (b) the right to retain one share of Common Stock. The Merger contemplates that approximately 90% of the presently issued and outstanding shares of the Company's Common Stock will be converted, at the election of the holder, into cash, as described above, and that approximately 10% of such shares will be retained by stockholders. Because 25% (or 4.4 million) of the shares outstanding after the Merger must be retained by existing stockholders of the Company, the right to receive $26.00 in cash per share or retain shares of Common Stock is subject to proration. Because the total number of outstanding shares of Common Stock will decrease from approximately 44.7 million to approximately 17.5 million, the approximately 10% of the outstanding Common Stock (4.4 million shares) to be retained by existing stockholders in the Merger will represent approximately 25% of the shares outstanding immediately after the Merger and the approximately 13.1 million shares to be owned by the Partnership will represent approximately 75% of the shares outstanding immediately after the Merger, in each case, before giving effect to the exercise after the Merger of the NXS Option or the Stockholders Option granted with respect to shares of Common Stock owned by the DeGeorge Stockholders pursuant to the Stockholders Agreement. See "--The Stockholders Agreement." Assuming all stockholders elected to convert all of their shares into the right to receive the Cash Consideration, which would maximize the number of shares subject to the NXS Option and the Stockholders Option, then upon exercise of either such option, the Partnership would own, directly or indirectly, approximately 82% of the shares issued and outstanding immediately after the Merger and the remaining stockholders would own, in the aggregate, approximately 18% of such shares.

    The Company will submit the Merger Agreement to its stockholders for approval and adoption at its annual meeting of stockholders of the Company,
which is expected to be held on       1997 (the "Annual Meeting"). Approval and
adoption of the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Common Stock. Lawrence J. DeGeorge, Chairman of the Board of Amphenol, Florence A. DeGeorge, his wife, Lawrence F. DeGeorge, one of their sons, and the Lawrence J. and Florence A. DeGeorge Charitable Trust, a charitable trust funded by Lawrence J. DeGeorge and Florence A. DeGeorge (collectively, the "DeGeorge Stockholders") owned, beneficially and/or of record, an aggregate of 13,487,453 shares of Common Stock on January 23, 1997, representing approximately 30.2% of the outstanding shares of Common Stock entitled to vote at the Annual Meeting. Pursuant to a Stockholders Agreement by and among NXS I, L.L.C., a Delaware limited liability company ("NXS LLC"), which as of the date hereof is a wholly owned subsidiary of the Partnership, and the DeGeorge Stockholders, dated as of January 23, 1997 (the "Stockholders Agreement"), the DeGeorge Stockholders, in their capacity as such, have agreed, among other things, to vote such shares and all other shares of Common Stock that the DeGeorge Stockholders acquire beneficial ownership of after January 23, 1997 and during the term of the Stockholders Agreement, if any (such shares collectively, the "Subject Shares"), in favor of the approval and the adoption of the Merger Agreement. See "--The Stockholders Agreement."

    The obligations of NXS Acquisition to effect the Merger are further subject to, among other things, the Company (i) amending the terms of the 12 3/4% Notes in a manner agreed to by NXS Acquisition and the Company and purchasing at least an aggregate principal amount of the 12 3/4% Notes equal to the minimum condition of the Debt Tender Offer, (ii) calling the Existing Senior Notes for redemption, and (iii) receiving the proceeds of the Financings, on terms and conditions contemplated by the Merger Agreement, or upon terms and conditions which are substantially equivalent thereto and, to the extent any of the terms and conditions are not contemplated by the Merger Agreement, such other terms and conditions which are reasonably satisfactory to NXS Acquisition. It is also a condition to the Merger that NXS Acquisition is reasonably satisfied that the Merger will be recorded as a recapitalization for financial reporting purposes.

    The Merger Agreement contains customary representations, warranties and covenants of the Company and may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company, by (a) mutual written consent of NXS Acquisition and the Company, (b) either NXS Acquisition or the Company, if any governmental entity has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger or the Debt Tender Offer, and such order or other action has become final and nonappealable, or the Merger has not been consummated on or before June 30, 1997 (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement), (c) either NXS Acquisition or the Company if the required approval of the stockholders of the Company shall not have been obtained at a duly held meeting of stockholders or at any adjournment thereof, (d) NXS Acquisition upon the withdrawal, modification or amendment in any respect adverse to NXS Acquisition of the Company's recommendation of the Merger to its stockholders, or the failure of the Company either to mail the proxy statement relating to the Annual Meeting as required by the Merger Agreement or to include such recommendation therein, or the taking of certain actions by the Company with respect to a third-party transaction proposal or the failure by the Company to take certain actions during the pendency of such a proposal or in pursuance of the Merger Agreement or (e) the Company if, pursuant to the Merger Agreement, the Board of Directors of the Company concludes in good faith, based on written advice from outside counsel, that the Board of Directors must not make or must withdraw or modify its recommendation of the Merger and the Board does not make or withdraws or modifies such recommendation.

THE STOCKHOLDERS AGREEMENT

    Pursuant to the Stockholders Agreement, the DeGeorge Stockholders, in their capacity as such, have agreed, among other things, to vote their respective Subject Shares, constituting an aggregate of approximately 30.2% of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, in favor of the Merger. Subject to the terms and conditions of the Stockholders Agreement, the DeGeorge Stockholders have agreed to vote, and have appointed NXS LLC and its officers, Michael Michelson and Marc Lipschultz, as their irrevocable proxies to vote, the Subject Shares in favor of the Merger and of certain related actions and against certain other enumerated actions or agreements. Subject to the terms and conditions of the Stockholders Agreement, all of the DeGeorge Stockholders have agreed to elect to convert all of their Subject Shares into cash in the Merger, to refrain from soliciting or responding to certain inquiries or proposals regarding the Company, to refrain from engaging in certain competitive activities with the Company, to comply with certain restrictions upon the transfer of the Subject Shares, to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions.

    If the Merger is consummated, (i) the DeGeorge Stockholders may exercise an option (the "Stockholders Option") granted to the DeGeorge Stockholders by NXS LLC pursuant to the Stockholders

Agreement to sell the Subject Shares to NXS LLC and (ii) NXS LLC may exercise an option (the "NXS Option") granted by the DeGeorge Stockholders pursuant to the Stockholders Agreement to purchase the Subject Shares during the period commencing upon the Effective Time and ending 30 days thereafter.

    If the Merger Agreement has been terminated by reason of the occurrence of certain events and either of the following shall have occurred: (A) any person, other than NXS Acquisition or any of its affiliates and other than any party to the Stockholders Agreement (and certain permitted transferees), shall have become the beneficial owner of more than 20% of the outstanding shares of Common Stock or (B) certain competing transaction proposals shall have been publicly made, proposed, communicated or disclosed, then NXS LLC may exercise the NXS Option to purchase the Subject Shares during the period commencing on the date of such termination and ending on the date which is six months later. In addition, if the Merger Agreement is terminated by reason of the occurrence of certain events, and, upon or following any such termination, either (i) any of the DeGeorge Stockholders or (ii) NXS LLC receives any cash or noncash consideration in respect of all or any portion of the Subject Shares in connection with certain third-party business combinations during the period commencing on January 23, 1997 and ending one year from the date the Merger Agreement is terminated, such selling party shall promptly pay over to the other party or its designee certain amounts.

    Upon the Effective Time of the Merger or the date the Merger Agreement is terminated in accordance with its terms, whichever occurs first, the obligations of the DeGeorge Stockholders (i) to vote their shares as specified in the Stockholders Agreement, (ii) to refrain from soliciting or responding to certain inquiries or proposals regarding the Company, and (iii) to comply with certain restrictions upon the transfer of the Subject Shares shall terminate in accordance with the Stockholders Agreement. If the Merger Agreement is terminated, the obligations of the DeGeorge Stockholders to refrain from competing with the Company shall also terminate. Subject to the foregoing, the obligations of the parties to the Stockholders Agreement otherwise survive termination of the Merger Agreement.

                                USE OF PROCEEDS

    The gross proceeds received by the Company from the Offering, together with borrowings under the Credit Facilities, the equity contribution by the Partnership, and certain available cash of the Company, will be used upon consummation of the Merger to (i) pay approximately $1,048.3 million of cash merger consideration, (ii) repay indebtedness of the Company under the Existing Bank Credit Facility (approximately $24.0 million at an interest rate of 6.0% at December 31, 1996 and which matures on November 30, 2000), (iii) redeem $100.0 million of the Existing Senior Notes (with an interest rate of 10.45% and which mature at various dates throughout 1999-2001), (iv) repurchase $95.0 million of the 12 3/4% Notes (which mature on December 15, 2002), (v) pay estimated debt retirement premiums of $19.3 million in connection with the retirement of the Existing Notes and (vi) pay an estimated $58.4 million in transaction fees and expenses. See "The Merger" and "Capitalization."

                                 CAPITALIZATION

    The following table sets forth as of December 31, 1996 the (i) consolidated historical capitalization of the Company and (ii) unaudited consolidated pro forma capitalization of the Company, as adjusted to give effect to the transactions contemplated by the Merger Agreement and the Financings, including the sale of the Notes pursuant to the Offering. The following table should be read in conjunction with the "Pro Forma Consolidated Financial Statements" and the notes thereto and the consolidated financial statements of the Company and its subsidiaries and the related notes thereto included elsewhere herein.

                                                                                             DECEMBER 31, 1996
                                                                                          ------------------------
                                                                                          HISTORICAL   PRO FORMA
                                                                                          ----------  ------------

                                                                                           (DOLLARS IN MILLIONS)
Cash and short-term cash investments....................................................  $      4.0  $        3.0
                                                                                          ----------  ------------
                                                                                          ----------  ------------
Long-term debt (including current portion):
  Existing Bank Credit Facility.........................................................        24.0            --
  Existing Senior Notes.................................................................       100.0            --
  12 3/4% Notes (a).....................................................................        95.0            --
  Revolving Credit Facility (b) ........................................................          --          13.0
  Term Loan Facility....................................................................          --         750.0
  Notes offered hereby..................................................................          --         240.0
  Other debt (c)........................................................................         8.3           8.3
                                                                                          ----------  ------------
Total long-term debt....................................................................       227.3       1,011.3
Total shareholders' equity (deficit) (d)................................................       360.5        (379.7)
                                                                                          ----------  ------------
    Total capitalization................................................................  $    587.8  $      631.6
                                                                                          ----------  ------------
                                                                                          ----------  ------------

------------------------

(a) Assumes all of the outstanding 12 3/4% Notes are repurchased in the Debt Tender Offer; however, there can be no assurance that all of such 12 3/4% Notes will be repurchased. If the Minimum Condition is met but less than all of the holders of such 12 3/4% Notes tender, the 12 3/4% Notes that are not repurchased will remain outstanding at least until December 15, 1997, the earliest date on which such 12 3/4% Notes may be optionally redeemed by the Company.

(b) At December 31, 1996, on a pro forma basis after giving effect to the Merger and the Financings, the Company would have had additional availability of approximately $134.0 million under the $150.0 million Revolving Credit Facility (after giving effect to $3.0 million of outstanding letters of credit). See "Description of Credit Facilities."

(c) Represents debt of foreign subsidiaries.

(d) As part of the Merger and related transactions, KKR, through NXS Acquisition, will invest no less than $341.0 million in common equity for approximately 75% of the shares outstanding immediately after the Merger, and existing stockholders will retain approximately 25% of the shares outstanding immediately after the Merger (before taking into account the effect of any exercise of the NXS Option or the Stockholders' Option). Based on the Cash Consideration paid in the Merger, existing stockholders will retain $114.4 million of equity value, and the implied value of shareholders' equity to be purchased and retained immediately after the Merger and related transactions is approximately $455.4 million.

            PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

    The following Pro Forma Consolidated Financial Statements have been derived by the application of pro forma adjustments to the Company's historical consolidated financial statements included elsewhere herein. The pro forma consolidated statement of income for the period presented gives effect to the Merger and related transactions as if such transactions were consummated as of January 1, 1996 for the fiscal year ended December 31, 1996. The pro forma consolidated balance sheet gives effect to the Merger and related transactions as if such transactions had occurred as of December 31, 1996. The adjustments are described in the accompanying notes. The Pro Forma Consolidated Financial Statements should not be considered indicative of actual results that would have been achieved had the Merger and related transactions been consummated on the date or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The Pro Forma Consolidated Financial Statements should be read in conjunction with the Company's historical consolidated financial statements and the notes thereto included elsewhere herein.

    The pro forma adjustments were applied to the respective historical consolidated financial statements to reflect and account for the Merger as a recapitalization. Accordingly, the historical basis of the Company's assets and liabilities has not been impacted by the transaction.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 1996

                                  (UNAUDITED)

                                                                                         PRO FORMA      PRO
                                                                           HISTORICAL   ADJUSTMENTS    FORMA
                                                                           -----------  -----------  ---------
                                                                                  (DOLLARS IN MILLIONS)
                                                    ASSETS

Current Assets:
Cash and short-term cash investments.....................................   $     4.0    $    (1.0)(a) $     3.0
Accounts receivable......................................................        64.9       --            64.9
Inventories..............................................................       153.3       --           153.3
Prepaid expenses and other assets........................................        11.6          9.8(b)      21.4
                                                                           -----------  -----------  ---------
  Total current assets...................................................       233.8          8.8       242.6
Land and depreciable assets, net.........................................       102.1       --           102.1
Deferred debt issuance costs.............................................         3.7         (3.7)(c)      38.7
                                                                               --             38.7(d)    --
Excess of cost over fair value of net assets acquired....................       346.6       --           346.6
Other assets.............................................................        24.5       --            24.5
                                                                           -----------  -----------  ---------
                                                                            $   710.7    $    43.8   $   754.5
                                                                           -----------  -----------  ---------
                                                                           -----------  -----------  ---------

                                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Current portion of long-term debt........................................   $     7.8    $    (7.8)(a)    --
Accounts payable.........................................................        49.5       --       $    49.5
Other accrued expenses...................................................        39.7       --            39.7
                                                                           -----------  -----------  ---------
  Total current liabilities..............................................        97.0         (7.8)       89.2
Long-term debt...........................................................       219.5       (211.2)(a)       8.3

Term Loan Facility.......................................................      --            750.0(a)     750.0
Revolving Credit Facility................................................      --             13.0(a)      13.0
Notes offered hereby.....................................................      --            240.0(a)     240.0
Deferred taxes and other liabilities.....................................        18.7       --            18.7
Accrued pension and post employment benefit obligations..................        15.0       --            15.0
                                                                           -----------  -----------  ---------
  Total liabilities......................................................       350.2        784.0     1,134.2
Total shareholders' equity (deficit).....................................       360.5       (740.2)(e)    (379.7)
                                                                           -----------  -----------  ---------
                                                                            $   710.7    $    43.8   $   754.5
                                                                           -----------  -----------  ---------
                                                                           -----------  -----------  ---------

               See Notes to Pro Forma Consolidated Balance Sheet

                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET

    The pro forma financial data have been derived by the application of pro forma adjustments to the Company's historical financial statements as of the date noted. The Merger has been accounted for as a recapitalization which will have no impact on the historical basis of the Company's assets and liabilities. The pro forma financial data assumes that there are no dissenting shareholders to the Merger.

(a) The net effect of $1.0 million reflects the following:

                                                                               (DOLLARS IN
TOTAL SOURCES                                                                   MILLIONS)
-------------------------------------------------------------------------  -------------------
Term Loan Facility proceeds..............................................      $     750.0
Revolving Credit Facility proceeds.......................................             13.0
Notes proceeds...........................................................            240.0
Equity investment........................................................            341.0
                                                                                  --------
  Total sources..........................................................      $   1,344.0
                                                                                  --------
TOTAL USES
Payment of cash merger consideration.....................................      $   1,048.3
Refinancing of existing debt:
  Current maturities of long-term debt...................................              7.8
  Long-term debt.........................................................            211.2
Estimated debt retirement premiums.......................................             19.3
Options canceled.........................................................              2.4
Estimated transaction fees and expenses..................................             56.0
                                                                                  --------
  Total uses.............................................................      $   1,345.0
                                                                                  --------
  Net....................................................................      $      (1.0)
                                                                                  --------
                                                                                  --------

(b) The adjustment represents the tax benefit of deductible expenses reflected in footnote (e) hereto.

(c) The adjustment reflects the write-off of deferred debt issuance costs associated with the Existing Notes being retired and the termination of the Existing Bank Credit Facility.

(d) The adjustment represents the anticipated portion of transaction fees and expenses which will be recorded as deferred debt issuance costs and will be amortized over the life of the debt to be issued.

(e) The adjustment represents the net change as a result of the Merger and related transactions:

                                                                               (DOLLARS IN
                                                                                MILLIONS)
                                                                           -------------------
Convert to cash 40.3 million shares of Common Stock......................      $  (1,048.3)
Issue 13.1 million shares of Common Stock................................            341.0
Transaction fees and expenses (1)........................................            (17.3)
Write-off of deferred debt issuance costs................................             (3.7)
Options canceled.........................................................             (2.4)
Estimated debt retirement premiums.......................................            (19.3)
Tax benefit of above expense adjustments.................................              9.8
                                                                                  --------
  Total..................................................................      $    (740.2)
                                                                                  --------
                                                                                  --------

------------------------

(1) Represents the portion of the total $56.0 million of estimated transaction fees and expenses (excluding $2.4 million of cash consideration related to the Company stock options to be canceled in conjunction with the Merger) which will be recorded as an expense. Such estimated transaction fees and expenses are anticipated to consist of: (i) professional, advisory and investment banking fees and expenses, and (ii) miscellaneous fees and expenses such as printing and filing fees.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                                               PRO FORMA        PRO
                                                                               HISTORICAL   ADJUSTMENTS(A)     FORMA
                                                                               -----------  ---------------  ---------
                                                                                        (DOLLARS IN MILLIONS)
Net sales....................................................................   $   776.2                    $   776.2
Costs and expenses:
  Cost of sales, excluding depreciation and amortization.....................       494.7                        494.7
  Depreciation and amortization expense......................................        28.8                         28.8
  Selling, general and administration expense................................       114.7                        114.7
                                                                               -----------                   ---------
Operating income.............................................................       138.0                        138.0
Interest expense.............................................................       (24.6)     $   (71.0)(b)     (95.6)
Other expense, net...........................................................        (3.7)          (0.8)(c)      (4.5)
                                                                               -----------        ------     ---------
Income before income taxes...................................................       109.7          (71.8)         37.9
Provision for income taxes...................................................        42.1          (27.6)(d)      14.5
                                                                               -----------        ------     ---------
Net income...................................................................   $    67.6      $   (44.2)    $    23.4
                                                                               -----------                   ---------
                                                                               -----------                   ---------
Ratio of earnings to fixed charges (e).......................................         4.4x                         1.4x
                                                                               -----------                   ---------
                                                                               -----------                   ---------

------------------------

    The pro forma financial data have been derived by the application of pro forma adjustments to the Company's historical financial statements for the period noted. The Merger has been accounted for as a recapitalization which will have no impact on the historical basis of the Company's assets and liabilities. The pro forma financial data assume that there are no dissenting shareholders to the Merger.

(a) As described in note (e) to the Pro Forma Consolidated Balance Sheet, the pro forma adjustments exclude (i) $2.4 million of compensation expense related to the Company stock options to be canceled in conjunction with the Merger, (ii) the write-off of $3.7 million of deferred debt issuance costs associated with the Existing Notes being retired and the termination of the Existing Bank Credit Facility, (iii) the estimated $19.3 million of premiums on retirement of the Existing Notes, (iv) $17.3 million of estimated transaction fees and expenses incurred in connection with the Merger and (v) $9.8 million of tax benefit of such expenses. Such amounts represent non-recurring expenses which the Company anticipates will be recorded in the Consolidated Statement of Income for the period including the Merger.

(b) The pro forma adjustments to interest expense reflect the following:

                                                                               (DOLLARS IN
                                                                                MILLIONS)
                                                                           -------------------
Interest expense on historical debt repaid in Merger.....................       $   (23.6)
Interest expense with respect to the Credit Facilities and the Notes at
 an assumed weighted average interest rate of 8.8%.......................            88.6
Amortization of deferred debt issuance costs.............................             6.0
                                                                                   ------
  Total adjustment.......................................................       $    71.0
                                                                                   ------
                                                                                   ------

    A 0.125% increase or decrease in the assumed weighted average interest rate would change the pro forma interest expense by $1.3 million. The pro forma net income would change by $0.8 million.

    For the year ended December 31, 1996, each $1.0 million increase or decrease in the Credit Facilities and Notes would change pro forma interest expense by $0.09 million. The pro forma net income would change by $0.05 million.

(c) The adjustment eliminates interest income on cash and short-term investments not expected to be received after the Merger and related transactions.

(d) The adjustment reflects the tax effect of the pro forma adjustments at a 38.5% effective income tax rate.

(e) For purposes of determining the pro forma ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and extraordinary items, plus fixed charges. Fixed charges include interest expense on all indebtedness, other financing fees associated with program fees on sale of accounts receivable, amortization of deferred debt issuance costs, and one-third of rental expense on operating leases representing that portion of rental expense deemed by the Company to be attributable to interest.

                   SELECTED HISTORICAL CONSOLIDATED FINANCIAL
                                 AND OTHER DATA

    The following table sets forth selected historical consolidated financial and other data of the Company. The historical consolidated financial data for the three fiscal years ended December 31, 1996 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of Amphenol and related notes thereto included elsewhere in this Prospectus. The historical consolidated financial data for the two fiscal years ended December 31, 1993 have been derived from audited consolidated financial statements of the Company which are not contained herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

                                                                                      YEAR ENDED DECEMBER 31,
                                                                         --------------------------------------------------
                                                                            1992         1993         1994         1995
                                                                         -----------  -----------  -----------  -----------

                                                                                       (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Net sales............................................................   $  457,677   $  603,967   $  692,651   $  783,233
  Cost of sales, excluding depreciation and amortization expense.......      313,322      404,709      458,318      506,707
  Depreciation and amortization expense................................       26,048       28,614       28,099       27,795
  Selling, general and administrative expense..........................       75,107       89,386      102,183      114,041
                                                                         -----------  -----------  -----------  -----------
  Operating income.....................................................       43,200       81,258      104,051      134,690
  Interest expense.....................................................      (29,285)     (41,184)     (30,382)     (25,548)
  Nonrecurring acquisition expense.....................................       (4,130)     --           --           --
  Other income (expense), net..........................................        1,582       (1,998)      (4,160)      (4,515)
                                                                         -----------  -----------  -----------  -----------
  Income before income taxes and extraordinary item....................       11,367       38,076       69,509      104,627
  Provision for income taxes...........................................       (2,728)     (13,327)     (27,109)     (41,769)
                                                                         -----------  -----------  -----------  -----------
  Net income before extraordinary item.................................        8,639       24,749       42,400       62,858
  Extraordinary item (a)...............................................      --           --            (4,087)     --
                                                                         -----------  -----------  -----------  -----------
  Net income...........................................................   $    8,639   $   24,749   $   38,313   $   62,858
                                                                         -----------  -----------  -----------  -----------
                                                                         -----------  -----------  -----------  -----------

OTHER DATA:
  EBITDA (b)...........................................................   $   70,080   $  109,035   $  131,209   $  162,145
  EBITDA margin........................................................         15.3%        18.1%        18.9%        20.7%
  Capital expenditures.................................................   $    6,695   $    5,988   $   10,936   $   20,381
  Ratio of earnings to fixed charges (c)...............................          1.5x         1.8x         2.9x         4.1x


                                                                            1996
                                                                         -----------

STATEMENT OF INCOME DATA:
  Net sales............................................................   $  776,221
  Cost of sales, excluding depreciation and amortization expense.......      494,689
  Depreciation and amortization expense................................       28,808
  Selling, general and administrative expense..........................      114,746
                                                                         -----------
  Operating income.....................................................      137,978
  Interest expense.....................................................      (24,617)
  Nonrecurring acquisition expense.....................................      --
  Other income (expense), net..........................................       (3,696)
                                                                         -----------
  Income before income taxes and extraordinary item....................      109,665
  Provision for income taxes...........................................      (42,087)
                                                                         -----------
  Net income before extraordinary item.................................       67,578
  Extraordinary item (a)...............................................      --
                                                                         -----------
  Net income...........................................................   $   67,578
                                                                         -----------
                                                                         -----------
OTHER DATA:
  EBITDA (b)...........................................................   $  166,061
  EBITDA margin........................................................         21.4%
  Capital expenditures.................................................   $   20,374
  Ratio of earnings to fixed charges (c)...............................          4.4x

                                                                                         AS OF DECEMBER 31,
                                                                         --------------------------------------------------
                                                                            1992         1993         1994         1995
                                                                         -----------  -----------  -----------  -----------

                                                                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital......................................................   $  151,544   $   90,463   $   95,590   $  121,313
  Total assets.........................................................      766,397      691,277      677,055      689,924
  Total debt (d).......................................................      488,069      391,839      248,176      197,865
  Total shareholders' equity...........................................      149,688      173,292      278,640      344,085


                                                                            1996
                                                                         -----------

BALANCE SHEET DATA:
  Working capital......................................................   $  136,864
  Total assets.........................................................      710,662
  Total debt (d).......................................................      227,243
  Total shareholders' equity...........................................      360,548

------------------------

(a) Represents an extraordinary charge related to the write-off of deferred debt issuance costs in conjunction with the prepayment of certain bank debt.

(b) "EBITDA" represents earnings before interest expense, other financing fees associated with program fees on sale of accounts receivable, interest income, income taxes, and depreciation and amortization expense, and excludes minority interest. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of the Company's operating performance or to cash flow as a measure of liquidity. EBITDA is included in the Prospectus as it is a basis upon which the Company assesses its financial performance, and certain covenants in the Company's borrowing arrangements will be tied to similar measures. EBITDA in fiscal 1992 excludes the effects of a non-recurring charge of $4,130 associated with an acquisition.

(c) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and extraordinary items, plus fixed charges. Fixed charges includes interest expenses on all indebtedness, other financing fees associated with program fees on sale of accounts receivable, amortization of deferred debt issuance costs, and one-third of rental expenses on operating leases, representing that portion of rental expense deemed by the Company to be attributable to interest.

(d) Total debt includes long-term debt and the current portion of long-term debt.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    The following discussion and analysis of the results of operations of the Company should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

    The following table sets forth the components of net income before extraordinary item as a percentage of net sales for the periods indicated.

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                           -------------------------------
                                                                                             1994       1995       1996
                                                                                           ---------  ---------  ---------
Net sales................................................................................      100.0%     100.0%     100.0%
Cost of sales, excluding depreciation and amortization...................................       66.2       64.7       63.7
Depreciation and amortization expense....................................................        4.1        3.5        3.7
Selling, general and administrative expense..............................................       14.7       14.6       14.8
                                                                                           ---------  ---------  ---------
Operating income.........................................................................       15.0       17.2       17.8
Interest expense.........................................................................       (4.4)      (3.3)      (3.2)
Other expense, net.......................................................................        (.6)       (.6)       (.5)
                                                                                           ---------  ---------  ---------
Income before income taxes and extraordinary item........................................       10.0       13.3       14.1
Provision for income taxes...............................................................       (3.9)      (5.3)      (5.4)
                                                                                           ---------  ---------  ---------
Net income before extraordinary item.....................................................        6.1%       8.0%       8.7%
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

1996 COMPARED TO 1995

    Net sales were $776.2 million for the year ended December 31, 1996 compared to $783.2 million for 1995. Sales of commercial, radio frequency and industrial interconnect products, cable assemblies and flat-ribbon cable for 1996 increased 4.9% compared to 1995 ($388.9 million--1996; $370.6 million--1995). Such increase is primarily due to increased sales of cable assembly and interconnect products, including fiber optics, smart card reader devices, automotive safety devices (airbags and pretensioner seatbelts) and communications related interconnect products. Sales of high performance environmental connectors for 1996 increased 19.4% compared to 1995 ($208.1 million--1996; $174.3 million--1995). The increase is primarily attributable to strong demand for the Company's application-specific products for new and enhanced electronic aerospace and avionics interconnect systems for space, military and commercial aviation applications. Sales of coaxial cable products primarily for cable television applications for 1996 declined 24.8% ($179.2 million--1996; $238.3 million--1995) primarily due to: (1) a decline in U.S. coaxial cable sales from $115.4 million in 1995 to $94.5 million in 1996, of which $18.4 million is attributable to diminished sales of coaxial cable to RBOCs that slowed their construction of broadband systems in 1996 and reduced sales to a major U.S. cable operator in the latter part of 1996 as that operator reduced expenditures for the rebuilding of its systems; and (2) a decline in international coaxial cable sales from $122.9 million in 1995 to $84.7 million in 1996, of which $29.1 million is attributable to reduced sales to a foreign cable operator as that operator selected local sourcing for its cable requirements and reduced sales to companies in a foreign country as that country is undergoing a regulation of cable television franchises which slowed the construction of new systems.

    Geographically, sales in the United States in 1996 increased 0.6% compared to 1995 ($397.0 million-- 1996; $394.6 million--1995); international sales for 1996, including export sales, declined 2.4% in U.S.

dollars ($379.2 million--1996; $388.7 million--1995) and increased approximately 0.5% in local currencies compared to 1995. The comparatively stronger U.S. dollar in 1996 had the currency translation effect of decreasing net sales by approximately $11.4 million when compared to foreign currency translation rates in 1995.

    The gross profit margin as a percentage of net sales (including depreciation in cost of sales) increased to 34% in 1996 from 33% in 1995. The increase is generally attributable to increased sales of higher margin application-specific connector products, increased efficiencies due to increased production rates for certain connector products, and continuing cost control programs, the effect of which was partially offset by lower coaxial cable sales.

    Selling, general and administrative expenses as a percentage of sales for 1996 remained constant at approximately 15% when compared to 1995.

    Interest expense was $24.6 million for 1996 compared to $25.5 million for 1995. The decrease is due to generally lower average debt outstanding during the year.

    Other expenses, net for 1996 was $3.7 million, a decrease of $.8 million from 1995. See Note 8 to the Company's Consolidated Financial Statements included elsewhere herein for details of the components of other expenses, net.

    The provision for income taxes for 1996 was at an effective rate of 38.4% compared to an effective rate of 40.0% in 1995.

1995 COMPARED TO 1994

    Net sales were $783.2 million for the year ended December 31, 1995 compared to $692.7 million for 1994. Sales of commercial, radio frequency and industrial interconnect products, cable assemblies and flat-ribbon cable for 1995 increased 15.3% ($370.6 million--1995; $321.5 million--1994). Such increase is primarily due to strong demand, especially internationally, for connectors and interconnect systems used in telecommunications applications, automotive safety devices (airbags and pretensioner seatbelts), machine tool and factory automation equipment, and smart card reader devices. Sales of high-performance environmental connectors for 1995 increased 11.0% compared to 1994 ($174.3 million--1995; $157.0 million--1994). The increase is primarily attributable to strong demand for the Company's application-specific products for new and enhanced electronic aerospace and avionics interconnect systems. Sales of coaxial cable products primarily for cable television applications for 1995 increased 11.3% ($238.3 million--1995; $214.1 million--1994) primarily due to increased international sales; U.S. sales of coaxial cable were approximately even with 1994 with increased sales to certain RBOCs as they began initial construction of broadband systems offsetting a decline in sales to traditional cable television operators.

    Geographically, sales in the United States in 1995 increased 3.6% compared to 1994 ($394.6 million-- 1995; $381.0 million--1994); international sales for 1995, including export sales, increased 24.7% in U.S. dollars ($388.7 million--1995; $311.6 million--1994) and increased approximately 19% in local currencies compared to 1994. The comparatively weaker U.S. dollar in 1995 had the currency translation effect of increasing net sales by approximately $19.2 million when compared to foreign currency translation rates in 1994.

    The gross profit margin as a percentage of net sales (including depreciation in cost of sales) increased to 33% in 1995 from 31% in 1994. The increase is generally attributable to increased sales of higher margin application-specific connector products, increased sales of the relatively higher gross margin coaxial cable products and continuing cost control programs.

    Selling, general and administrative expenses as a percentage of sales for 1995 remained even with 1994 at approximately 15%.

    Interest expense was $25.5 million for 1995 compared to $30.4 million for 1994. The decrease is due to decreased debt outstanding.

    Other expenses, net for 1995 was $4.5 million, an increase of $.3 million from 1994. See Note 8 to the Company's Consolidated Financial Statements included elsewhere herein for details of the components of other expenses, net.

    The provision for income taxes for 1995 was at an effective rate of 40% compared to an effective rate of 39% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

    POST-MERGER (INCLUDING THE FINANCINGS)

    Following the Merger (including the Financings), the Company's principal sources of liquidity will be from cash flow generated from operations and borrowings under the $150.0 million Revolving Credit Facility. The Company's principal uses of liquidity will be to meet debt service requirements, finance the Company's capital expenditures and provide working capital. The Company expects that capital expenditures in 1997 will not exceed $25.0 million. The Company expects that ongoing requirements for debt service, capital expenditures and working capital will be funded by internally generated cash flow and borrowings under the Revolving Credit Facility.

    The Company will incur substantial indebtedness in connection with the Merger. On a pro forma basis to reflect the Merger, the Company expects to have approximately $1,011.3 million of consolidated indebtedness as compared to $227.3 million of consolidated indebtedness at December 31, 1996 (in each case excluding $3.0 million of outstanding letters of credit). The Company's debt service obligations could have important consequences to holders of the Notes. See "Risk Factors."

    The Financings will include $750.0 million under the $900.0 million Credit Facilities and the Offering of $240.0 million of Notes. The gross proceeds from the Offering, together with borrowings of $750.0 million under the Term Loan Facility, the equity investment by the Partnership and available cash of the Company, will be used upon consummation of the Merger to pay cash merger consideration, repay and repurchase indebtedness of the Company, and pay transaction fees and expenses (including debt retirement premiums) in connection therewith. At December 31, 1996, on a pro forma basis after giving effect to the Merger, the Company would have borrowed $750.0 million under the Term Loan Facility, borrowed approximately $13.0 million under the Revolving Credit Facility, issued $240.0 million of the Notes, and would have had additional availability of approximately $134.0 million under the Revolving Credit Facility (after giving effect to $3.0 million of outstanding letters of credit).

    The $750.0 million Term Loan Facility will consist of (i) a $350.0 million seven year Term Loan A, (ii) a $200.0 million eight year Term Loan B and (iii) a $200.0 million nine year Term Loan C. These Term Loans will amortize as follows:

DATE FROM CLOSING                               TERM LOAN A       TERM LOAN B       TERM LOAN C
---------------------------------------------  -------------  -------------------  -------------
                                                                  (DOLLARS IN
                                                                   MILLIONS)
24 Mos.......................................    $    25.0         $     0.5         $     0.5
36 Mos.......................................         37.5               0.5               0.5
48 Mos.......................................         47.5               0.5               0.5
60 Mos.......................................         60.0               0.5               0.5
72 Mos.......................................         80.0               0.5               0.5
84 Mos.......................................        100.0               0.5               0.5
96 Mos.......................................           --             197.0               0.5
108 Mos......................................           --                --             196.5
                                                    ------            ------            ------
                                                 $   350.0         $   200.0         $   200.0
                                                    ------            ------            ------
                                                    ------            ------            ------

    The Term Loan Facility is also subject to mandatory prepayment with the proceeds of certain asset sales and a portion of Excess Cash Flow (as defined in the Credit Facilities). The Revolving Credit Facility will terminate seven years after the Effective Time. See "Description of Credit Facilities."

    In December 1993, a subsidiary of the Company entered into an asset-backed securitization program whereby the subsidiary can sell to a financial institution up to $50.0 million of trade accounts receivable. See Note 9 to the Company's Consolidated Financial Statements included elsewhere herein. The program costs approximate rates charged on high quality commercial paper, plus certain administrative expenses. At December 31, 1996, sales under the program were approximately $50.0 million. The program expires in December 1997. The Company expects to modify or replace such program with a similar facility in connection with the Merger.

    Based upon the current level of operations and anticipated growth, management believes that future cash flow from operations, together with available borrowings under the Revolving Credit Facility, will be adequate to meet the Company's anticipated requirements for capital expenditures, working capital, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures after satisfying certain liabilities arising in the ordinary course of business. If unable to do so, the Company may be required to refinance all or a portion of its existing debt, including the Notes, to sell assets or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any such sales of assets or additional financing could be achieved. See "Risk Factors."

    HISTORICAL

    Cash provided by operating activities totaled $68.2 million, $79.2 million and $88.9 million for 1996, 1995 and 1994, respectively. The decrease in cash from operating activities in 1996 compared to 1995 is primarily attributable to increased cash tax payments in certain foreign jurisdictions, increased cash payments to the Company's pension plans and increases in inventory. In 1995, the cash from operating activities was lower than 1994 primarily because of changes in the noncash components of working capital primarily reflecting higher sales levels and a reduction in accrued liabilities.

    Cash from operating activities was used primarily for capital expenditures:
$20.4 million, $20.4 million and $10.9 million in 1996, 1995 and 1994, respectively. In 1996, cash from operating activities was also used for acquisitions ($29.5 million) and to repurchase in the open market the Company's Common Stock ($52.7 million). In 1995 and 1994, the Company also used the cash flow from operations for debt reduction ($50.4 million--1995; $145.6 million--1994); the 1994 debt reduction also included approximately $67.0 million net proceeds from the sale of 4.4 million shares of Common Stock. In 1996, the Company increased its net borrowings by approximately $26.3 million to supplement the cash flow from operations to fund the expenditures described above.

    In 1996, the Company's Board of Directors authorized an open market share repurchase program of up to 5.0 million shares of the Company's Common Stock. At December 31, 1996, the Company had repurchased in the open market approximately
2.6 million shares of its Common Stock at an average price of $20.01 per share.

ENVIRONMENTAL MATTERS

    In connection with the acquisition of Amphenol from Allied Corporation ("Allied") in 1987, Allied agreed to indemnify Amphenol for a portion of environmental liabilities of Amphenol identified within a period of seven years following the acquisition that arise out of events, conditions or circumstances that occurred or existed at the time of or prior to the acquisition to the extent that such liability exceeds $13.0 million. In such event, Allied is obligated to pay 80% of the excess over $13.0 million and 100% of the excess over $30.0 million. The Company believes that as of December 31, 1996, the $13.0 million threshold described above has been exceeded and that future expenditures on these projects will be subject to the indemnification agreement. The Company has been named as a defendant in various legal actions or as a potentially responsible party in relation to several environmental cleanup sites in which the associated costs are subject to the Allied indemnification agreement. There are no amounts currently owed to the Company under the Allied indemnification agreement. Management does not believe that the costs associated with resolution of these matters, net of indemnification from Allied, will have a material adverse effect on the Company's financial position or results of operations. See "Business--Legal Proceedings."

INFLATION AND COSTS

    The cost of the Company's products is influenced by the cost of a wide variety of raw materials, including precious metals such as gold and silver used in plating; aluminum, copper, brass and steel used for contacts, shells and cable; and plastic materials used in molding connector bodies, inserts and cable. In general, increases in the cost of raw materials, labor and services have been offset by price increases, productivity improvements and cost saving programs.

RISK MANAGEMENT

    The Company has to a significant degree mitigated its exposure to currency risk in its business operations by manufacturing and procuring its products in the same country or region in which the products are sold so that costs reflect local economic conditions. In other cases involving U.S. export sales, raw materials are a significant component of product costs for the majority of such sales and raw material costs are generally dollar based on a worldwide scale, such as basic metals and petroleum derived materials. The Company does have credit agreements which allow it to borrow at variable rates. In such cases the Company may use financial instruments, primarily LIBOR contracts and interest rate swap contracts to fix such variable rates for varying periods, generally not longer than one year. See "Risk Factors--Substantial Leverage and Debt Service" and "--Risks Associated with Foreign Operations; Exchange Rate Fluctuations."

FUTURE ACCOUNTING CHANGES

    In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125 (FAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Management has reviewed the statement and believes that implementation of the statement will not have a material effect on the Company's financial position or results of operations.

                                    BUSINESS

GENERAL

    Amphenol is a leading designer, manufacturer and marketer of electrical, electronic and fiber optic connectors, interconnect systems and coaxial and flat-ribbon cable. The primary end markets for the Company's products are telephone, wireless and data communications systems; cable television systems; commercial and military aerospace electronics; automotive and mass transportation applications; and industrial factory automation equipment. For the year ended December 31, 1996, approximately 52% of the Company's net sales were to the worldwide communications market (including 23% for the cable television market), 26% were for commercial and military aerospace and other military electronics applications and 22% were for industrial, transportation and other applications. The Company focuses on optimizing its mix of higher margin application-specific products in its product offerings and has enhanced the cost controls in its operations. As a result of these initiatives, the Company's operating profit margin has increased from 13.5% in fiscal year 1993 to 17.8% in fiscal year 1996. For fiscal year 1996, the Company had net sales and EBITDA of $776.2 million and $166.1 million, respectively.

    The Company designs and manufactures connectors and interconnect systems, which are used primarily to conduct electrical and optical signals, for a wide range of sophisticated electronic applications. The Company believes, based primarily on published market research, that it is one of the largest connector manufacturers in the world and the leading supplier of high performance environmental connectors that require superior performance and reliability under conditions of stress and in hostile environments. Such conditions are frequently encountered in commercial and military aerospace applications and other demanding industrial applications such as natural resource exploration, medical instrumentation and off-road construction. In addition, the Company has developed a broad range of interconnect products to serve the rapidly growing markets of wireless communications including cellular and personal communication networks and fiber optic networks; electronic commerce including smart cards and electronic purse applications; and automotive safety products including airbags, pretensioner seatbelts and anti-lock braking systems. The Company is also one of the leaders in developing interconnect products for factory automation and machine tools and develops interconnect products for mass transportation applications. The Company believes that the worldwide industry for interconnect products and systems is highly fragmented with over 1,000 producers of connectors worldwide, of which the 10 largest producers accounted for a combined market share of approximately 36% in 1996. The Company estimates that the total sales for the industry were approximately $27.0 billion in 1996.

    The Company's Times Fiber subsidiary is the world's second largest producer of coaxial cable for the cable television market. The Company believes that Times Fiber is one of the lowest cost producers of coaxial cable for the cable television market, and that it is one of the technological leaders in increasing the bandwidth of coaxial cable products to accommodate increased channel capacity for full service cable television/telecommunication systems. In addition, the Company is beginning to supply the developing market for high bandwidth coaxial cable and related interconnect products used in full service cable television/telecommunication systems being installed by cable operators and telecommunication companies. The Company has also become a major supplier of coaxial cable to the emerging international cable television markets. The Company estimates that the total sales for the worldwide market for coaxial cable for cable television were approximately $800.0 million in 1996.

    The Company is a global manufacturer employing advanced manufacturing processes. The Company's products are manufactured and assembled at facilities in the United States, Canada, Mexico, Germany, France, the United Kingdom, the Czech Republic, Hong Kong, Taiwan, Japan, India and the People's Republic of China. The Company's connector products are sold through its global sales force and independent manufacturers' representatives to thousands of OEMs in 52 countries throughout the world as well as through a global network of electronics distributors. The Company's coaxial cable products are primarily sold to cable television operators and to telecommunication companies who have entered the broadband communications market. In 1996, approximately 55% of the Company's net sales were in North America, 33% were in Europe and 12% were in Asia and other countries.

    The Company was incorporated in Delaware in 1986. The Company's principal executive offices are located at 358 Hall Avenue, Wallingford, Connecticut 06492 and its telephone number is (203) 265-8900.

COMPETITIVE STRENGTHS

    - LEADER IN ATTRACTIVE MARKET SEGMENTS. The Company serves diverse markets within the connector industry such as the worldwide communications, aerospace, automotive and industrial markets and growing segments within these markets. For instance, the Company has a broad product offering of communications-related interconnect products such as sophisticated wavelength division multiplexers used in fiber optic networks, radio frequency connector products used in base stations and handheld sets in wireless communications, and interconnect acceptor devices used in smart card systems. The Company, in conjunction with a significant OEM customer, has also developed sophisticated interconnect coupler technology for advanced commercial aircraft flight control systems. In addition, the Company has pioneered the development of interconnect products for automotive safety systems such as airbags and pretensioner seatbelts and has been an innovator in the development of motion control connector products for factory automation. With respect to its coaxial cable products for cable television, the Company has been one of the technological leaders in expanding the bandwidth characteristics of coaxial cable so as to permit greater channel capacity for cable television systems.

    - CLOSE RELATIONSHIPS WITH OEMS. Due in part to its 60 year history in the connector business and its reputation for innovative, high quality interconnection products, the Company has developed close relationships with many of its OEM customers in its various product segments. To this end, the Company has achieved preferred supplier designations from many OEMs, enabling the Company to work closely with these OEMs through product design teams and collaborative arrangements to design and manufacture application-specific products. The Company's key account managers enhance the Company's role as a supplier of application-specific products for OEMs by directing customer relationships on a global basis and bringing to bear the Company's global resources to satisfy the worldwide needs of its multinational OEM customers.

    - GLOBAL PRESENCE. Approximately 49% of the Company's sales for fiscal year 1996 were outside of the United States. The Company has 31 manufacturing and assembly facilities on three continents and sales and distribution organizations and relationships in 52 countries throughout the world. The Company's global presence enables it to serve the expanding global needs and requirements of its existing multinational and international OEM customers and to position itself to develop new customer relationships with other multinational and international OEMs. The Company believes that having a local presence in foreign markets in which its OEM customers operate is an important factor in its ability to provide high quality products on a timely and efficient basis. Moreover, the Company attains important operational advantages by developing and sharing "best practices" across its vast international design and manufacturing network.

    - EXTENSIVE PRODUCT LINE. Through its advanced technological and design capabilities, the Company has developed an extensive line of interconnect products for its customers worldwide which resulted in sales of approximately 83,000 SKUs in 1996. By offering a broad array of high quality products, the Company strives to provide highly-engineered, reliable and value-added solutions for all of its customers' interconnection needs. For example, based on Amphenol's position as the leading supplier in the high performance environmental connector market, the Company performed certain research and development for, and is now producing, a family of connectors comprising approximately 1,000 SKUs for use in the international space station program. The Company believes that the breadth of its product line combined with its global presence is an important competitive advantage in an environment in which many OEMs and other customers are reducing the size of their supplier bases.

    - BROAD CUSTOMER BASE. The Company's products are used in a wide variety of applications by numerous customers, none of whom accounted for more than 5% of the Company's sales in 1996 (except for sales under contract with the U.S. Government and its subcontractors, which accounted for 8% of 1996 sales). In 1996, the Company sold its products to approximately 11,500 customer locations worldwide. The Company's products are also sold to additional customer locations through eight of the 10 largest electronics distributors in the United States, which the Company believes is an important competitive advantage in effectively marketing its products. By servicing a broad array of customers in a variety of different industries and countries, the Company strives to develop opportunities to cross-market products and technologies.

BUSINESS STRATEGY

    The Company's strategic objective is to further enhance its position as a leading global designer and manufacturer of interconnect solutions and coaxial cable products. The Company seeks to achieve this objective by pursuing the following strategies:

    - INCREASE DEVELOPMENT OF APPLICATION-SPECIFIC PRODUCTS FOR OEMS. The Company intends to expand the scope and number of preferred supplier designations and application-specific assignments it has with OEM customers. The Company works closely with its network of OEM customers at the design stage to create and manufacture innovative connector solutions to meet its customers' specific interconnection needs. The Company's application-specific products designed and manufactured for OEMs in this manner generally have higher margins than the Company's other interconnection products and have been developed across all of the Company's product lines. In addition to developing further its relationship with these OEMs and providing a source of high margin sales, this product development strategy has a number of important ancillary benefits. For instance, once an application-specific product has been developed for a specific OEM customer, such new product often becomes widely accepted in the industry for similar applications and products manufactured by other potential customers, thereby providing additional sources of future revenue. For example, the Company developed an application-specific interconnect system for automotive safety devices for a European luxury automobile manufacturer that became broadly used by other European automobile manufacturers for standard car models.

    - EXPAND PRODUCT LINES. The Company's current product lines encompass market segments comprising approximately 50% of the $27.0 billion connector industry. The Company continuously strives to expand its product lines in order to become a primary source supplier of interconnect solutions for many of its customers. By expanding its product lines, the Company intends to leverage its extensive customer relationships to cross-sell additional connector products. For example, in 1995, the Company developed and is now producing a broad line of radio frequency coaxial and fiber optic connectors for the cable television industry, which the Company markets to its large base of existing coaxial cable customers. Moreover, in an environment in which many OEMs and other customers are reducing the size of their supplier bases, the Company believes that the expansion of its product lines will further solidify its importance to existing customers and enable the Company to effectively market products to new customers.

    - FOCUS ON RAPIDLY GROWING COMMUNICATIONS SEGMENT. The Company intends to capitalize on its advanced technological capabilities and products in the emerging and rapidly expanding communications segment of the connector industry, which has displayed strong growth in recent years in connection with the proliferation of wireless communications including cellular telephones and personal communication networks. For instance, the Company has developed a broad range of radio frequency connector products for the wireless communications market, and the Company's technology for smart card acceptor devices is used in many of the hand held cellular telephones in Europe and elsewhere. The Company also believes that many of the advanced technologies developed through its product development activity in the commercial and military aerospace segment provide it with significant competitive advantages in the development of new commercial communications connector products. For example, by using the technological capabilities that it developed in designing filtered connectors for the aerospace segment, the Company was able to develop a line of filtered connectors for the commercial communications segment.

    - EXPAND GLOBAL PRESENCE. The Company intends to further expand its global manufacturing, sales and service operations to better serve its existing client base, penetrate developing markets and establish new customer relationships. As the Company's multinational OEM customers expand their international operations to take advantage of developing markets and the lower manufacturing and labor costs of such markets, the Company intends to similarly expand its international capabilities in order to provide just-in-time facilities near these customers. Such international expansion also enables the Company to further reduce its reliance on the U.S. economy and to take advantage of the lower manufacturing costs in certain countries. The Company has recently increased its presence in this region through the expansion of its Asia-Pacific sales force, the expansion of its manufacturing facilities in the People's Republic of China and the acquisition of 51% of Kai-Jack, one of the leading Taiwanese radio frequency connector manufacturers.

    - EXPAND INTERNATIONAL SALES OF COAXIAL CABLE. The Company believes that the relatively low penetration rate for cable television in countries outside of the United States provides significant opportunity for future growth in international sales of coaxial cable. For example, it is estimated that in 1996 only 25% of the television households in Western Europe, 15% of such households in Asia, and 11% of such households in Latin America subscribed to some form of multichannel television service as compared to an estimated subscription rate of 64% in the United States. Cable system developments are currently planned in a number of different countries, including large portions of Europe, Asia and Latin America. The Company believes that it is well positioned to take advantage of this opportunity because it is the second largest provider of coaxial cable for cable television in the world and because it has extensive relationships with many of the foreign and multinational MSOs planning system developments, including United International Holdings, Inc., Telewest Communications Plc, and Continental Cablevision, Inc.

    - PURSUE STRATEGIC ACQUISITIONS AND INVESTMENTS. The Company intends to continue to pursue strategic acquisitions that complement its existing business and further expand its product lines and technological capabilities. The interconnection industry is highly fragmented with over 1,000 producers of connectors worldwide, of which the 10 largest producers accounted for a combined market share of approximately 36% in 1996. The Company believes that the fragmented nature of the connector industry provides significant opportunities for future strategic acquisitions. Furthermore, the Company believes that it can improve the profitability of the acquired companies through economies of scale. The Company's recent acquisitions of Sine and Kai-Jack, which expanded the Company's capabilities in the factory automation and radio frequency segments, respectively, and, in the case of Kai-Jack, increased the Company's presence in the growing Asia-Pacific market, are examples of the type of synergistic acquisitions the Company plans to continue to pursue.

INDUSTRY OVERVIEW

    Connectors and interconnect systems are devices that make connections that allow electronic and optical signals to travel from point to point. They are used to connect wires, cables, printed circuit boards, and other electronic components to each other and to related equipment. Connectors and interconnect systems are found in virtually every electronic product including voice, video and data communications equipment and networks, aerospace and military electronics systems, medical and instrumentation equipment, automobiles, manufacturing machines and equipment, mass transportation systems and consumer electronics and appliances. OEMs in these industries use connectors in the manufacture of their products and typically collaborate with connector manufacturers in the design of the OEM's interconnect needs and requirements. The Company primarily competes in the wireless, telecom and data communications, broadband communications, commercial and military aerospace, and certain industrial and automotive electronics markets.

    It is estimated that overall sales for the connector industry were approximately $27.0 billion in 1996. Information regarding the major end-user markets for connectors is presented in the table below.

                                                                                 1996 SALES
                                                                                     (IN      PERCENT OF
                                                                                  BILLIONS)      TOTAL
                                                                                 -----------  -----------
Telecommunications.............................................................   $     6.2         23.0%
Computer.......................................................................         6.0         22.2
Datacom........................................................................         3.4         12.6
Consumer.......................................................................         2.6          9.6
Auto...........................................................................         2.5          9.3
Military and Commercial Aircraft...............................................         2.0          7.4
Test and measurement...........................................................         1.1          4.1
Industrial.....................................................................         1.6          5.9
Medical........................................................................         1.0          3.7
Other..........................................................................         0.6          2.2
                                                                                 -----------  -----------
  Total........................................................................   $    27.0        100.0%

    Source: Fleck Research, February 26, 1997.

    Demand for connector products has experienced growth in recent years and is expected to continue to grow in the future. The Company attributes the expected growth in the demand for electronic and fiber optic connectors and interconnect devices to the proliferation of electronic and fiber optic systems and the development of new electronic products and applications.

PRODUCT GROUPS

    The following table sets forth the dollar amounts of the Company's net sales for each major product group. For a discussion of factors affecting changes in sales by product category, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------

                                                                                     (DOLLARS IN THOUSANDS)
Net sales by product group:
Commercial, radio frequency and industrial interconnect products, cable assemblies and flat-ribbon cable...........................................  $  321,511  $  370,619  $  388,941
High performance environmental connectors....................................     156,995     174,329     208,071
Coaxial cable................................................................     214,145     238,285     179,209
                                                                               ----------  ----------  ----------
                                                                               $  692,651  $  783,233  $  776,221
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Net sales by geographic area:
  United States operations...................................................  $  381,016  $  394,563  $  397,023
  International operations(1)................................................     311,635     388,670     379,198
                                                                               ----------  ----------  ----------
                                                                               $  692,651  $  783,233  $  776,221
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

------------------------

(1) Includes international coaxial cable sales, which are primarily export sales.

    COMMERCIAL, RADIO FREQUENCY AND INDUSTRIAL INTERCONNECT PRODUCTS, CABLE ASSEMBLIES AND FLAT-RIBBON CABLE. The Company produces a broad range of commercial and industrial interconnect products. Such products include: fiber optic interconnect products and systems used in fiber optic networks for voice, video and data communications; chip card acceptor interconnect devices and readers used in conjunction with smart cards and electronic purses (a system for cashless monetary transactions); industrial interconnect products used in a variety of applications such as factory automation equipment, mass transportation applications including railroads and marine transportation; and automotive safety products including interconnect devices and systems used in automotive airbags, pretensioner seatbelts and anti-lock braking systems. The Company designs and produces a broad range of radio frequency connector products used in telecommunications, computer and office equipment, instrumentation equipment, local area networks, aerospace and military electronic applications. The Company's radio frequency connectors are used in base stations, hand held sets and other components of cellular and personal communications networks. The Company has also developed a broad line of radio frequency connectors for coaxial cable for full service cable television/telecommunication networks. The Company also designs and produces highly-engineered cable assemblies. Such assemblies are specially designed by the Company in conjunction with OEM customers for specific applications, primarily for computer, communications and office equipment systems. The cable assemblies utilize the Company's connector and cable products as well as components purchased from others. The Company is also a leading producer of flat-ribbon cable, a cable made of wires assembled side by side such that the finished cable is flat. Flat-ribbon cable is used to connect internal components in systems with space and component configuration limitations. The product is used in computer and office equipment components as well as in a variety of telecommunications applications.

    HIGH PERFORMANCE ENVIRONMENTAL CONNECTORS. The Company believes, based primarily on published market research, that it is the leading supplier of circular, military-specification connectors; such connectors require superior performance and reliability under conditions of stress and in hostile environments. Such connectors are generally used to interconnect electronic and fiber optic systems in sophisticated aerospace, military, commercial and industrial equipment. These applications present demanding technological requirements in that such connectors are subject to rapid and severe temperature changes, vibration, humidity or nuclear radiation. Frequent applications of these connectors include aircraft, guided missiles, radar, military vehicles, equipment for spacecraft, energy and geophysical applications and off-road construction equipment. Specially designed high performance environmental connectors, which include fiber optic, filtered, nonmetallic, diode and breakaway connectors, are manufactured to specific customer input/output configurations.

    COAXIAL CABLE. The Company designs, manufactures and markets coaxial cable primarily for use in the cable television industry. The Company manufactures two primary types of coaxial cable: semi-flexible, which has an aluminum tubular shield, and flexible, which has one or more braided metallic shields. Semi-flexible coaxial cable is used in the trunk and feeder distribution portion of cable television systems, and flexible cable (also known as drop cable) is used primarily for hookups from the feeder cable to the cable television subscriber's residence. Flexible cable is also used in other communication applications.

    The rapid developments in fiber optic technologies, digital compression (which allows several channels to be transmitted within the same bandwidth that a single analog channel currently requires) and other communication technologies, including the Company's development of higher capacity coaxial cable, have resulted in technologies which are expected to give cable television systems channel capacity in excess of 500 channels. Such expanded channel capacity, along with other component additions, will permit cable operators to offer full service networks with a variety of capabilities, including near video-on-demand, pay-per-view special events, home shopping networks, interactive entertainment and education services, telephone services, and high-speed access to data resources such as the Internet. With respect to expanded channel capacity systems, cable operators have generally adopted, and the Company believes that for the foreseeable future will continue to adopt, a cable system using both fiber optic cable and coaxial cable.

Such systems combine the advantages of fiber optic cable in transmitting clear signals over a long distance without amplification with the advantages of coaxial cable in ease of installation, low cost and compatibility with the receiving components of the customer's communications devices. The Company believes that while system operators are likely to increase their use of fiber optic cable for the trunk and feeder portions of the cable systems, there will be an ongoing need for high capacity coaxial cable for the local distribution and street-to-the-home portions of the cable system.

    U.S. cable system designs are increasingly being employed in international markets where cable television penetration is low. For example, it is estimated that in 1996 only 25% of the television households in Western Europe subscribed to some form of multichannel television service as compared to an estimated subscription rate of 64% in the United States. The estimated subscription rates in the Asian and Latin American markets were even lower at approximately 15% and 11%, respectively. In terms of television households, it is estimated that there were 178 million television households in Western Europe, 398 million in Asia and 81 million in Latin America. This compares to an estimated 97 million television households in the U.S. In 1996, the Company had sales of coaxial cable in approximately 40 countries, and the Company believes the development of cable television systems in international markets presents a significant opportunity to increase sales of its coaxial cable products. See "Risk Factors--Risks Associated with Foreign Operations; Exchange Rate Fluctuations."

PRODUCT DEVELOPMENT

    The Company's product development strategy is to offer a broad range of products to meet the specific interconnect requirements of its customers in its target markets. The Company's market focus is primarily in interconnect products for the (i) wireless, telecom and data communications market; (ii) broadband communications, primarily cable television and the developing markets for full service television, telephone and data communication broadband networks; (iii) commercial and military aerospace markets; (iv) industrial markets, primarily factory automation and mass transportation; and (v) automotive electronics, primarily automotive safety devices such as airbags, pretensioner seatbelts and anti-lock braking systems. The Company implements its product development strategy through product design teams and collaboration arrangements with customers which result in obtaining approved vendor status for the customer's new products and programs. The Company further seeks to have its products become widely accepted within the industry for similar applications and products manufactured by other potential customers, thereby providing additional sources of future revenue. The development of application-specific products has decreased the significance of standard products which generally experience greater pricing pressure. In addition to product design teams and customer collaboration arrangements, the Company uses key account managers to direct customer relationships on a global basis such that the Company can bring to bear its total resources to meet the worldwide needs of its multinational customers. The Company is also focused on making strategic acquisitions in certain markets to further broaden and enhance its product offerings and expand its global capabilities.

    The following examples illustrate the Company's market and product development strategy:

    - The use of fiber optics in communications systems has been increasing in recent years, including fiber optic applications in long distance telephone systems and local area networks. The Company has developed a broad line of fiber optic interconnect components for fiber optic systems including sophisticated narrowband wavelength division multiplexers, which permit greater transmission capability, and fiber optic management systems, which facilitate the organizing and management of a fiber optic network.

    - Radio frequency/microwave electronics technology has been characterized by developments that expand circuit capacity with increasingly smaller electronic devices. These technologies have expanded into the growing markets of cellular and personal communication networks. The Company has developed a broad line of interconnect products and systems used in base stations for such wireless communication systems.

    - Smart cards, where data is stored in a chip on a plastic card, are increasingly being used in banking systems (including electronic purses), telephone credit cards, security systems and other applications. The Company is one of the leaders in developing acceptor devices used in readers that transmit the information stored on smart cards or as components of the electronic purse.

    - Performance, reliability and ability to withstand harsh environments are essential to products and systems for the commercial and military aerospace market. The Company, in conjunction with a significant OEM customer, has developed a sophisticated interconnect coupler technology for advanced commercial aircraft flight control systems. The Company also performed certain research and development studies and is now producing a family of connectors comprising approximately 1,000 SKUs for use in the international space station program.

    - The use of electronics and sensing devices in automobiles has been increasing for the past several years. The Company, in conjunction with major European automobile manufacturers, has developed a broad line of interconnect products used in automotive airbags and pretensioner seatbelts. Such products, which were originally used primarily in European luxury cars, have evolved in technology and availability to standard European car models and are being used in a wider array of applications such as passenger side and side impact protection.

    - The Company has been one of the technology leaders in expanding the bandwidth characteristics of coaxial cable for cable television. The Company produces 1 gigahertz coaxial cable which is used in hybrid fiber coaxial cable ("HFC") full service networks for offering video, voice and data services. In addition, in 1995 the Company developed and is now producing a broad line of radio frequency coaxial connectors for the cable television industry.

    - The Company also seeks to expand its product offering and global presence in its chosen markets through strategic acquisitions. In 1996, for example, the Company acquired Sine, one of the leading suppliers of interconnect products and assemblies for the factory automation market. This acquisition complemented the Company's existing line of industrial interconnect products and further positioned the Company for growth in factory motion control equipment. The Company also acquired a 51% interest in Kai-Jack, one of the leading Taiwanese radio frequency connector manufacturers. The acquisition strengthens the Company's manufacturing capabilities and worldwide sourcing of radio frequency products as well as expands the Company's presence in the growing Asian markets.

INTERNATIONAL OPERATIONS

    The Company believes that its global presence is an important competitive advantage as it allows the Company to provide quality products on a timely and worldwide basis to its multinational customers. Approximately 49% of the Company's sales for the year ended December 31, 1996 were outside of the United States. Approximately 68% of such international sales were in Europe. The Company has manufacturing facilities in the United Kingdom, Germany, France, the Czech Republic and sales offices in most other European markets. The European operations generally have strong positions in their respective local markets. Local operations coordinate product design and manufacturing responsibility with the Company's other operations around the world. The balance of the Company's international activities are located primarily in Canada, Mexico and the Far East, which includes manufacturing facilities in Hong Kong, Taiwan, India, Japan and the People's Republic of China. The Hong Kong, Taiwan, India, People's

Republic of China and Mexico facilities generally serve their respective local markets as well as provide low cost manufacturing and assembly sources for world markets.

CUSTOMERS

    The Company's products are used in a wide variety of applications by numerous customers, none of whom accounted for more than 5% of the Company's sales for 1996 (except for sales under contract with the U.S. Government and its subcontractors, which accounted for 8% of 1996 sales). The Company's participation across a broad spectrum of defense programs is such that the Company believes that no one military program accounts for more than 1% of 1996 net sales. See "Risk Factors--Exposure to Changes in Military Expenditures." The Company's products are sold directly to OEMs, cable system operators, telecommunication companies and through distributors. There has been a trend on the part of OEM customers to consolidate their lists of qualified suppliers to companies that have a global presence, can meet quality and delivery standards, have a broad product portfolio and design capability, and have competitive prices. The Company has focused its global resources to position itself to compete effectively in this environment. The Company has concentrated its efforts on service and productivity improvements, including advanced computer aided design and manufacturing systems, statistical process controls and just-in-time inventory programs to increase product quality and shorten product delivery schedules. The Company's strategy is to provide a broad selection of products in the areas in which it competes. The Company has achieved a preferred supplier designation from many of its OEM customers.

    Cable television services in the United States are provided primarily by MSOs. It is estimated that in 1996 the twenty largest MSOs served 85% of the estimated 62 million cable television subscribers in the United States. The major MSOs include such companies as TCI, Time Warner Companies Inc., Continental Cablevision, Inc., Comcast Corporation and Cablevision Systems Corporation. Many of the major MSOs are customers of the Company, including those listed above.

    The Company's sales to distributors represented approximately 26% of the Company's 1996 sales. The Company's recognized brand names, including "Amphenol," "Times Fiber," "Pyle-National," "Spectra-Strip," "Sine," "Tuchel" and "Socapex," together with the Company's strong connector design-in position (products that are specified in the plans and are qualified by the OEM), enhance its ability to reach the secondary market through its network of distributors. The Company's products are sold by eight of the 10 largest electronics distributors in the United States, and the Company believes that its distributor network represents a competitive advantage.

MANUFACTURING

    The Company employs advanced manufacturing processes including molding, stamping, plating, turning, extruding, die casting and assembly operations as well as proprietary process technology for flat-ribbon and coaxial cable production. The Company's manufacturing facilities are generally vertically integrated operations from the initial design stage through final design and manufacturing. Outsourcing of certain fabrication processes is used when cost-effective. Substantially all of the Company's manufacturing facilities are certified to the ISO9000 series of quality standards.

    The Company employs a global manufacturing strategy to lower its production costs and to improve service to customers. The Company sources its products on a worldwide basis with manufacturing and assembly operations in the United States, Canada, Mexico, the United Kingdom, France, Germany, the Czech Republic, Hong Kong, Taiwan, India, Japan and the People's Republic of China. To better serve high volume OEM customers, the Company has established just-in-time facilities near major customers.

    The Company's policy is to maintain strong cost controls in its manufacturing and assembly operations. The Company has undertaken programs to rationalize its production facilities, reduce plant and corporate overhead expense and maximize the return on capital expenditures. The programs to improve productivity are ongoing.

    The Company purchases a wide variety of raw materials for the manufacture of its products, including precious metals such as gold and silver used in plating; brass, copper, aluminum and steel used for cable, contacts and connector shells; and plastic materials used for cable and connector bodies and inserts. All such raw materials are readily available throughout the world and are purchased locally from a variety of suppliers. The Company is not dependent upon any one source for raw materials or if one source is used, alternate sources of supply are available.

RESEARCH AND DEVELOPMENT

    The Company's research, development and engineering expenditures for the creation and application of new and improved products and processes were $14.6 million, $15.7 million and $14.3 million (excluding customer sponsored programs representing expenditures of $0.9 million, $1.3 million and $0.8 million) for 1996, 1995 and 1994, respectively. The Company's research and development activities focus on selected product areas and are performed by individual operating divisions. Generally, the operating divisions work closely with OEM customers to develop highly engineered products that meet the customer's needs. The Company continues to focus its research and development efforts primarily on those product areas that it believes have the potential for broad market applications and significant sales within a one- to three-year period.

TRADEMARKS AND PATENTS

    The Company owns a number of active patents worldwide. While the Company considers its patents to be valuable assets, the Company does not believe that its competitive position is dependent on patent protection or that its operations are dependent on any individual patent.

    Allied Corporation has granted to the Company a worldwide non-exclusive license to use all trademarks, service marks, trade names and corporate names relating to "Bendix" which the Company has used in its sales and marketing of high performance environmental connectors. The license will expire on June 2, 1997. The Company has been increasing its use of other trade names in its marketing of high performance connectors and accordingly does not believe that its operations will be materially adversely affected by the expiration of this license.

    The Company regards its trademarks "Amphenol," "Pyle-National," "Tuchel," "Socapex," "Spectra-Strip," "Sine" and "Times Fiber" to be of value in its businesses. The Company has exclusive rights in all its major markets to use these registered trademarks.

COMPETITION

    The Company encounters competition in substantially all areas of its business. The Company competes primarily on the basis of product quality, price, engineering, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than the Company, as well as medium to small companies. In the area of coaxial cable for cable television, the Company believes that it and CommScope, a division of General Instrument Corporation, are the primary providers of such cable; however, CommScope is larger than the Company in this market. In addition, the Company faces competition from smaller companies that have concentrated their efforts in one or more areas of the coaxial cable market. See "Risk Factors--Competition."

BACKLOG

    The Company estimates that its backlog of unfilled orders was $207.4 million and $203.4 million at December 31, 1996 and 1995, respectively. Orders typically fluctuate from quarter to quarter based on customer demands and general business conditions. Unfilled orders may be cancelled prior to shipment of goods; however, such cancellations historically have not been material. It is expected that all or a substantial portion of the backlog will be filled within the next 12 months. However, significant elements of the Company's business, such as sales to the cable television industry, distributors, the computer industry, and other commercial customers generally have short lead times. Therefore, backlog may not be indicative of future demand.

EMPLOYEES

    As of December 31, 1996, the Company had approximately 6,200 full-time employees worldwide. Of these employees, approximately 4,500 were hourly employees, of which approximately 2,300 were represented by labor unions and the remainder were salaried. Beginning October 21, 1995, the Company experienced a seven day work stoppage at its plant in Sidney, New York when approximately 1,000 hourly employees represented by the International Association of Machinists and Aerospace Workers rejected a Company proposal and voted to strike upon the expiration of their then current collective bargaining contract. A new three year contract was approved and the work stoppage ended on October 28, 1995. The Sidney, New York plant manufactures interconnect products used primarily in the aerospace industry and other commercial and industrial markets. The one week work stoppage did not involve any other operation of the Company. The Company has not had any other work stoppages in the past ten years. In 1996, the United Steelworkers International Union, AFL-CIO attempted to organize approximately 500 employees of the Company's plant in Chatham, Virginia, the Company's primary plant for the production of coaxial cable. The union organizing effort was defeated by a vote of the hourly employees. A Regional Director of the National Labor Relations Board subsequently found that unfair labor practices had been committed by the Company prior to the election and ordered that a new election be held. The Company has appealed the finding and order of the Regional Director. If the Company's appeal is denied and a new election is held at the Chatham, Virginia plant and the union is certified, the Company would be required to bargain in good faith with the union and its operations at such facility could be subject to the risks associated with unionized employees generally, including the risk of work stoppages. The Company believes that it has a good relationship with its unionized and nonunionized employees.

PROPERTIES

    The table below presents the location, size and function of the Company's principal manufacturing and assembly facilities as of January 31, 1997. The Company's principal executive offices are located at 358 Hall Avenue, Wallingford, Connecticut 06492.

              LOCATION                 SQUARE FEET                             FUNCTION
------------------------------------  -------------  ------------------------------------------------------------
UNITED STATES:
    Chatham, VA                       175,000        coaxial cable manufacturing
    Chatham, VA(1)                    100,000        coaxial cable warehousing
    Chatham, VA(1)                    40,000         coaxial cable manufacturing and warehousing
    Chicago, IL                       270,000        industrial connector manufacturing and assembly
    Danbury, CT(1)                    170,000        RF connector manufacturing
    Danville, VA(1)                   80,000         coaxial cable warehousing
    Endicott, NY                      125,000        cable assembly
    Hamden, CT                        60,000         cable manufacturing
    Hamden, CT(1)                     25,000         cable warehousing
    Lisle, IL (1)                     28,000         fiber optic connector manufacturing
    Mt. Clemens, MI(1)                71,360         industrial connector manufacturing and assembly
    Nogales, AZ(1)                    20,250         connector warehousing and assembly
    Parsippany, NJ(1)                 32,500         RF connector manufacturing
    Phoenix, AZ(1)                    12,000         coaxial cable warehousing
    Sidney, NY                        685,000        high performance environmental connector manufacturing and assembly
    Wallingford, CT(1)                28,800         executive offices
CANADA:
    Renfrew, Ontario(1)               26,000         coaxial cable manufacturing
    Scarborough, Ontario(1)           88,000         high performance connector manufacturing
MEXICO:
    Nogales(1)                        27,558         connector assembly
    Nogales(1)                        12,700         connector assembly
    Nogales(1)                        57,884         connector assembly
UNITED KINGDOM:
    Greenock, Scotland(1)             10,000         connector manufacturing and cable assembly
    Nottingham, England(1)            11,000         high performance environmental connector manufacturing and cable assembly
    Romsey, England(1)                24,000         cable manufacturing and cable assembly
    Whitstable, England               135,000        connector manufacturing, cable assembly and coaxial cable
                                                     warehousing
GERMANY:
    Heilbronn                         130,000        connector manufacturing and cable assembly
CZECH REPUBLIC:
    Klucouska                         16,300         connector assembly
FRANCE:
    Dole                              121,000        connector manufacturing
    Thyez                             125,000        connector manufacturing

              LOCATION                 SQUARE FEET                             FUNCTION
------------------------------------  -------------  ------------------------------------------------------------
HONG KONG:
    Fotan Shatin(1)                   70,000         cable manufacturing and assembly
TAIWAN:
    Taoyuan Hsien(1)                  15,700         cable assembly
    Tainan(1)                         64,600         RF connector manufacturing and assembly
JAPAN:
    Ritto-cho, Shiga(1)               15,700         assembly, warehousing
INDIA:
    Pune(2)                           53,400         connector manufacturing and assembly
    Bangalore                         12,200         connector manufacturing and assembly
CHINA:
    Changzhou                         65,000         coaxial cable manufacturing and warehousing

------------------------

(1) These facilities are leased. Such leases expire at various times through 2007.

(2) This facility is owned but is situated on property subject to a long-term lease arrangement expiring in 2065.

    The Company estimates that during 1996 its principal manufacturing facilities operated at between 70% and 95% of capacity.

    In addition to the facilities described above, the Company leases various warehouses and sales and administrative offices.

LEGAL PROCEEDINGS

    On January 23, 1997, the Board of Directors approved, subject to shareholder approval and certain other closing conditions, and the Company entered into the Merger Agreement with NXS Acquisition. See "The Merger." The proposed transaction was announced to the public on January 23, 1997 and on that same date the Company and its directors (four of whom are also executive officers of the Company) were named as defendants in a complaint filed in the Court of Chancery in the State of Delaware by two alleged stockholders of the Company, individually and purportedly as a class action on behalf of stockholders of the Company. In general, the complaint alleges that the Company's directors have breached their fiduciary duties by, among other things, resolving to approve of the Merger Agreement at an allegedly inadequate price and by allegedly failing to take adequate steps to enhance the value of the Company and/or its attractiveness as a merger or acquisition candidate, including failing to conduct an auction. The complaint seeks injunctive relief prohibiting the Company from, among other things, consummating the Merger Agreement. The complaint also seeks unspecified damages, attorney's fees and other relief. The Company believes that the allegations contained in the complaint are without merit and intends to contest the action vigorously, on behalf of itself and its directors, if the plaintiffs elect to proceed with their action.

    The Company and its subsidiaries have been named as defendants in several other legal actions in which various amounts are claimed arising from normal business activities. Although the amount of any ultimate liability with respect to such matters cannot be precisely determined, in the opinion of management, any such liability will not have a material effect on the Company.

    Certain operations of the Company are subject to federal, state and local environmental laws and regulations which govern the discharge of pollutants into the air and water, as well as the handling and disposal of solid and hazardous wastes. The Company believes that its operations are currently in substantial compliance with all applicable environmental laws and regulations and that the costs of continuing compliance will not be material to the Company's financial condition or results of operations.

    In connection with the acquisition of Amphenol in 1987, Allied agreed to indemnify Amphenol for a portion of environmental liabilities of Amphenol identified within a period of seven years following the acquisition that arise out of events, conditions or circumstances that occurred or existed at the time of or prior to the transaction to the extent that such liability exceeds $13.0 million. In such event, Allied is obligated to pay 80% of the excess over $13.0 million and 100% of the excess over $30.0 million. Allied representatives are presently working closely with the Company in addressing the most significant potential environmental liabilities including the Sidney Center Landfill and the Richardson Hill landfill project, as described below. The Company believes that as of December 31, 1996, the $13.0 million threshold described above has been exceeded and that future expenditures on these projects will be subject to the indemnification agreement. However, there can be no assurance that Allied will not dispute the amount of any future claims that the Company makes under this indemnification nor as to the ultimate resolution of any dispute.

    Owners and occupiers of sites containing hazardous substances, as well as generators of hazardous substances, are subject to broad liability under various federal and state environmental laws and regulations, including expenditures for cleanup costs and damages arising out of past disposal activities. Such liability in many cases may be imposed regardless of fault or the legality of the original disposal activity. The Company is currently performing investigative and monitoring activities at its manufacturing site in Sidney, New York. In addition, the Company is currently voluntarily performing monitoring, investigation, design and cleanup activities at two local public off-site disposal sites previously utilized by the Sidney facility and others. The Company is also performing proposed remedial design activities and is currently negotiating with respect to a third site. The Company and Allied have entered into an administrative consent order with the United States Environmental Protection Agency (the "EPA") and are presently determining necessary and appropriate remedial measures for one such site (the "Richardson Hill" landfill) used by Amphenol and other companies, which has been designated a "Superfund" site on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. With respect to the second site (the "Route 8" landfill), used exclusively by Amphenol, the Company initiated a remediation program pursuant to a Consent Order with the New York Department of Environmental Protection and is continuing to monitor the results of those remediation efforts. In December 1995, the Company and Allied received a letter from the EPA demanding that the Company and Allied accept responsibility for the investigation and cleanup of the Sidney Center Landfill, another Superfund Site. The Sidney Center Landfill was a municipal landfill site utilized by the Company's Sidney facility and other local towns and businesses. The Company has acknowledged that it sent general plant refuse but no hazardous waste to the Sidney Center Landfill site. Allied and the Company offered to prepare a remedial design and to assist the EPA in identifying other potentially responsible parties for the Sidney Center Landfill site. In July 1996, the Company and Allied received a unilateral order from the EPA directing the Company and Allied to perform certain investigation, design and cleanup activities at the Sidney Center Landfill site. The Company and Allied responded to the unilateral order by agreeing to undertake certain remedial design activities. To date the Company and Allied have not accepted any responsibility for the cleanup of the Sidney Center Landfill site. The Company also is engaged in remediating or monitoring environmental conditions at several of its other manufacturing facilities and has been named as a potentially responsible party for cleanup costs at several other off-site disposal sites. During 1996, the Company spent approximately $1.4 million in connection with investigating, remediating and monitoring environmental conditions at these facilities and sites. Amphenol expects such expenditures, net of indemnification payments expected from Allied, to be less than $0.5 million in 1997.

    Since 1987, the Company has not been identified nor has it been named as a potentially responsible party with respect to any other significant on-site or off-site hazardous waste matters. In addition, the Company believes that all of its manufacturing activities and disposal practices since 1987 have been in material compliance with all applicable environmental laws and regulations. Nonetheless, it is possible that the Company will be named as a potentially responsible party in the future with respect to additional Superfund or other sites. Although the Company is unable to predict with any reasonable certainty the extent of its ultimate liability with respect to any pending or future environmental matters, the Company believes, based upon all information currently known by management about the Company's manufacturing activities, disposal practices and estimates of liability with respect to all known environmental matters, that any such liability will not be material to its financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the name, age and position with the Company of each person who is expected to serve as a director or executive officer of Amphenol after the Effective Time. After the Effective Time, the Board of Directors will be subject to change from time to time.

NAME                                    AGE                                    POSITION
----------------------------------      ---      --------------------------------------------------------------------

Martin H. Loeffler................          52   Chairman of the Board, Chief Executive Officer and President

Edward G. Jepsen..................          53   Executive Vice President and Chief Financial Officer

Timothy F. Cohane.................          44   Senior Vice President

Edward C. Wetmore.................          40   Secretary and General Counsel

Diana G. Reardon..................          37   Controller and Treasurer

Henry R. Kravis...................          53   Director

George R. Roberts.................          53   Director

Michael W. Michelson..............          45   Director

Marc S. Lipschultz................          28   Director

    MARTIN H. LOEFFLER has been a Director of Amphenol since December 1987. He has also served as President and Chief Operating Officer of Amphenol since July 1987. He was a Vice President of LPL Technologies Inc. ("LPL").

    EDWARD G. JEPSEN has been Executive Vice President and Chief Financial Officer of Amphenol since May 1989, and Senior Vice President and Director of Finance since November 1988. He was a Director, Executive Vice President, Chief Financial Officer and Controller of LPL.

    TIMOTHY F. COHANE has been Vice President of Amphenol since December 1991. He was a Director and Vice President of LPL.

    EDWARD C. WETMORE has been Secretary and General Counsel of Amphenol since 1987. He was also Secretary and General Counsel of LPL.

    DIANA G. REARDON has been Treasurer of Amphenol since March 1992 and Controller since July 1994. From June 1988 until her appointment as Treasurer she served as Assistant Controller of Amphenol and LPL.

    HENRY R. KRAVIS is a Founding Partner of KKR and effective January 1, 1996 he became a managing member of the Executive Committee of the limited liability company which serves as the general partner of KKR. He is also a director of AutoZone, Inc., Borden, Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, Flagstar Companies Inc., Flagstar Corporation, The Gillette Company, IDEX Corporation, K-III Communications Corporation, Merit Behavioral Care Corporation, Newquest Capital plc, Owens-Illinois Group, Inc., Owens-Illinois, Inc., Safeway, Inc., Sotheby's Holdings Inc., Union Texas Petroleum Holdings, Inc., and World Color Press, Inc.

    GEORGE R. ROBERTS is a Founding Partner of KKR and effective January 1, 1996 he became a managing member of the Executive Committee of the limited liability company which serves as the general partner of KKR. He is also a director of AutoZone, Inc., Borden, Inc., Bruno's, Inc., Evenflo & Spalding

Holdings Corporation, Flagstar Companies Inc., Flagstar Corporation, IDEX Corporation, K-III Communications Corporation, Merit Behavioral Care Corporation, Newquest Capital plc, Owens-Illinois Group, Inc., Owens-Illinois, Inc., Safeway, Inc., Union Texas Petroleum Holdings, Inc., and World Color Press, Inc.

    MICHAEL W. MICHELSON was a General Partner of KKR from January 1, 1987 until January 1, 1996 when he became a member of the limited liability company which serves as the general partner of KKR. Prior to 1987, Mr. Michelson was an Executive at KKR. He is also a director of AutoZone, Inc., Doubletree Corporation, Owens-Illinois Group, Inc., Owens-Illinois, Inc., and Union Texas Petroleum Holdings, Inc.

    MARC S. LIPSCHULTZ has been an Executive at KKR since 1995. Prior thereto, he was an investment banker with Goldman, Sachs & Co. He is also a director of Evenflo & Spalding Holdings Corporation.

    Messrs. Kravis and Roberts are first cousins.

    The business address of Messrs. Kravis and Lipschultz is 9 West 57th Street, New York, New York 10019 and of Messrs. Roberts and Michelson is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

    In addition to the directors named above, it is expected that two independent persons will become directors of the Company upon the consummation of the Merger.

COMPENSATION OF DIRECTORS

    All directors will be reimbursed for their usual and customary expenses incurred in attending all Board and committee meetings. It is anticipated that each director who is not an employee of the Company will receive an aggregate annual fee of $30,000, payable in quarterly installments. Directors who are also employees of the Company will receive no remuneration for serving as directors.

STOCK OPTION PLANS

    Immediately prior to the Effective Time, each employee or director stock option to purchase Common Stock ("Company Stock Options") granted under any stock option or stock purchase plan, program or arrangement of the Company (the "Stock Plans") will be cancelled, whether or not then exercisable, and each holder of any such Company Stock Option having an exercise price of less than $26.00 (which constitutes all Company Stock Options except for Company Stock Options to purchase an aggregate of 110,000 shares of Common Stock at an exercise price of $26 5/8 per share) will receive, in consideration of such cancellation, a payment from the Company (subject to applicable withholding taxes) equal to the product of (1) the total number of shares of Common Stock subject to such Company Stock Option and (2) the excess of $26.00 over the exercise price per share of Common Stock subject to such Company Stock Option, payable in cash at the Effective Time or as soon as practicable thereafter, representing approximately $2.4 million in the aggregate. It is anticipated that the Stock Plans will terminate as of the Effective Time, and that following the Effective Time no holder of a Company Stock Option nor any participant in any Stock Plan will have any right thereunder to acquire equity securities of the Company. See "--Stock Purchase and Option Agreements."

STOCK PURCHASE AND OPTION AGREEMENTS

    It is expected that Messrs. Martin H. Loeffler, Edward G. Jepsen and Timothy
F. Cohane, each of whom is an officer and director of the Company, will elect to retain shares in the Merger with the intention of retaining 96,154 shares, 76,923 shares and 76,923 shares, respectively, of Common Stock. To the extent that the proration provisions of the Merger Agreement result in such persons retaining a different number of shares, the Company expects to permit and/or to provide such persons with an opportunity to buy or sell shares in an amount necessary to result in such persons retaining the intended amounts and, in connection therewith, to eliminate for such persons the impact of any adverse tax consequences arising from such purchase or sale. Messrs. Loeffler, Jepsen and Cohane will also be granted options to acquire an additional 336,538 shares, 230,769 shares and 230,769 shares, respectively, of Common Stock following the Merger. It is also expected that options to acquire approximately 555,000 shares will be available for sale, either directly or through grants of options, to other members of the Company's management. The options will be exercisable at $26.00 per share and, subject to certain exceptions, will vest over five years at 20% per year. Messrs. Loeffler, Jepsen and Cohane, as well as other members of the Company's management receiving such shares and options, are expected to enter into agreements with the Company restricting transferability of the shares of Common Stock held by such persons for up to five years after the Effective Time and setting forth, among other things, the limited circumstances in which such shares may be called by or put to the Company.

                 OWNERSHIP OF COMMON STOCK FOLLOWING THE MERGER

    The following table sets forth certain information regarding the expected ownership of the Company's Common Stock after the Effective Time by (i) persons who, as of the date hereof, own beneficially more than 5% of the outstanding shares of Common Stock and who, after the Effective Time, are expected by the Company to own beneficially or who may possibly own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each person who will become a director of the Company, (iii) the Chairman and each of the other three most highly compensated executive officers of the Company for the year ended December 31, 1996 who are expected to continue to serve as executive officers of Amphenol after the Effective Time and (iv) all directors and executive officers of the Company as a group. The following table assumes that all of the shares of Common Stock owned by the DeGeorge Stockholders are converted into cash in connection with the Merger. See "The Merger--The Stockholders Agreement."

                                                                                                       PERCENTAGE
                                                                                      NUMBER OF         OF CLASS
NAME                                                                                SHARES OWNED     OUTSTANDING (A)
----------------------------------------------------------------------------------  -------------  -------------------

Martin H. Loeffler (b)............................................................        96,154            *
Edward G. Jepsen (b)..............................................................        76,923            *
Timothy F. Cohane (b).............................................................        76,923            *
Edward C. Wetmore (c).............................................................            --               --
KKR 1996 GP LLC c/o Kohlberg Kravis Roberts & Co. Inc. L.P. (d)...................    13,116,955               75%
  9 West 57th Street
  New York, New York 10019
All officers and directors as a group (9 persons) (b)(c)(d).......................            --               --
Clover Capital Management, Inc. (e)...............................................            --               --

------------------------

*   Less than 1%.

(a) The amounts and percentage of Common Stock beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he has no economic interest. The percentage of class outstanding after the Effective Time is based on the 17,516,955 shares of Common Stock expected to be outstanding after the Effective Time.

(b) It is expected that Messrs. Loeffler, Jepsen and Cohane will elect to retain shares in the Merger with the intention of retaining 96,154 shares, 76,923 shares and 76,923 shares, respectively, of Common Stock. To the extent that the proration provisions of the Merger Agreement result in such persons retaining a different number of shares, the Company expects to permit and/or provide such persons with an opportunity to buy or sell shares in an amount necessary to result in such persons retaining the intended amounts and, in connection therewith, to eliminate for such persons the impact of any adverse tax consequences arising from such purchase or sale. Assuming that Messrs. Loeffler, Jepsen and Cohane own 96,154 shares, 76,923 shares and 76,923 shares, respectively, of Common Stock following the Effective Time, each such person will own less than 1% of the Common Stock outstanding after the Effective Time.

(c) Because of the potential effect of proration, it is impossible to determine if any of the directors or executive officers of the Company's Common Stock (except as described in note (b) above) will continue to own shares of Common Stock after the Effective Time.

(d) After the Effective Time, shares of Common Stock shown as beneficially owned by KKR 1996 GP LLC will be held by the Partnership. KKR 1996 GP LLC is the sole general partner of KKR Associates 1996. KKR Associates 1996, a limited partnership, is the sole general partner of the Partnership and possesses sole voting and investment power with respect to such shares. KKR 1996 GP LLC is a limited liability company, the members of which are Messrs. Henry
    R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael
    W. Michelson, Michael T. Tokarz, James H. Greene, Jr., Perry Golkin, Clifton
    S. Robbins, Scott M. Stuart and Edward A. Gilhuly. Messrs. Kravis and Roberts are members of the Executive Committee of KKR 1996 GP LLC. Messrs. Kravis, Roberts and Michelson will also be directors of the Company after the Effective Time. Mr. Marc S. Lipschultz is a limited partner of KKR Associates 1996 and will also be a director of the Company. Each of such individuals may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR 1996 GP LLC. Each of such individuals disclaim beneficial ownership of such shares. An affiliate of KKR 1996 GP LLC may beneficially own at the Effective Time less than 1% of the outstanding Common Stock. Does not give effect to the exercise of the NXS Option or the Stockholders Option. Assuming all stockholders elected to convert all of their shares into the right to receive cash, then upon exercise of either such option, the Partnership would own, directly or indirectly, 14,443,957 shares, equal to approximately 82% of the shares issued and outstanding immediately after the Merger.

(e) Based solely on a Schedule 13G filed by Clover Capital Management, Inc. and its directors (collectively, "Clover"), Clover beneficially owns an aggregate of 2,779,685 shares (approximately 6.2%) of the Common Stock outstanding as of February 14, 1997. Because the Company does not know whether or not Clover intends to elect to retain any shares in the Merger, and due to the potential effect of proration, the Company cannot predict the number of shares (or percentage) of Common Stock, if any, that will be owned by Clover after the Effective Time.

                           RELATED PARTY TRANSACTIONS

    KKR 1996 GP LLC will beneficially own approximately 75% of the Company's outstanding shares of Common Stock at the Effective Time (before taking into account the effect of any exercise of the NXS
Option or the Stockholders Option, the exercise of either of which could result in the Partnership owning, directly or indirectly, up to approximately 82% of such shares). The managing members of KKR 1996 GP LLC are Messrs. Henry R. Kravis and George R. Roberts and the other members of which are Messrs. Robert
I. MacDonnell, Paul E. Raether, Michael W. Michelson, Michael T. Tokarz, James
H. Greene, Jr., Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly. The sole general partner of KKR Associates 1996 is KKR 1996 GP LLC. Messrs. Kravis, Roberts and Michelson will also be directors of the Company, as will Mr. Marc Lipschultz, who is a limited partner of KKR Associates 1996. Each of the members of KKR 1996 GP LLC is also a member of the limited liability company which serves as the general partner of KKR, and Mr. Lipschultz is an executive of KKR. KKR, an affiliate of KKR 1996 GP LLC, is expected to receive a
fee of $         million in cash from the Company on the closing date for
negotiating the Merger and arranging the financing therefor, plus the reimbursement of its expenses in connection therewith, and, from time to time in the future, KKR may receive customary fees for services rendered to the Company. In addition, KKR has agreed to render management, consulting and financial services to the Company for customary fees. See "Management--Directors and Executive Officers" and "Ownership of Common Stock."

    KKR 1996 GP LLC is the general partner of KKR Associates 1996, a Delaware limited partnership, of which certain past and present employees of KKR and partnerships and trusts for the benefit of the families of such past and present employees and a former partner of KKR are the limited partners. KKR Associates 1996 is the general partner of the Partnership, which will own at the Effective Time approximately 75% of the outstanding Common Stock (before taking into account the effect of any exercise of the NXS Option or the Stockholders Option, the exercise of either of which could result in the Partnership owning, directly or indirectly, up to approximately 82% of such shares).

                        DESCRIPTION OF CREDIT FACILITIES

    The Credit Facilities will be provided by a syndicate of banks and other financial institutions led by BTCo., as administrative agent (the "Administrative Agent"), The Chase Manhattan Bank, as syndication agent ("Chase"), and The Bank of New York, as documentation agent. The Credit Facilities will provide for $750.0 million in term loans ("Term Loans") and for $150.0 million in revolving credit loans ("Revolving Credit Loans"). The Revolving Credit Facility will include borrowing capacity available for letters of credit and for borrowings on same-day notice ("Swingline Loans"). The Term Loans are comprised of Term Loan A ($350.0 million), which will have a maturity of seven years, Term Loan B ($200.0 million), which will have a maturity of eight years, and Term Loan C ($200.0 million), which will have a maturity of nine years. The Revolving Credit Facility commitment will terminate seven years after the date of initial funding of the Credit Facilities.

    All Term Loans and Revolving Credit Loans will bear interest, at the Company's option, at either: (a) a "base rate" equal to the higher of (i) the federal funds rate plus 0.50% per annum or (ii) the Administrative Agent's prime rate, plus (A) in the case of Term Loan A, a debt to EBITDA-dependent rate ranging from 0.00% to 1.00% per annum, (B) in the case of Term Loan B, a debt to EBITDA-dependent rate ranging from 1.00% to 1.50% per annum, (C) in the case of Term Loan C, a debt to EBITDA-dependent rate ranging from 1.50% to 2.00% per annum or (D) in the case of Revolving Credit Loans and Swingline Loans, a debt to EBITDA-dependent rate ranging from 0.00% to 1.00% per annum or (b) a "eurodollar rate" plus (i) in the case of Term Loan A, a debt to EBITDA-dependent rate ranging from 1.00% to 2.25% per annum, (ii) in the case of Term Loan B a debt to EBITDA-dependent rate ranging from 2.25% to 2.75% per annum, (iii) in the case of Term Loan C, a debt to EBITDA-dependent rate ranging from 2.75% to 3.25% per annum or (iv) in the case of Revolving Credit Loans, a debt to

EBITDA-dependent rate ranging from 1.00% to 2.25% per annum. Swingline Loans may only be base rate loans.

    The Company will pay a commitment fee calculated at a debt to EBITDA-dependent rate ranging from 0.25% to 0.50% per annum of the available unused commitment under the Revolving Credit Facility and certain delayed-draw term loan commitments, in each case in effect on each day. Such fee will be payable quarterly in arrears and upon termination of the Revolving Credit Facility.

    The Company will pay a letter of credit fee calculated at a debt to EBITDA-dependent rate ranging from 1.00% to 2.25% per annum of the face amount of each letter of credit less a fronting fee calculated at a rate equal to 0.125% per annum of the face amount of each letter of credit. Such fees will be payable quarterly in arrears and upon the termination of the Revolving Credit Facility. In addition, the Company will pay customary transaction charges in connection with any letters of credit.

    The Term Loans will be subject to the following amortization schedule:

DATE FROM CLOSING                                     TERM LOAN A    TERM LOAN B    TERM LOAN C
---------------------------------------------------  -------------  -------------  -------------
                                                                (DOLLARS IN MILLIONS)
24 Mos.............................................    $    25.0      $     0.5      $     0.5
36 Mos.............................................         37.5            0.5            0.5
48 Mos.............................................         47.5            0.5            0.5
60 Mos.............................................         60.0            0.5            0.5
72 Mos.............................................         80.0            0.5            0.5
84 Mos.............................................        100.0            0.5            0.5
96 Mos.............................................       --              197.0            0.5
108 Mos............................................       --             --              196.5
                                                          ------         ------         ------
                                                       $   350.0      $   200.0      $   200.0
                                                          ------         ------         ------
                                                          ------         ------         ------

    The Term Loans will be subject to mandatory prepayment (i) with the proceeds of certain asset sales and (ii) on an annual basis with 50% of the Company's excess cash flow (as defined in the Credit Facilities) if the ratio of the Company's total debt (as defined in the Credit Facilities) to EBITDA (as defined in the Credit Facilities) is greater than 4.0 to 1.0 on the last day of any fiscal year. The Company's obligations under the Credit Facilities will be secured by a pledge of 100% of the stock of certain of the Company's direct domestic subsidiaries and 65% of the stock of certain of the Company's material direct foreign subsidiaries. In addition, indebtedness under the Credit Facility will be guaranteed by significant domestic subsidiaries of the Company. See "Description of the Notes--Subordination" and "Risk Factors-- Subordination of Notes to Senior Indebtedness," and "--Encumbrances on Assets to Secure Credit Facilities."

    The Credit Facilities will contain customary covenants and restrictions on the Company's ability to engage in certain activities. In addition, the Credit Facilities provide that the Company must meet or exceed certain interest coverage ratios and must not exceed certain leverage ratios.

    The Credit Facilities will include customary events of default.

                            DESCRIPTION OF THE NOTES

GENERAL

    The Notes will be issued pursuant to an Indenture (the "INDENTURE") between
the Company and       , as trustee (the "TRUSTEE"). The terms of the Notes
include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TRUST INDENTURE ACT"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. Copies of the proposed form of Indenture have been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." For purposes of this summary, the term "COMPANY" refers only to Amphenol Corporation and not to any of its Subsidiaries.

    The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company. As of December 31, 1996, on a pro forma basis giving effect to the Merger and the Financings (including the Offering), the aggregate amount of the Company's outstanding Senior Indebtedness would have been approximately $763.0 million (excluding $3.0 million of outstanding letters of credit and unused commitments). The Notes will also be effectively subordinated to all Indebtedness and other obligations (including trade payables) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company. Certain operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. As of December 31, 1996, the Company's Subsidiaries would have had approximately $8.3 million of Indebtedness and approximately $82.0 million of other obligations (including trade payables) outstanding after giving pro forma effect to the Merger and the Financings (including the Offering). The Indenture will permit incurrence of additional Senior Indebtedness in the future. See "Risk Factors--Subordination of Notes to Senior Indebtedness."

    As of the Issuance Date, all of the Company's Subsidiaries other than Amphenol Funding Corp. will be Restricted Subsidiaries. Under certain circumstances, the Company will be able to designate additional current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

SUBORDINATION

    The payment of the Subordinated Note Obligations will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash equivalents of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full in cash equivalents of such Senior Indebtedness before the holders of Notes will be entitled to receive any payment with respect to the Subordinated Note Obligations, and until all Senior Indebtedness is paid in full in cash equivalents, any distribution to which the holders of Notes would be entitled shall be made to the holders of Senior Indebtedness (except that holders of Notes may receive (i) shares of stock and any debt securities that are subordinated at least to the same extent as the

Notes to (a) Senior Indebtedness and (b) any securities issued in exchange for Senior Indebtedness and (ii) payments made from the trusts described under "--Legal Defeasance and Covenant Defeasance").

    The Company also may not make any payment upon or in respect of the Subordinated Note Obligations (except in such subordinated securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on, or of unreimbursed amounts under drawn letters of credit or in respect of bankers' acceptances or fees relating to letters of credit or bankers' acceptances constituting, Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace (a "PAYMENT DEFAULT") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity (a "NON-PAYMENT DEFAULT") and the Trustee receives a notice of such default (a "PAYMENT BLOCKAGE NOTICE") from a representative of holders of such Designated Senior Indebtedness. Payments on the Notes, including any missed payments, may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash equivalents and (b) in case of a nonpayment default, the earlier of (x) the date on which such nonpayment default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received (each such period, the "PAYMENT BLOCKAGE PERIOD") or (z) the date such Payment Blockage Period shall be terminated by written notice to the Trustee from the requisite holders of such Designated Senior Indebtedness necessary to terminate such period or from their representative. No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately preceding Payment Blockage Notice. However, if any Payment Blockage Notice within such 365-day period is given by or on behalf of any holders of Designated Senior Indebtedness (other than the agent under the Senior Credit Facility), the agent under the Senior Credit Facility may give another Payment Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 365 consecutive day period. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

    If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provision referred to above, such failure would constitute an Event of Default under the Indenture and would enable the Holders of the Notes to accelerate the maturity thereof.

    The Indenture will further require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

    As a result of the subordination provisions described above, in the event of insolvency, bankruptcy, administration, reorganization, receivership or similar proceedings relating to the Company, holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. At December 31, 1996, on a pro forma basis after giving effect to the Merger and the Financings (including the Offering), the Company would have had approximately $763.0 million of Senior Indebtedness outstanding (excluding $3.0 million of outstanding letters of credit and unused commitments) and the Company would have had additional availability of $134.0 million (after giving effect to $3.0 million of outstanding letters of credit) for borrowings under the Senior Credit Facility, all of which would be Senior Indebtedness of the Company. In addition, the Notes will be structurally subordinated to the liabilities of Subsidiaries of the Company. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and its Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "--Certain Covenants--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock."

    "DESIGNATED SENIOR INDEBTEDNESS" means (i) Senior Indebtedness under the Senior Credit Facility and (ii) any other Senior Indebtedness permitted under the Indenture the principal amount of which is $50.0 million or more and that has been designated by the Company as Designated Senior Indebtedness.

    "SENIOR INDEBTEDNESS" means (i) the Obligations under the Senior Credit Facility and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes, including, with respect to (i) and (ii), interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not such interest is an allowable claim in such bankruptcy proceeding. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include
(1) any liability for federal, state, local or other taxes owed or owing by the Company, (2) any obligation of the Company to any of its Subsidiaries, (3) any accounts payable or trade liabilities arising in the ordinary course of business (including instruments evidencing such liabilities) other than obligations in respect of bankers' acceptances and letters of credit under the Senior Credit Facility, (4) any Indebtedness that is incurred in violation of the Indenture,
(5) Indebtedness which, when incurred and without respect to any election under
Section 1111 (b) of Title 11, United States Code, is without recourse to the Company, (6) any Indebtedness, guarantee or obligation of the Company which is subordinate or junior to any other Indebtedness, guarantee or obligation of the Company, (7) Indebtedness evidenced by the Notes and (8) Capital Stock of the Company.

    "SUBORDINATED NOTE OBLIGATIONS" means any principal of, premium, if any, and interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, together with and including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

    The Notes will rank senior in right of payment to all Subordinated Indebtedness of the Company. At the Issuance Date the Company will have no Subordinated Indebtedness.

PRINCIPAL, MATURITY AND INTEREST

    The Notes will be limited in aggregate principal amount to $240.0 million
and will mature on       , 2007. Interest on the Notes will accrue at the rate
of    % per annum and will be payable semi-annually in arrears on       and
      , commencing on       , 1997, to Holders of record on the immediately
preceding       and       . Interest on the Notes will accrue from the most
recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; PROVIDED that all payments of principal, premium, interest with respect to Notes represented by one or more permanent global Notes registered in the name of or held by The Depository Trust Company or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

MANDATORY REDEMPTION

    Except as set forth below under "Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

OPTIONAL REDEMPTION

    Except as described below, the Notes will not be redeemable at the Company's
option prior to       , 2002. From and after       , 2002, the Notes will be
subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date,
if redeemed during the twelve-month period beginning on       of each of the
years indicated below:

YEAR                                                                          REDEMPTION PRICE
----------------------------------------------------------------------------  -----------------

2002........................................................................               %

2003........................................................................

2004........................................................................

2005 and thereafter.........................................................         100.00%

    In addition, at any time or from time to time, on or prior to             ,
2000, the Company may, at its option, redeem up to 40% of the aggregate principal amount of Notes originally issued under the Indenture on the Issuance
Date at a redemption price equal to    % of the aggregate principal amount
thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net proceeds of one or more Equity Offerings; PROVIDED that at least 60% of the aggregate principal amount of Notes originally issued under the Indenture on the Issuance Date remains outstanding immediately after the occurrence of each such redemption; PROVIDED FURTHER that each such redemption occurs within 60 days of the date of closing of each such Equity Offering. The Trustee shall select the Notes to be purchased in the manner described under "Repurchase at the Option of Holders--Selection and Notice."

REPURCHASE AT THE OPTION OF HOLDERS

    CHANGE OF CONTROL

    The Indenture will provide that, upon the occurrence of a Change of Control, the Company will make an offer to purchase all or any part (equal to $1,000 or an integral multiple thereof) of the Notes pursuant to the offer described below (the "CHANGE OF CONTROL OFFER") at a price in cash (the "CHANGE OF CONTROL PAYMENT") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The Indenture will provide that within 30 days following any Change of Control, the Company will mail a notice to each Holder of Notes issued under the Indenture, with a copy to the Trustee, with the following information: (1) a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control," and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment; (2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed, except as may be otherwise required by applicable law (the "CHANGE OF CONTROL PAYMENT DATE"); (3) any Note not properly tendered will remain outstanding and continue to accrue interest; (4) unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date; (5) Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (6) Holders will be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes, PROVIDED that the paying agent receives, not later than the close of business on the last day of the Offer Period (as defined in the Indenture), a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing his tendered Notes and his election to have such Notes purchased; and (7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

    The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under any outstanding Senior Indebtedness to permit the repurchase of the Notes required by this covenant.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

    The Indenture will provide that on the Change of Control Payment Date, the Company will, to the extent permitted by law, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer,
(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officers' Certificate stating that such Notes or portions thereof have been tendered to and purchased by the Company. The Indenture will provide that the paying agent will promptly mail to each Holder of Notes the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any, PROVIDED, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    The Senior Credit Facility will, and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may, prohibit the Company from purchasing any Notes as a result of a Change of Control and/or provide that certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders of the Notes.

    The existence of a Holder's right to require the Company to repurchase such Holder's Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

    ASSET SALES

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless (x) the Company, or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by the Company, or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; PROVIDED that the amount of (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes), that are assumed by the transferee of any such assets, (b) any notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale and (c) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 15% of Total Assets at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be cash for purposes of this provision and for no other purpose.

    Within 365 days after the Company's or any Restricted Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option, (i) to permanently reduce Obligations under the Senior Credit Facility (and to correspondingly reduce commitments with respect thereto) or other Senior Indebtedness or Pari Passu Indebtedness (provided that if the Company shall so reduce Obligations under Pari Passu Indebtedness, it will equally and ratably reduce Obligations under the Notes if the Notes are then prepayable or, if the Notes may not be then prepaid, the Company shall make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase at 100% of the principal amount thereof the amount of Notes that would otherwise be prepaid), (ii) to an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case, used or useful in a Similar Business and/or (iii) to an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale. Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture will provide that any Net Proceeds from the Asset Sale that are not invested as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute "EXCESS PROCEEDS." When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company shall make an offer to all Holders of Notes (an "ASSET SALE OFFER") to purchase the maximum principal amount of Notes, that is an integral multiple of $1,000, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceeds $15.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described under the caption "Selection and Notice" below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

    SELECTION AND NOTICE

    If less than all of the Notes are to be redeemed at any time or if more Notes are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, selection of such Notes for redemption or purchase, as the case may be, will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or, if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); PROVIDED that no Notes of $1,000 or less shall be purchased or redeemed in part.

    Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes to be purchased or redeemed at such Holder's registered address. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

    A new Note in principal amount equal to the unpurchased or unredeemed portion of any Note purchased or redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the purchase or redemption date unless the Company defaults in payment of the purchase or redemption price, interest shall cease to accrue on Notes or portions thereof purchased or called for redemption.

CERTAIN COVENANTS

    LIMITATION ON RESTRICTED PAYMENTS

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its PRO RATA share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);
(ii) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company;
(iii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, or maturity, any Subordinated Indebtedness (other than Indebtedness permitted under clauses (g) and (i) of the covenant described under "Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"); or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses
(i) through (iv) above being collectively referred to as "RESTRICTED PAYMENTS"), unless, at the time of such Restricted Payment:

        (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

        (b) immediately before and immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

        (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issuance Date (including Restricted Payments permitted by clauses (i), (ii) (with respect to the payment of dividends on

    Refunding Capital Stock pursuant to clause (b) thereof), (v) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $5.0 million and $10.0 million were substituted in such clause for $10.0 million and $20.0 million, respectively), (vi), (ix) and (x) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the fiscal quarter that first begins after the Issuance Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), PLUS (ii) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors, of marketable securities received by the Company since immediately after the closing of the Merger and the Financings from the issue or sale of Equity Interests of the Company (including Refunding Capital Stock (as defined below), but excluding cash proceeds and marketable securities received from the sale of Equity Interests to members of management, directors or consultants of the Company and its Subsidiaries after the Issuance Date to the extent such amounts have been applied to Restricted Payments in accordance with clause (v) of the next succeeding paragraph and excluding Excluded Contributions) or debt securities of the Company that have been converted into such Equity Interests of the Company (other than Refunding Capital Stock (as defined below) or Equity Interests (or convertible debt securities of the Company sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), PLUS (iii) 100% of the aggregate amount of cash and marketable securities contributed to the capital of the Company following the Issuance Date (excluding Excluded Contributions), PLUS (iv) 100% of the aggregate amount received in cash and the fair market value of marketable securities (other than Restricted Investments) received from (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries or (B) a dividend from, or the sale (other than to the Company or a Restricted Subsidiary) of the stock of, an Unrestricted Subsidiary (other than an Unrestricted Subsidiary the Investment in which was made by the Company or a Restricted Subsidiary pursuant to clauses (vii) or (xii) below).

    The foregoing provisions will not prohibit:

        (i) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

        (ii) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (the "RETIRED CAPITAL STOCK") or Subordinated Indebtedness of the Company in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company (other than any Disqualified Stock) (the "REFUNDING CAPITAL STOCK"), and (b) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (vi) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; PROVIDED, HOWEVER, that at the time of the declaration of any such dividends, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

       (iii) distributions or payments of Receivables Fees;

        (iv) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired), (B) such Indebtedness is subordinated to the Senior Indebtedness and the Notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value, (C) such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (D) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

        (v) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Company held by any future, present or former employee, director or consultant of the Company or any Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; PROVIDED, HOWEVER, that the aggregate Restricted Payments made under this clause (v) does not exceed in any calendar year $10.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year); PROVIDED FURTHER that such amount in any calendar year may be increased by an amount not to exceed (i) the cash proceeds from the sale of Equity Interests of the Company to members of management, directors or consultants of the Company and its Subsidiaries that occurs after the Issuance Date (to the extent the cash proceeds from the sale of such Equity Interest have not otherwise been applied to the payment of Restricted Payments by virtue of the preceding paragraph (c)) plus (ii) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issuance Date less (iii) the amount of any, Restricted Payments previously made pursuant to clauses (i) and (ii) of this subparagraph (v); and PROVIDED FURTHER that cancellation of Indebtedness owing to the Company from members of management of the Company or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Company will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

        (vi) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issuance Date (including, without limitation, the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (ii)); PROVIDED, HOWEVER, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on a pro forma basis, the Company and its Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 1.75 to 1.00;

       (vii) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (vi) that are at that time outstanding, not to exceed $25.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

      (viii) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

        (ix) the payment of dividends on the Company's Common Stock, following the first public offering of the Company's Common Stock after the Issuance Date, of up to 6% per annum of the net proceeds received by the Company in such public offering, other than public offerings with respect to the Company's Common Stock registered on Form S-8;

        (x) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of the Company in existence on the Issuance Date and which are not held by KKR or any of their Affiliates or the Management Group on the Issuance Date (including any Equity Interests issued in respect of such Equity Interests as a result of a stock split, recapitalization, merger, combination, consolidation or otherwise, but excluding any management equity plan or stock option plan or similar agreement), provided that the aggregate Restricted Payments made under this clause (x) shall not exceed $80.0 million, PROVIDED FURTHER that notwithstanding the foregoing proviso, the Company shall be permitted to make Restricted Payments under this clause (x) only if after giving effect thereto, the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock";

        (xi) Investments in Unrestricted Subsidiaries that are made with Excluded Contributions; and

       (xii) other Restricted Payments in an aggregate amount not to exceed $25.0 million; PROVIDED, HOWEVER, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (iv), (v), (vi),
    (vii), (viii), (ix), (x), (xi) and (xii), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and PROVIDED FURTHER that for purposes of determining the aggregate amount expended for Restricted Payments in accordance with clause (c) of the immediately preceding paragraph, only the amounts expended under clauses
    (i), (ii) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof), (v) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $5.0 million and $10.0 million were substituted in such clause for $10.0 million and $20.0 million, respectively), (vi), (ix) and (x) shall be included.

    As of the Issuance Date, all of the Company's Subsidiaries other then Amphenol Funding Corp. will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time (whether pursuant to the first paragraph of this covenant or under clause (vii) or (xi)) and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

    LIMITATIONS ON INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF DISQUALIFIED STOCK

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "INCUR" and collectively, an "INCURRENCE") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any shares of Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that the Company may incur Indebtedness (including Acquired

Indebtedness) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's and the Restricted Subsidiaries' most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 1.75 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

    The foregoing limitations will not apply to:

        (a) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness under Credit Facilities and the issuance and creation of letters of credit and banker's acceptances thereunder (with letters of credit and banker's acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $1.0 billion outstanding at any one time; PROVIDED, HOWEVER, that Indebtedness incurred by Restricted Subsidiaries pursuant to this clause (a) does not exceed $100.0 million (or the equivalent thereof in any other currency) at any one time outstanding;

        (b) the incurrence by the Company of Indebtedness represented by the Notes;

        (c) the Existing Indebtedness (other than Indebtedness described in clauses (a) and (b));

        (d) Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (d) and including all Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (d), does not exceed 10% of Total Assets;

        (e) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; PROVIDED, HOWEVER, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

        (f) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; PROVIDED, HOWEVER, that (i) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause
    (i)) and (ii) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

        (g) Indebtedness of the Company to a Restricted Subsidiary; PROVIDED that any such Indebtedness is made pursuant to an intercompany note and is subordinated in right of payment to the Notes; PROVIDED FURTHER that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

        (h) shares of preferred stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; PROVIDED that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an issuance of shares of preferred stock;

        (i) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; PROVIDED that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Guarantor incurs such Indebtedness from a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; PROVIDED FURTHER that any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

        (j) Hedging Obligations that are incurred in the ordinary course of business (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

        (k) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

        (l) Indebtedness of any Guarantor in respect of such Guarantor's Guarantee;

        (m) Indebtedness of the Company and any of its Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (m), does not exceed $200.0 million at any one time outstanding; PROVIDED, HOWEVER, that (i) Indebtedness of Foreign Subsidiaries, which when aggregated with the principal amount of all other Indebtedness of Foreign Subsidiaries then outstanding and incurred pursuant to this clause (m), does not exceed $100.0 million (or the equivalent thereof in any other currency) at any one time outstanding and (ii) Indebtedness of a Restricted Subsidiary organized under the laws of the United States, any state thereof, the District of Columbia or any territory thereof, which when aggregated with the principal amount of all other Indebtedness of such Restricted Subsidiaries then outstanding and incurred pursuant to this clause (m), does not exceed $100.0 million at any one time outstanding;

        (n) (i) any guarantee by the Company of Indebtedness or other obligations of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture and (ii) any Excluded Guarantee (as defined below under "--Limitation on Guarantees of Indebtedness by Restricted Subsidiaries") of a Restricted Subsidiary;

        (o) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or restructure any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (b) and (c) above, or any Indebtedness issued to so refund, refinance or restructure such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the "REFINANCING INDEBTEDNESS") prior to its respective maturity; PROVIDED, HOWEVER, that such Refinancing Indebtedness (i) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of Indebtedness being refunded or refinanced, (ii) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the Notes, such

    Refinancing Indebtedness is subordinated or pari passu to the Notes at least to the same extent as the Indebtedness being refinanced or refunded and
    (iii) shall not include (x) Indebtedness of a Subsidiary that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and PROVIDED FURTHER that subclauses (i) and (ii) of this clause
    (o) will not apply to any refunding or refinancing of any Senior Indebtedness; and

        (p) Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the Indenture; provided that such Indebtedness or Disqualified Stock is not incurred in contemplation of such acquisition or merger; and PROVIDED FURTHER that after giving effect to such acquisition, either (i) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (ii) the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (p) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

    LIENS

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness on any asset or property of the Company or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured with the obligations so secured or until such time as such obligations are no longer secured by a Lien.

    The Indenture will provide that no Guarantor will directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness of such Guarantor on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Guarantee of such Guarantor is equally and ratably secured with the obligations so secured or until such time as such obligations are no longer secured by a Lien.

    MERGER, CONSOLIDATION, OR SALE OF ALL OR SUBSTANTIALLY ALL ASSETS

    The Indenture will provide that the Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the "SUCCESSOR COMPANY"); (ii) the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no

Default or Event of Default exists; (iv) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, (A) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;
(v) each Guarantor, if any, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes; and (vi) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The Successor Company will succeed to, and be substituted for, the Company under the Indenture and the Notes. Notwithstanding the foregoing clause
(iv), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

    Each Guarantor, if any, shall not, and the Company will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless (i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "SUCCESSOR GUARANTOR"); (ii) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;
(iii) immediately after such transaction no Default or Event of Default exists; and (iv) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee.

    TRANSACTIONS WITH AFFILIATES

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "AFFILIATE TRANSACTION") involving aggregate consideration in excess of $5.0 million, unless (a) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (b) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution adopted by the majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above.

    The foregoing provisions will not apply to the following: (i) transactions between or among the Company and/or any of its Restricted Subsidiaries; (ii) Restricted Payments permitted by the provisions of the Indenture described above under the covenant "--Limitation on Restricted Payments"; (iii) the payment of customary annual management, consulting and advisory fees and related expenses to KKR and its Affiliates; (iv) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary; (v) payments by the Company or any of its Restricted Subsidiaries to KKR and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of the Company in good faith; (vi) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph; (vii) payments or loans to employees or consultants which are approved by a majority of the Board of Directors of the Company in good faith; (viii) any agreement as in effect as of the Issuance Date or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Notes in any material respect) or any transaction contemplated thereby; (ix) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issuance Date and any similar agreements which it may enter into thereafter; PROVIDED, HOWEVER, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issuance Date shall only be permitted by this clause (ix) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the Notes in any material respect;
(x) the payment of all fees and expenses related to the Merger and the Financings; (xi) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; and (xii) sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

        (a)(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

        (b) make loans or advances to the Company or any of its Restricted Subsidiaries; or

        (c) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries; except (in each case) for such encumbrances or restrictions existing under or by reason of:

           (1) contractual encumbrances or restrictions in effect on the Issuance Date, including pursuant to the Senior Credit Facility and its related documentation;

           (2) the Indenture and the Notes;

           (3) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

           (4) applicable law or any applicable rule, regulation or order;

           (5) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

           (6) contracts for the sale of assets, including, without limitation customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

           (7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" and "Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

           (8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

           (9) other Indebtedness of Restricted Subsidiaries permitted to be incurred subsequent to the Issuance Date pursuant to the provisions of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock";

           (10) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

           (11) customary provisions contained in leases and other agreements entered into in the ordinary course of business;

           (12) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Board of Directors of the Company, are necessary or advisable to effect such Receivables Facility; or

           (13) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

    LIMITATION ON GUARANTEES OF INDEBTEDNESS BY RESTRICTED SUBSIDIARIES

    (a) The Indenture will provide that the Company will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of the Company or any Indebtedness of any other Restricted Subsidiary unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary except that (A) if the Notes are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness under the Indenture and (B) if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary's Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes; (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and (iii) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that (A) such Guarantee of the Notes has been duly executed and authorized and (B) such Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; PROVIDED that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary (x) that (A) existed at the time such Person became a Restricted Subsidiary of the Company and (B) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company or
(y) that guarantees the payment of Obligations of the Company or any Restricted Subsidiary under the Senior Credit Facility or any other bank facility which is designated as Senior Indebtedness and any refunding, refinancing or replacement thereof, in whole or in part, PROVIDED that such refunding, refinancing or replacement thereof constitutes Senior Indebtedness and is not incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A) pursuant to an exemption from the registration requirements of the Securities Act, which private placement provides for registration rights under the Securities Act (any guarantee excluded by operations of this clause (y) being an "EXCLUDED GUARANTEE").

    (b) Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon
(i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee.

    LIMITATION ON OTHER SENIOR SUBORDINATED INDEBTEDNESS

    The Indenture will provide that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Indebtedness of the Company or any Indebtedness of any Guarantor, as the case may be, unless such Indebtedness is either (a) pari passu in right of payment with the Notes or such Guarantor's Guarantee, as the case may be or (b) subordinate in right of payment to the Notes, or such Guarantor's Guarantee, as the case may be, in the same manner and at least to the same extent as the Notes are subordinate to Senior Indebtedness or such Guarantor's Guarantee is subordinate to such Guarantor's Senior Indebtedness, as the case may be.

    REPORTS AND OTHER INFORMATION

    Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Securities and Exchange Commission (the "COMMISSION"), the Indenture will require the Company to file with the Commission (and provide the Trustee and Holders with copies thereof, without cost to each Holder, within 15 days after it files them with the Commission), (a) within 90 days after the end of each fiscal year, annual reports on Form 1O-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form); (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 1O-Q (or any successor or comparable form); (c) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor or comparable form); and (d) any other information, documents and other reports which the Company would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act; PROVIDED, HOWEVER, the Company shall not be so obligated to file such reports with the Commission if the Commission does not permit such filing, in which event the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders, in each case within 15 days after the time the Company would be required to file such information with the Commission, if it were subject to Sections 13 or 15(d) of the Exchange Act.

EVENTS OF DEFAULT AND REMEDIES

    The following events constitute Events of Default under the Indenture:

        (i) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium on, if any, the Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Notes;

        (ii) default for 30 days or more in the payment when due of interest on or with respect to the Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Notes;

       (iii) failure by the Company or any Guarantor for 30 days after receipt of written notice given by the Trustee or the holders of at least 30% in principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes;

        (iv) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries (other than Indebtedness owed to the Company or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issuance Date, if both (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $25.0 million or more at any one time outstanding; PROVIDED, HOWEVER, that any default under or acceleration of the Existing Senior Notes within the 35-day period commencing on the consummation of the Merger shall not be deemed to be a Default or Event of Default under the Indenture so long as all outstanding Existing Senior Notes have been repaid in full within 35 days of the consummation of the Merger;

        (v) failure by the Company or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $25.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

        (vi) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; or

       (vii) any Guarantee shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of the Company or any Guarantor denies that it has any further liability under any Guarantee or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture).

    If any Event of Default (other than of a type specified in clause (vi) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately; PROVIDED, HOWEVER, that, so long as any Indebtedness permitted to be incurred pursuant to the Senior Credit Facility shall be outstanding, no such acceleration shall be effective until the earlier of (i) acceleration of any such Indebtedness under the Senior Credit Facility or (ii) five business days after the giving of written notice to the Company and the administrative agent under the Senior Credit Facility of such acceleration. Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (vi) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that the Trustee may withhold from Holders of Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of such Notes.

    The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes issued thereunder by notice to the Trustee may on behalf of the Holders of all of such Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of any such Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (iv) above, such Event of Default and all consequences thereof (including without limitation any acceleration or resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders of the Notes, if within 20 days after such Event of Default arose (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, or
(y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or (z) if the default that is the basis for such Event of Default has been cured.

    The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within five Business Days, upon becoming aware of any Default or Event of Default or any default under any document, instrument or agreement representing Indebtedness of the Company or any Guarantor, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The obligations of the Company and the Guarantors, if any, under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and have each Guarantor's obligation discharged with respect to its Guarantee ("LEGAL DEFEASANCE") and cure all then existing Events of Default except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely out of the trust created pursuant to the Indenture, (ii) the Company's obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and each Guarantor released with respect to certain covenants that are described in the Indenture ("COVENANT DEFEASANCE") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment on other indebtedness, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

        (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the outstanding Notes on the stated maturity date or on the applicable redemption date, as the case may be, of such principal, premium, if any, or interest on the outstanding Notes;

        (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (A) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or (B) since the Issuance Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

       (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (iv) no Default or Event of Default shall have occurred and be continuing with respect to certain Events of Default on the date of such deposit;

        (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which, the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

        (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable U.S. federal or state law, and that the Trustee has a perfected security interest in such trust funds for the ratable benefit of the Holders;

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either (a) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or (b) (i) all such Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust an amount of money sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;
(ii) no Default or Event of Default with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; (iii) the Company or any Guarantor has paid or caused to be paid all sums payable by it under such Indenture; and (iv) the Company has delivered irrevocable instructions to the Trustee under such Indenture to apply the deposited money toward the payment of such Notes at maturity or the redemption date, as the case may be. In addition, the Company must deliver an Officers' Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes issued thereunder may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

    The Indenture will provide that without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder of the Notes): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any such Note or alter or waive the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration), or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders, (v) make any Note payable in money other than that stated in such Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) make any change in the foregoing amendment and waiver provisions, (viii) impair the right of any Holder of the Notes to receive payment of principal of, or interest on such Holder's Notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or (ix) make any change in the subordination provisions of the Indenture that would adversely affect the holders of the Notes.

    The Indenture will provide that, notwithstanding the foregoing, without the consent of any Holder of Notes, the Company, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Guarantee or the Notes (i) to cure any ambiguity, defect or inconsistency, (ii) to provide for uncertificated Notes in addition to or in place of certificated Notes, (iii) to comply with the covenant relating to mergers, consolidations and sales of assets, (iv) to provide for the assumption of the Company's or any Guarantor's obligations to Holders of such Notes, (v) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, (vi) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Company, (vii) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act, or (viii) to add a Guarantor under the Indenture.

    The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The Indenture will provide that the Holders of a majority in principal amount of the outstanding Notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of such Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

    The Indenture, the Notes and the Guarantees, if any, will be, subject to certain exceptions, governed by and construed in accordance with the internal laws of the State of New York, without regard to the choice of law rules thereof.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

    "ACQUIRED INDEBTEDNESS" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED, HOWEVER, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

    "ASSET SALE" means (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a "DISPOSITION") or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than: (a) a disposition of Cash Equivalents or Investment Grade Securities or obsolete equipment in the ordinary course of business; (b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under "--Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture; (c) any Restricted Payment that is permitted to be made, and is made, under the first paragraph of the covenant described above under "Limitation on Restricted Payments;" (d) any disposition of assets with an aggregate fair market value of less than $1.0 million; (e) any disposition of property or assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary; (f) any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Similar Business; (g) any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Issuance Date including, without limitation, sale-leasebacks and asset securitizations; (h) foreclosures on assets; (i) sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and (j) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary.

    "CAPITALIZED LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

    "CAPITAL STOCK" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CASH EQUIVALENTS" means (i) U. S. dollars, (ii) securities issued or directly and fully guaranteed or insured by the U. S. Government or any agency or instrumentality thereof, (iii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million, (iv) repurchase obligations for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper rated A-1 or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition, (vi) investment funds investing 95% of their assets in securities of the types described in clauses (i)-(v) above, (vii) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P and (viii) Indebtedness or preferred stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's.

    "CHANGE OF CONTROL" means the occurrence of any of the following:

        (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole; or

        (ii) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders and their Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company.

    "CONSOLIDATED DEPRECIATION AND AMORTIZATION EXPENSE" means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

    "CONSOLIDATED INTEREST EXPENSE" means, with respect to any period, the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent, such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to Hedging Obligations to the extent included in Consolidated Interest Expense, excluding amortization of deferred financing fees) and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; PROVIDED, HOWEVER, that Receivables Fees shall be deemed not to constitute Consolidated Interest Expense.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; PROVIDED, HOWEVER, that (i) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto) shall be excluded, (ii) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(iii) any net after-tax income (loss) from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded, (iv) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) shall be excluded, (v) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Wholly Owned Restricted Subsidiary thereof in respect of such period, (vi) the Net Income of any Person acquired in a pooling of interests transaction shall not be included for any period prior to the date of such acquisition and (vii) the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived.

    "CONTINGENT OBLIGATIONS" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("PRIMARY OBLIGATIONS") of any other Person (the "PRIMARY OBLIGOR") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,
(i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

    "CREDIT FACILITIES" means, with respect to the Company, one or more debt facilities (including, without limitation, the Senior Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

    "DEFAULT" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

    "DESIGNATED NONCASH CONSIDERATION" means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

    "DESIGNATED PREFERRED STOCK" means preferred stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of the Company, on the issuance date thereof.

    "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, in each case prior to the date 91 days after the maturity date of the Notes; PROVIDED, HOWEVER, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations.

    "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (a) provision for taxes based on income or profits of such Person for such period deducted in computing Consolidated Net Income, plus (b) Consolidated Interest Expense of such Person for such period and any Receivables Fees paid by such Person or any of its Restricted Subsidiaries during such period, in each case to the extent the same was deducted in calculating such Consolidated Net Income, plus (c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus (d) any expenses or charges related to any Equity Offering, Permitted Investment or Indebtedness permitted to be incurred by the Indenture (including such expenses or charges related to the Merger (including the costs of (i) the cancellation of the stock options and (ii) the retirement of the Existing Notes) and the Financings) and deducted in such period in computing Consolidated Net Income, plus (e) the amount of any restructuring charge deducted in such period in computing Consolidated Net Income, plus (f) without duplication, any other non-cash charges reducing Consolidated Net Income for such period (excluding any such charge which requires an accrual of a cash reserve for anticipated cash charges for any future period), plus (g) the amount of any minority interest expense deducted in calculating Consolidated Net Income, less, without duplication (h) non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period).

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "EQUITY OFFERING" means any public or private sale of common stock or preferred stock of the Company (excluding Disqualified Stock), other than (i) public offerings with respect to the Company's Common Stock registered on Form S-8 and (ii) any such public or private sale that constitutes an Excluded Contribution.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

    "EXCLUDED CONTRIBUTIONS" means the net cash proceeds received by the Company after the closing of the Merger from (a) contributions to its common equity capital and (b) the sale (other than to a Subsidiary or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock) of the Company, in each case designated as Excluded Contributions pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, the cash proceeds of which are excluded from the calculation set forth in paragraph (c) of the "Limitation on Restricted Payments" covenant.

    "EXISTING INDEBTEDNESS" means Indebtedness of the Company or its Restricted Subsidiaries in existence on the Issuance Date, plus interest accruing thereon, after application of the net proceeds of the sale of the Notes as described in this Prospectus.

    "EXISTING NOTES" means the Company's 10.45% Senior Notes due 2001 and the Company's 12 3/4% Senior Subordinated Notes due 2002.

    "FIXED CHARGE COVERAGE RATIO" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than in the case of revolving credit borrowings, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "CALCULATION DATE"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations (and the reduction of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, discontinued operation, merger or consolidation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

    "FIXED CHARGES" means, with respect to any Person for any period, the sum of
(a) Consolidated Interest Expense of such Person for such period and (b) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock of such Person.

    "FOREIGN SUBSIDIARY" means a Restricted Subsidiary not organized or existing under the laws of the United States, any State thereof, the District of Columbia or any territory thereof.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issuance Date. For the purposes of the Indenture, the term "consolidated" with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary.

    "GOVERNMENT SECURITIES" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

    "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

    "GUARANTEE" means any guarantee of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning. No Guarantees will be issued in connection with the initial offering and sale of the Notes.

    "GUARANTOR" means any Person that incurs a Guarantee; PROVIDED that upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor. No Guarantees will be issued in connection with the initial offering and sale of the Notes.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under (i) currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

    "HOLDER" means a holder of the Notes.

    "INDEBTEDNESS" means, with respect to any Person, (a) any indebtedness of such Person, whether or not contingent (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without double counting, reimbursement agreements in respect thereof), (iii) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or (iv) representing any Hedging Obligations, if and to the extent of any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) that would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP, (b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business) and (c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); PROVIDED, HOWEVER, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness and obligations under or in respect of Receivables Facilities shall not be deemed to constitute Indebtedness of a Person.

    "INDEPENDENT FINANCIAL ADVISOR" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the judgment of the Company's Board of Directors, qualified to perform the task for which it has been engaged.

    "INVESTMENT GRADE SECURITIES" means (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding advances to customers, commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes thereto) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "--Certain Covenants--Limitation on Restricted Payments," (i) "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

    "ISSUANCE DATE" means the closing date for the sale and original issuance of the Notes under the Indenture.

    "LETTER OF CREDIT/BANKERS' ACCEPTANCE OBLIGATIONS" means Indebtedness of the Company or any of its Restricted Subsidiaries with respect to letters of credit or bankers' acceptances constituting Senior Indebtedness or Pari Passu Indebtedness which shall be deemed to consist of (i) the aggregate maximum amount then available to be drawn under all such letters of credit (the determination of such maximum amount to assume compliance with all conditions for drawing), (ii) the aggregate face amount of all unmatured bankers' acceptances and (iii) the aggregate amount that has then been paid by, and not reimbursed to, the issuers under such letters of credit or creation of such bankers' acceptances.

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

    "MANAGEMENT GROUP" means the group consisting of the Officers of the Company.

    "MOODY'S" means Moody's Investors Service, Inc.

    "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

    "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Noncash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than required by clause (i) of the second paragraph of "-- Repurchase at the Option of Holders--Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

    "OFFICER" means the Chairman of the Board, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

    "OFFICERS' CERTIFICATE" means a certificate signed on behalf of the Company by two officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company that meets the requirements set forth in the Indenture.

    "PARI PASSU INDEBTEDNESS" means (a) with respect to the Notes, Indebtedness which ranks pari passu in right of payment to the Notes and (b) with respect to any Guarantee, Indebtedness which ranks pari passu in right of payment to such Guarantee.

    "PERMITTED HOLDERS" means KKR and any of its Affiliates and the Management Group.

    "PERMITTED INVESTMENTS" means (a) any Investment in the Company or any Restricted Subsidiary; (b) any Investment in cash and Cash Equivalents or Investment Grade Securities; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is a Similar Business if as a result of such Investment (i) such Person becomes a Restricted Subsidiary or (ii) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary; (d) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "--Repurchase at the Option of Holders--Asset Sales" or any other disposition of assets not constituting an Asset Sale; (e) any Investment existing on the Issuance Date; (f) advances to employees not in excess of $10.0 million outstanding at any one time, in the aggregate; (g) any Investment acquired by the Company or any of its Restricted Subsidiaries (i) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (ii) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (h) Hedging Obligations permitted under clause (i) of the "Limitation of Incurrence of Indebtedness and Issuance of

Disqualified Stock" covenant; (i) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business; (j) any Investment in a Similar Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (j) that are at that time outstanding, not to exceed the greater of (x) $100.0 million or (y) 15% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (k) Investments the payment for which consists of Equity Interests of the Company (exclusive of Disqualified Stock); PROVIDED, HOWEVER, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the "Limitation on Restricted Payments" covenant; (l) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (l) that are at that time outstanding, not to exceed the greater of (x) $35.0 million or
(y) 5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (m) any transaction to the extent it constitutes an investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under "--Certain Covenants--Transactions with Affiliates" (except transactions described in clauses (ii) and (vi) of such paragraph); (n) any Investment by Restricted Subsidiaries in other Restricted Subsidiaries and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries; and (o) Investments relating to any special purpose Wholly Owned Subsidiary of the Company organized in connection with a Receivables Facility that, in the good faith determination of the Board of Directors of the Company, are necessary or advisable to effect such Receivables Facility.

    "PERSON" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "PREFERRED STOCK" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

    "RELATED PARTIES" means any Person controlled by a Permitted Holder, including any partnership of which a Permitted Holder or its Affiliates is the general partner.

    "REPURCHASE OFFER" means an offer made by the Company to purchase all or any portion of a Holder's Notes pursuant to the provisions described under the covenants entitled "--Repurchase at the Option of Holders-Change of Control" or "--Repurchase at the Option of Holders--Asset Sales."

    "RECEIVABLES FACILITY" means one or more receivables financing facilities, as amended from time to time, pursuant to which the Company and/or any of its Restricted Subsidiaries sells its accounts receivable to a Person that is not a Restricted Subsidiary.

    "RECEIVABLES FEES" means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

    "RESTRICTED INVESTMENT" means an Investment other than a Permitted
Investment.

    "RESTRICTED SUBSIDIARY" means, at any time, any direct or indirect Subsidiary of the Company that is not then an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

    "S&P" means Standard and Poor's Ratings Group.

    "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

    "SENIOR CREDIT FACILITY" means that certain credit facility described in this Prospectus among the Company and the lenders from time to time party thereto, including any collateral documents, instruments and agreements executed in connection therewith, and the term Senior Credit Facility shall also include any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any credit facilities that replace, refund or refinance any part of the loans, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility that increases the amount borrowable thereunder or alters the maturity thereof, PROVIDED, HOWEVER, that there shall not be more than one facility at any one time that constitutes the Senior Credit Facility and, if at any time there is more than one facility which would constitute the Senior Credit Facility, the Company will designate to the Trustee which one of such facilities will be the Senior Credit Facility for purposes of the Indenture.

    "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

    "SIMILAR BUSINESS" means a business, the majority of whose revenues are derived from the design, manufacture and/or marketing of electrical, electronic and fiber optic connectors, coaxial and flat-ribbon cable, and interconnect systems, or whose revenues are derived from the licensing of the Amphenol name, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

    "SUBORDINATED INDEBTEDNESS" means (a) with respect to the Notes, any Indebtedness of the Company which is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantee, any Indebtedness of the applicable Guarantor which is by its terms subordinated in right of payment to such Guarantee.

    "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association, or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

    "TOTAL ASSETS" means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet (excluding the footnotes thereto) of the Company.

    "UNRESTRICTED SUBSIDIARY" means (i) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests of, or owns, or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated), PROVIDED that (a) any Unrestricted Subsidiary must be an entity of which shares of the capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Company, (b) the Company certifies that such designation complies with the covenants described under "--Certain Covenants--Limitation on Restricted Payments" and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that, immediately after giving effect to such designation, (i) the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under "--Certain Covenants--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (ii) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation. Any such designation by the Board of Directors shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

    "WHOLLY OWNED RESTRICTED SUBSIDIARY" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

    "WHOLLY OWNED SUBSIDIARY" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY; DELIVERY AND FORM

    The Notes will be issued in the form of one or more fully registered global certificates (the "Global Certificates"). The Global Certificates will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. The Depositary will maintain the Notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities.

    Except as set forth below, the Global Certificates may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

    The Depositary has advised the Company and the Underwriters as follows: It is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect participants.

    The Depositary has also advised that, pursuant to procedures established by it, (i) upon the issuance by the Company of the Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with the principal amount of the Notes purchased by the Underwriters and (ii) ownership of beneficial interests in the Global Certificates will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to Participants' interests), the Participants and the indirect participants. A beneficial owner is the person who has the right to sell, transfer or otherwise dispose of an interest in the Notes and the right to receive the proceeds therefrom, as well as principal, premium (if any) and interest payable in respect of the Notes. The beneficial owner must rely on the foregoing arrangements to evidence its interest in the Notes. Beneficial ownership of the Notes may be transferred only by complying with the procedures of a beneficial owner's Participant (e.g., a brokerage firms) and the Depositary. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Certificates is limited to such extent.

    So long as a nominee of the Depositary is the registered owner of the Global Certificates, such nominee will be considered the sole owner or holder of the Notes for all purposes under the Indenture and any applicable laws. Except as provided below, owners of beneficial interests in the Global Certificates will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

    All rights of ownership must be exercised through the Depositary and the book-entry system, and notices that are to be given to registered owners by the Company or the Trustee will be given only to the Depositary. It is expected that the Depositary will forward notices to the Participants who will in turn forward notices to the beneficial owners. Neither the Company, the Trustee, the paying agents nor the Notes registrars will have any responsibility or obligation to assure that any notices are forwarded by the Depositary to any Participant or by any Participant to the beneficial owners. Neither the Company, the Trustee, the paying agents nor the Notes registrars will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Certificates, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Principal and interest payments on the Global Certificates registered in the name of the Depositary's nominee will be made by the Company, either directly or through a paying agent, to the Depositary's nominee as the registered owner of the Global Certificates. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payments of principal and interest on such Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Certificates. The Depositary has advised the Company and the Trustee that its present practice upon receipt of any payment of principal or interest is to credit immediately the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Certificates as shown on the records of the Depositary. Payments by Participants and indirect participants to owners of beneficial interests in the Global Certificates will be governed by standing instructions and customary practices as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants or indirect participants.

    As long as the Notes are represented by the Global Certificates, the Depositary's nominee will be the holder of the Notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the Notes. See "--Repurchase at the Option of Holders--Change of Control" and "--Repurchase at the Option of Holders--Asset Sales." Notice by Participants or indirect participants or by owners of beneficial interests in the Global Certificates held through such Participants or indirect participants of the exercise of the option to elect repayment of beneficial interest in Notes represented by the Global Certificates must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to Participants. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular Note, the beneficial owner of such Note must instruct the broker or other Participant or indirect participant through which it holds an interest in such Note to notify the Depositary of its desire to exercise a right to repayment. Different firms have deadlines for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or indirect participant through which it holds an interest in a Note in order to ascertain the deadline by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

    The Company will issue Notes in definitive form in exchange for the Global Certificates if, and only if, either (i) the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days or (ii) an Event of Default has occurred and is continuing and the applicable Notes registrar has received a request from the Depositary to issue Notes in definitive form in lieu of all or a portion of the Global Certificates. In either instance, an owner of a beneficial interest in the Global Certificates will be entitled to have the applicable Notes equal in principal amount or principal amount at maturity, as the case may be, to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") among the Company, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Lehman Brothers Inc. ("Lehman"), BT Securities Corporation ("BTSC") and Chase Securities Inc. ("CSI") (collectively, the "Underwriters"), the Underwriters have agreed, severally and not jointly, to purchase from the Company, and the Company has agreed to issue and sell to each of the Underwriters, the respective principal amount of Notes set forth opposite its name below, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions:

                                                                                  PRINCIPAL
                                                                               AMOUNT OF NOTES
                                                                               ---------------
Donaldson, Lufkin & Jenrette Securities Corporation..........................
Lehman Brothers Inc..........................................................
BT Securities Corporation....................................................
Chase Securities Inc.........................................................
      Total..................................................................
                                                                               ---------------
                                                                                $ 240,000,000
                                                                               ---------------
                                                                               ---------------

    The Underwriting Agreement provides that the obligations of the several Underwriters are subject to the approval of certain legal matters by counsel and to certain other conditions precedent. The nature of the Underwriters' obligations under the Underwriting Agreement is such that they are committed to purchase all of the Notes if any of Notes are purchased.

    The Underwriters have advised the Company that they propose to offer the Notes directly to the public initially at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of    % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession to certain
other dealers not in excess of    % of the principal amount of the Notes. After
the initial public offering of the Notes, the public offering price, concession and reallowance may be changed by the Underwriters at any time without notice.

    The Underwriters have informed the Company that they will not confirm sales to any accounts over which they exercise discretionary authority without prior written approval of such transactions by the customer.

    There is currently no public market for the Notes, and the Company has no present plan to list any of the Notes on a national securities exchange or to include any of the Notes for quotation through an inter-dealer quotation system. The Underwriters have advised the Company they currently intend to make a market in the Notes. However, the Underwriters are not obligated to do so and may discontinue any such market-making at any time without notice in their sole discretion. Accordingly, there can be no assurance that an active public market will develop for, or as to the liquidity of, the Notes. See "Risk Factors--Lack of Prior Market for the Notes."

    Certain of the Underwriters or their affiliates have from time to time provided investment banking and financial advisory services to KKR and its affiliates and/or the Company in the ordinary course of business, for which they have received customary fees, and they may continue to provide such services to KKR and its affiliates and/or the Company in the future. DLJ has acted as financial advisor for NXS Acquisition and Lehman has acted as a financial advisor to the Company in connection with the Merger and DLJ and Lehman have acted as Dealer Managers and Solicitation Agents for the Company in connection with the Debt Tender Offer. BTSC is an affiliate of BTCo. which will be administrative agent and a lender to the Company under the Credit Facilities, and CSI is an affiliate of Chase which will be syndication agent and a lender to the Company under the Credit Facilities. In addition, affiliates of BTSC and CSI are limited partners of certain limited partnerships organized by KKR. Furthermore, Chase and

BTCo. are lenders under the Existing Revolving Credit Facility being repaid with the proceeds of the Offering.

    The Company has agreed to indemnify the Underwriters and certain persons controlling the Underwriters against certain liabilities and expenses in connection with the offer and sale by the Company of the Notes, including liabilities under the Securities Act, and to contribute to payments the Underwriters are required to make in respect thereof.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Edward C. Wetmore, Secretary and General Counsel of the Company, Winthrop, Stimson, Putnam & Roberts, New York, New York, special counsel to the Company, and by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, special counsel to the Company. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

    The financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements

Report of Independent Accountants.....................................................        F-2

Consolidated Statement of Income--

  Years Ended December 31, 1996, December 31, 1995 and December 31, 1994..............        F-3

Consolidated Balance Sheet--December 31, 1996 and December 31, 1995...................        F-4

Consolidated Statement of Changes in Shareholders' Equity--

  Years Ended December 31, 1996, December 31, 1995 and December 31, 1994..............        F-5

Consolidated Statement of Cash Flow--

  Years Ended December 31, 1996, December 31, 1995 and December 31, 1994..............        F-6

Notes to Consolidated Financial Statements............................................        F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Amphenol Corporation

    In our opinion, the consolidated financial statements listed in the Index appearing on page F-1 present fairly, in all material respects, the financial position of Amphenol Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Hartford, Connecticut
January 14, 1997, except as to Note 12, which is as of January 23, 1997

                        CONSOLIDATED STATEMENT OF INCOME

                                                                                YEAR ENDED DECEMBER 31,
                                                                      -------------------------------------------
                                                                          1996           1995           1994
                                                                      -------------  -------------  -------------

                                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                         DATA)
Net sales...........................................................  $     776,221  $     783,233  $     692,651
Costs and expenses:
  Cost of sales, excluding depreciation and amortization............        494,689        506,707        458,318
  Depreciation and amortization expense.............................         28,808         27,795         28,099
  Selling, general and administrative expense.......................        114,746        114,041        102,183
                                                                      -------------  -------------  -------------
Operating income....................................................        137,978        134,690        104,051
Interest expense....................................................        (24,617)       (25,548)       (30,382)
Other expenses, net.................................................         (3,696)        (4,515)        (4,160)
                                                                      -------------  -------------  -------------
Income before income taxes and extraordinary item...................        109,665        104,627         69,509
Provision for income taxes..........................................        (42,087)       (41,769)       (27,109)
                                                                      -------------  -------------  -------------
Net income before extraordinary item................................         67,578         62,858         42,400
Extraordinary item:
  Loss on early extinguishment of debt, net of income taxes of
    $2,613 (Note 1).................................................                                       (4,087)
                                                                      -------------  -------------  -------------
Net income..........................................................  $      67,578  $      62,858  $      38,313
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Net income per share:
  Income before extraordinary item..................................  $        1.45  $        1.33  $         .91
  Extraordinary loss................................................                                         (.09)
                                                                      -------------  -------------  -------------
  Net income........................................................  $        1.45  $        1.33  $         .82
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Average common shares outstanding...................................     46,649,541     47,304,180     46,611,759

          See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEET

                                                                                                DECEMBER 31,
                                                                                          ------------------------
                                                                                             1996         1995
                                                                                          -----------  -----------
                                                                                           (DOLLARS IN THOUSANDS,
                                                                                           EXCEPT PER SHARE DATA)
                                                      ASSETS
Current Assets:
  Cash and short-term cash investments..................................................  $     3,984  $    12,028
  Accounts receivable, less allowance for doubtful accounts of $1,868 and $1,758........       64,904       67,419
  Inventories:
    Raw materials and supplies..........................................................       21,648       21,094
    Work in process.....................................................................       92,771       79,971
    Finished goods......................................................................       38,864       33,688
                                                                                          -----------  -----------
                                                                                              153,283      134,753
  Prepaid expenses and other assets.....................................................       11,611       11,516
                                                                                          -----------  -----------
    Total current assets................................................................      233,782      225,716
                                                                                          -----------  -----------
Land and depreciable assets:
  Land..................................................................................       11,090       11,143
  Buildings.............................................................................       65,379       64,452
  Machinery and equipment...............................................................      188,716      169,624
                                                                                          -----------  -----------
                                                                                              265,185      245,219
  Less accumulated depreciation.........................................................     (163,110)    (150,560)
                                                                                          -----------  -----------
                                                                                              102,075       94,659
Deferred debt issuance costs............................................................        3,717        4,332
Excess of cost over fair value of net assets acquired...................................      346,583      342,624
Other assets............................................................................       24,505       22,593
                                                                                          -----------  -----------
                                                                                          $   710,662  $   689,924
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                                        LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable......................................................................  $    49,484  $    51,684
  Accrued interest......................................................................        2,481        2,701
  Accrued salaries, wages and employee benefits.........................................       12,671       11,972
  Other accrued expenses................................................................       24,523       35,376
  Current portion of long-term debt.....................................................        7,759        2,670
                                                                                          -----------  -----------
    Total current liabilities...........................................................       96,918      104,403
                                                                                          -----------  -----------
Long-term debt..........................................................................      219,484      195,195
Deferred taxes and other liabilities....................................................       18,696       18,755
Accrued pension and post employment benefit obligations.................................       15,016       27,486
Commitments and contingent liabilities (Notes 2, 6 and 9)

Shareholders' Equity:
  Class A Common Stock, $.001 par value; 96,250,000 shares authorized; 44,720,287 and
    47,320,382 shares outstanding at December 31, 1996 and 1995, respectively...........           47           47
  Additional paid-in capital............................................................      265,425      265,193
  Accumulated earnings..................................................................      151,634       84,056
  Cumulative valuation adjustments (Note 5).............................................       (3,887)      (5,211)
  Treasury stock, at cost, 2,625,100 shares.............................................      (52,671)
                                                                                          -----------  -----------
    Total shareholders' equity..........................................................      360,548      344,085
                                                                                          -----------  -----------
                                                                                          $   710,662  $   689,924
                                                                                          -----------  -----------
                                                                                          -----------  -----------

          See accompanying notes to consolidated financial statements.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                              ADDITIONAL  ACCUMULATED   CUMULATIVE    TREASURY       TOTAL
                                                  COMMON       PAID-IN      EARNINGS     VALUATION     STOCK     SHAREHOLDERS'
                                                   STOCK       CAPITAL     (DEFICIT)    ADJUSTMENTS   AT COST       EQUITY
                                               -------------  ----------  ------------  -----------  ----------  -------------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

BALANCE DECEMBER 31, 1993....................    $      42    $  197,424   $  (17,115)   $  (7,059)               $   173,292
  Net income.................................                                  38,313                                  38,313
  Translation adjustments....................                                                3,786                      3,786
  Net proceeds from sale of 4,410,689 shares
    of Class A Common Stock..................            4        66,913                                               66,917
  Conversion of warrants.....................            1             5                                                    6
  Amortization of deferred compensation......                         66                                                   66
  Stock options exercised....................                        413                                                  413
  Appreciation in market value of marketable
    securities available for sale, net of
    tax......................................                                                  162                        162
  Minimum pension liability adjustment, net
    of tax...................................                                               (4,315)                    (4,315)
                                                       ---    ----------  ------------  -----------  ----------  -------------
BALANCE DECEMBER 31, 1994....................           47       264,821       21,198       (7,426)                   278,640
  Net income.................................                                  62,858                                  62,858
  Translation adjustments....................                                                2,246                      2,246
  Amortization of deferred compensation......                        384                                                  384
  Stock options exercised and vesting of
    restricted stock, net of tax.............                        (12)                                                 (12)
  Decline in market value of marketable
    securities available for sale, net of
    tax......................................                                               (1,194)                    (1,194)
  Minimum pension liability adjustment, net
    of tax...................................                                                1,163                      1,163
                                                       ---    ----------  ------------  -----------  ----------  -------------
BALANCE DECEMBER 31, 1995....................           47       265,193       84,056       (5,211)                   344,085
  Net income.................................                                  67,578                                  67,578
  Translation adjustments....................                                                  647                        647
  Purchase of Treasury Stock.................                                                           (52,671)      (52,671)
  Amortization of deferred compensation......                         65                                                   65
  Stock options exercised....................                        167                                                  167
  Decline in market value of marketable
    securities available for sale, net of
    tax......................................                                               (1,085)                    (1,085)
  Minimum pension liability adjustment, net
    of tax...................................                                                1,762                      1,762
                                                       ---    ----------  ------------  -----------  ----------  -------------
BALANCE DECEMBER 31, 1996....................    $      47    $  265,425   $  151,634    $  (3,887)  $  (52,671)  $   360,548
                                                       ---    ----------  ------------  -----------  ----------  -------------
                                                       ---    ----------  ------------  -----------  ----------  -------------

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOW

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1996        1995        1994
                                                                                ----------  ----------  ----------
                                                                                      (DOLLARS IN THOUSANDS,
                                                                                      EXCEPT PER SHARE DATA)
Net income....................................................................  $   67,578  $   62,858  $   38,313
Adjustments for cash from operations:
  Depreciation and amortization...............................................      28,808      27,795      28,099
  Amortization of deferred debt issuance costs................................         691         652         674
  Net extraordinary charge for write off of deferred debt issuance costs......                               4,087
Net change in:
  Accounts receivable.........................................................       7,315      (6,954)    (14,236)
  Inventory...................................................................     (10,801)     (1,790)     13,483
  Prepaid expenses and other assets...........................................         604          90       2,152
  Accounts payable............................................................      (3,411)      4,121       4,282
  Accrued liabilities.........................................................     (13,832)        831      11,352
  Accrued pension and post employment benefits................................      (7,590)     (2,483)     (1,492)
  Deferred taxes and other liabilities........................................        (970)     (5,443)        824
  Other.......................................................................        (185)       (450)      1,333
                                                                                ----------  ----------  ----------
Cash provided by operations...................................................      68,207      79,227      88,871
                                                                                ----------  ----------  ----------
Cash flow from investing activities:
  Additions to property, plant and equipment..................................     (20,374)    (20,381)    (10,936)
  Net investment in acquisitions and joint ventures...........................     (29,461)                 (1,234)
  Other.......................................................................                  (1,030)     (1,290)
                                                                                ----------  ----------  ----------
Cash flow used by investing activities........................................     (49,835)    (21,411)    (13,460)
                                                                                ----------  ----------  ----------
Cash flow from financing activities:
  Decrease in long-term debt..................................................                 (45,368)    (97,972)
  Net increase (decrease) in borrowings under revolving credit facilities.....      26,255      (5,002)    (47,659)
  Net proceeds from issuance of common stock..................................                              66,917
  Net proceeds from the sale of accounts receivable...........................                               5,000
  Treasury stock repurchases..................................................     (52,671)
                                                                                ----------  ----------  ----------
Cash flow used by financing activities........................................     (26,416)    (50,370)    (73,714)
                                                                                ----------  ----------  ----------
Net change in cash and short-term cash investments............................      (8,044)      7,446       1,697
Cash and short-term cash investments balance, beginning of period.............      12,028       4,582       2,885
                                                                                ----------  ----------  ----------
Cash and short-term cash investments balance, end of period...................  $    3,984  $   12,028  $    4,582
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
Cash paid during the year for:
  Interest....................................................................  $   24,180  $   25,109  $   30,139
  Income taxes paid, net of refunds...........................................      54,765      37,606      15,624

            See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

    Amphenol Corporation ("Amphenol" or the "Company") is in one business segment which consists of designing, manufacturing and marketing connectors, cable and interconnect systems, principally for telephone, wireless and data communication systems; cable television; commercial and military aerospace electronics equipment; automotive and mass transportation applications; and industrial factory automation equipment.

USE OF ESTIMATES

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION AND INVESTMENTS

    The consolidated financial statements include the accounts of the Company and its subsidiaries. Other assets includes an investment in equity securities deemed available-for-sale. Such investment is recorded at its market value at December 31, 1996 of $8,187 ($9,857 at December 31, 1995), and the cumulative appreciation in market value over the cost basis of the investment, net of deferred tax, of $3,687 ($4,772 at December 31, 1995) is recorded as a component of shareholders' equity.

CASH AND SHORT-TERM CASH INVESTMENTS

    Cash and short-term cash investments consist of cash and liquid investments with a maturity of less than three months.

INVENTORIES

    Inventories are stated at the lower of standard cost, which approximates average cost, or market. The principal components of cost included in inventories are materials, direct labor and manufacturing overhead.

DEPRECIABLE ASSETS

    Property, plant and equipment are carried at cost. Depreciation and amortization of property, plant and equipment are provided on a straight-line basis over the respective asset lives determined on a composite basis by asset group or on a specific item basis using the estimated useful lives of such assets which range from 3 to 12 years for machinery and equipment and 20 to 40 years for buildings. It is the Company's policy to periodically review fixed asset lives.

DEFERRED DEBT ISSUANCE COSTS

    Deferred debt issuance costs are being amortized on the interest method over the term of the related debt. In 1994, in conjunction with the prepayment of certain bank debt, the Company incurred an extraordinary net charge of approximately $4,087 for the write off of deferred debt issuance costs.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED

    The excess of cost over the fair value of net assets acquired (goodwill) is being amortized on the straight-line basis over a period of 40 years. Accumulated amortization was $85,657 and $74,695 at December 31, 1996 and 1995, respectively. Management continually reassesses the appropriateness of both the carrying value and remaining life of goodwill. Such reassessments are based on forecasting cash flows, on an undiscounted basis, and other factors.

REVENUE RECOGNITION

    Sales and related cost of sales are recognized primarily upon shipment of products. Sales and related cost of sales under long-term contracts with commercial customers and the U.S. Government are recognized as units are delivered or services provided.

RETIREMENT PENSION PLANS

    Costs for retirement pension plans include current service costs and amortization of prior service costs over periods of up to thirty years. It is the Company's policy to fund current pension costs in conformance with minimum funding requirements and maximum tax deductible limitations. The expense of retiree medical benefit programs is recognized during the employees' service with the Company as well as amortization of a transition obligation recognized on adoption of the accounting principle in 1993.

INCOME TAXES

    Deferred income taxes are provided for revenue and expenses which are recognized in different periods for income tax and financial statement purposes. Deferred income taxes are not provided on undistributed earnings of foreign affiliated companies which are considered to be permanently invested.

RESEARCH AND DEVELOPMENT

    Research, development and engineering expenditures for the creation and application of new and improved products and processes were $14,550, $15,740 and $14,261, excluding customer sponsored programs representing expenditures of $927, $1,272 and $831, for the years 1996, 1995 and 1994, respectively.

ENVIRONMENTAL OBLIGATIONS

    The Company recognizes the potential cost for environmental remediation activities when assessments are made, remedial efforts are probable and related amounts can be reasonably estimated; potential insurance reimbursements are not recorded. The Company regularly assesses its environmental liabilities through reviews of contractual commitments, site assessments, feasibility studies and formal remedial design and action plans.

NET INCOME PER SHARE

    Net income per share is based on the net income for the period divided by the weighted average common shares outstanding.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DERIVATIVE FINANCIAL INSTRUMENTS

    Derivative financial instruments, which are periodically used by the Company in the management of its interest rate and foreign currency exposures, are accounted for on an accrual basis. Income and expense are recorded in the same category as that arising for the related asset or liability. For example, amounts to be paid or received under interest rate swap agreements are recognized as interest income or expense in the periods in which they accrue.

NOTE 2--LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                                              DECEMBER 31,
                                                        INTEREST RATE AT                ------------------------
                                                        DECEMBER 31, 1996   MATURITY       1996         1995
                                                        -----------------  -----------  ----------  ------------
Senior notes..........................................           10.45%      1999-2001  $  100,000   $  100,000
Senior subordinated debentures........................           12.75%           2002      95,000       95,000
Revolving credit facility.............................             6.0%           2000      24,000
Notes payable to foreign banks........................       1.62-9.25%      1997-2000       8,243        2,865
                                                                                        ----------  ------------
                                                                                           227,243      197,865
Less current portion..................................                                       7,759        2,670
                                                                                        ----------  ------------
Total long-term debt..................................                                  $  219,484   $  195,195
                                                                                        ----------  ------------
                                                                                        ----------  ------------

    On November 30, 1995, the Company entered into a $150,000 five year unsecured revolving credit agreement with a group of banks. Interest on borrowings under the credit agreement generally accrues at 0.275% over LIBOR or, at the Company's option, at the bank's base rate; in addition, the Company pays a facility fee. The credit agreement requires the Company to meet certain financial tests including minimum net worth, interest coverage and leverage ratios. In addition, the agreement includes limitations with respect to secured borrowings and restricted payments, including dividends on the Company's common stock.

    The Senior Notes are unsecured and subject to redemption at the option of the Company at any time, in whole or in part, at par plus a make-whole premium determined in relation to the current interest rate on U.S. Government securities at the time of an optional redemption. The Senior Subordinated Debentures are subject to redemption at the option of the Company, in whole or in part, beginning in 1997 at 104.8% and declining to 100% by 2000.

    The maturity of the Company's long-term debt over each of the next five years ending December 31, is as follows: 1997--$7,759; 1998--$206; 1999--$33,576; 2000--$33,368; and 2001--$33,334.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3--INCOME TAXES

    The components of income before income taxes and the provision (benefit) for income taxes are as follows:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                    1996        1995       1994
                                                                                 ----------  ----------  ---------
Income before taxes and extraordinary item:
  United States................................................................  $   67,889  $   69,694  $  47,402
  Foreign......................................................................      41,776      34,933     22,107
                                                                                 ----------  ----------  ---------
                                                                                 $  109,665  $  104,627  $  69,509
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------
Current provision:
  United States................................................................  $   24,174  $   18,045  $  25,771
  Foreign......................................................................      15,993      16,144      3,000
                                                                                 ----------  ----------  ---------
                                                                                     40,167      34,189     28,771
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------
Deferred provision (benefit):
  United States................................................................       1,884       7,122     (1,103)
  Foreign......................................................................          36         458       (559)
                                                                                 ----------  ----------  ---------
                                                                                      1,920       7,580     (1,662)
                                                                                 ----------  ----------  ---------
Total provision for income taxes...............................................  $   42,087  $   41,769  $  27,109
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------

    At December 31, 1996, the Company had $15,009 of foreign tax loss carryforwards and $380 of tax credit carryforwards that expire in various periods.

    Differences between the U.S. statutory federal tax rate and the Company's effective income tax rate are analyzed below:

                                                                                                 YEAR ENDED
                                                                                                DECEMBER 31,
                                                                                       -------------------------------
                                                                                         1996       1995       1994
                                                                                       ---------  ---------  ---------
U.S. statutory federal tax rate......................................................       35.0%      35.0%      35.0%
State and local taxes................................................................        1.5        1.2        1.8
Non-deductible purchase accounting differences.......................................        3.7        3.6        5.4
Foreign tax provisions at rates different from the U.S. statutory rate...............         .5        4.8         .7
Tax cost (benefit) of foreign dividend income, net of related tax credits............       (2.6)      (2.8)        .2
Valuation allowance..................................................................       (4.1)      (1.8)      (5.3)
Other................................................................................        4.4        (.1)       1.2
                                                                                             ---        ---        ---
Effective tax rate...................................................................       38.4%      39.9%      39.0%
                                                                                             ---        ---        ---
                                                                                             ---        ---        ---

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3--INCOME TAXES (CONTINUED)
    The Company's deferred tax assets and liabilities, prior to valuation allowance, were comprised of the following:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1995
                                                                          ---------  ---------
Deferred tax assets:
  Accrued liabilities and reserves......................................  $   6,359  $   9,190
  Operating loss carryforwards..........................................      4,447      5,663
  Foreign tax credit carryforwards......................................        380      1,558
  Employee benefits.....................................................      6,459      8,499
                                                                          ---------  ---------
                                                                          $  17,645  $  24,910
                                                                          ---------  ---------
                                                                          ---------  ---------
Deferred tax liabilities:
  Depreciation..........................................................  $   9,351  $  10,262
  Marketable securities.................................................      1,985      2,570
  Prepaid pension costs.................................................      4,930      3,510
                                                                          ---------  ---------
                                                                          $  16,266  $  16,342
                                                                          ---------  ---------
                                                                          ---------  ---------

    A valuation allowance of $8,184 and $12,628 at December 31, 1996 and 1995, respectively, has been recorded which relates primarily to foreign net operating loss carryforwards, foreign tax credits and certain deferred tax deductions for which a tax benefit is less likely than not to be received. The net change in the valuation allowance for deferred tax assets was a decrease of $4,444 in 1996 and $1,842 in 1995 and reduced income tax expenses each year. The net decrease in the valuation allowance related primarily to benefits arising from utilization of foreign net operating losses and foreign tax credit carryforwards in 1996 and 1995. Changes to certain deferred tax deductions resulted in an increase to the valuation allowance for 1995 and a decrease for 1996. Current and non-current deferred tax assets and liabilities within the same tax jurisdiction are offset for presentation in the consolidated balance sheet.

    United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Company's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Company believes that any United States tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.

NOTE 4--BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFITS

    The Company and its domestic subsidiaries have a number of defined benefit plans covering substantially all U.S. employees. Plan benefits are generally based on years of service and compensation. The plans are noncontributory, except for certain salaried employees. Certain foreign subsidiaries have

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 4--BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFITS (CONTINUED) defined benefit plans covering their employees. The following is a summary of the defined benefit plans' funded status as of the most recent actuarial valuations (December 31, 1996 and 1995).

                                                                DECEMBER 31, 1996           DECEMBER 31, 1995
                                                            --------------------------  --------------------------
                                                            ACCUMULATED      ASSETS     ACCUMULATED      ASSETS
                                                              BENEFITS       EXCEED       BENEFITS       EXCEED
                                                               EXCEED     ACCUMULATED      EXCEED     ACCUMULATED
                                                               ASSETS       BENEFITS       ASSETS       BENEFITS
                                                            ------------  ------------  ------------  ------------
Actuarial present value of benefit obligations:
Vested benefit obligation.................................   $   72,983    $  102,685    $  145,750    $   26,595
                                                            ------------  ------------  ------------  ------------
                                                            ------------  ------------  ------------  ------------
Accumulated benefit obligation............................   $   74,319    $  104,576    $  147,390    $   26,802
                                                            ------------  ------------  ------------  ------------
                                                            ------------  ------------  ------------  ------------
Projected benefit obligation..............................   $   76,959    $  112,777    $  156,824    $   28,316
Plan assets at fair value.................................       42,637       136,202       114,485        39,366
                                                            ------------  ------------  ------------  ------------
Plan assets over (under) projected benefit obligation.....      (34,322)       23,425       (42,339)       11,050
Unrecognized net loss (gain)..............................       11,625        (2,994)       22,986        (2,365)
Unrecognized prior service cost...........................        4,116         1,351         6,214          (154)
Unrecognized transition asset.............................          241        (3,350)          (11)       (2,236)
                                                            ------------  ------------  ------------  ------------
Pension asset (liability) included in the Consolidated
  Balance Sheet...........................................   $  (18,340)   $   18,432    $  (13,150)   $    6,295
                                                            ------------  ------------  ------------  ------------
                                                            ------------  ------------  ------------  ------------

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                    -------------------------------
                                                                                      1996       1995       1994
                                                                                    ---------  ---------  ---------
Net pension expense included the following components:
  Service cost benefits earned....................................................  $   3,551  $   3,221  $   3,163
  Interest cost on projected benefit obligation...................................     13,707     13,313     12,508
  Actual return on plan assets....................................................    (16,193)   (33,906)     4,664
  Net amortization and deferral of actuarial (gains) losses.......................      1,321     20,045    (17,862)
                                                                                    ---------  ---------  ---------
Net pension expense...............................................................  $   2,386  $   2,673  $   2,473
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    The weighted-average discount rate and rate of increase in future compensation levels used in determining actuarial present value of the projected benefit obligation was 7.5% (7.5% in 1995 and 8.5% in 1994) and 3.50% (3.50% in
1995 and 4.50% in 1994), respectively. The expected long-term rate of return on assets was 10.5%. The largest non-U.S. plan, in accordance with local custom, is unfunded and had an accumulated benefit obligation of approximately $20,485 and $20,761 at December 31, 1996 and 1995, respectively. Such obligation is included in the consolidated balance sheet and the tables above. Pension plans of certain of the Company's other international subsidiaries generally do not determine the actuarial value of accumulated benefits and the value of net assets on the basis shown above. The plans, in accordance with local practices, are generally unfunded. The vested benefit obligations of these plans are not significant.

    In accordance with the provisions of FAS No. 87, the Company recorded a minimum pension liability at December 31, 1996 of 13,572 ($15,558 at December 31, 1995) for circumstances in which a pension

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 4--BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFITS (CONTINUED) plan's accumulated benefit obligation exceeded the fair value of the plan's assets and accrued pension liability. Such liability was partially offset by an intangible asset equal to the unrecognized prior service cost, with the balance recorded as a reduction in shareholders' equity, net of related deferred tax benefits.

    The Company maintains self insurance programs for that portion of its health care and workers compensation costs not covered by insurance. The Company also provides certain health care and life insurance benefits to certain eligible retirees through postretirement benefit programs. Beginning in late 1996, the Company implemented changes in its postretirement medical benefit plans such that the Company's share of the cost of such plans for most participants is fixed, and any increase in the cost of such plans will be the responsibility of the retirees. The cost of postretirement health care and life insurance benefit programs charged to expense was approximately $2,734, $2,088, and $1,831 for the years 1996, 1995 and 1994, respectively. The Company expects to fund the benefit costs principally on a pay-as-you-go basis. Since the Company has modified its postretirement medical plans to hold constant its obligation and since the accumulated postretirement benefit obligation ("APBO") and the net postretirement benefit expense are not material in relation to the Company's financial condition or results of operations, management believes any change in medical costs from that estimated will not have a significant impact on the Company. The discount rate used in determining the APBO at December 31, 1996 and 1995 was 7.5%.

    Summary information on the Company's postretirement medical plans as of December 31, 1996 and 1995 is as follows:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1995
                                                                          ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees..............................................................  $  10,710  $  15,486
  Fully eligible, active plan participants..............................      1,236        832
  Other active participants.............................................      1,156        825
                                                                          ---------  ---------
  Postretirement benefit obligation.....................................     13,102     17,143
  Unrecognized gain (loss)..............................................     (6,815)    (2,891)
  Unrecognized transition obligation....................................       (933)    (7,134)
                                                                          ---------  ---------
  Postretirement benefit liability included in the balance sheet........  $   5,354  $   7,118
                                                                          ---------  ---------
                                                                          ---------  ---------
Components of net postretirement benefit expense are as follows:
  Service cost..........................................................  $      36  $      26
  Interest cost.........................................................      1,545      1,535
  Amortization of transition obligation.................................        424        424
  Net amortization and deferral of actuarial (gains) losses.............        729        103
                                                                          ---------  ---------
  Net postretirement benefit expense....................................  $   2,734  $   2,088
                                                                          ---------  ---------
                                                                          ---------  ---------

NOTE 5--SHAREHOLDERS' EQUITY

    The Company has entered into a Stockholders' Agreement with Lawrence J. DeGeorge, Chairman. The Agreement provides that if Mr. DeGeorge, together with his estate and his spouse, own at least 25%

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 5--SHAREHOLDERS' EQUITY (CONTINUED) of the Company's outstanding common stock, the Company will agree to nominate directors designated by Mr. DeGeorge, his estate or his spouse that represent up to 25% of the Board of Directors (but in no event fewer than two directors). If Mr. DeGeorge, together with his estate and his spouse, own less than 25% but at least 10% of the Company's outstanding common stock, the Company will agree to nominate that number of directors designated by Mr. DeGeorge, his estate or his spouse, that represent not less than 10% of the Board of Directors (but in no event fewer than one director). The Agreement also provides for certain registration rights in respect of common stock owned by Mr. DeGeorge. At December 31, 1996, Mr. DeGeorge, his estate and his spouse beneficially owned approximately 25.2% of the Company's common stock on a fully diluted basis.

    The Company has authorized 3,750,000 shares of Class B Common Stock, par value $.001. Such shares are equivalent to Class A Common Stock except the Class B shares are non-voting. There are no Class B shares outstanding.

    The Company has adopted a stock option plan which, as amended in 1996, authorized the granting of stock options by the Board of Directors for up to a maximum of 1,000,000 shares of Class A Common Stock. Options will be granted at fair market value at the time of the grant. Options granted under the Stock Option Plan may constitute incentive stock options (within the meaning of Section 422A of the Internal Revenue Code of 1986) or nonstatutory stock options. Such shares vest ratably over a period of three years from date of grant and are exercisable over a period of ten years from date of grant. At December 31, 1996 and 1995, 157,841 and 82,343 options were exercisable, respectively.

    Stock option plan activity for 1994, 1995, and 1996 was as follows:

                                                                       OPTIONS   AVERAGE PRICE
                                                                      ---------  -------------
OPTIONS OUTSTANDING AT DECEMBER 31, 1993............................    202,667    $    8.94
Options granted.....................................................    155,000        15.53
Options exercised...................................................    (47,787)        8.65
Options cancelled...................................................    (38,499)       11.66
                                                                      ---------
OPTIONS OUTSTANDING AT DECEMBER 31, 1994............................    271,381        12.36
Options granted.....................................................    155,500        26.32
Options exercised...................................................    (54,705)       11.40
Options cancelled...................................................    (58,332)       18.56
                                                                      ---------
OPTIONS OUTSTANDING AT DECEMBER 31, 1995............................    313,844        18.48
Options granted.....................................................    173,600        23.82
Options exercised...................................................    (15,005)       11.11
Options cancelled...................................................    (49,001)       21.53
                                                                      ---------
OPTIONS OUTSTANDING AT DECEMBER 31, 1996............................    423,438    $   20.58
                                                                      ---------
                                                                      ---------

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 5--SHAREHOLDERS' EQUITY (CONTINUED)
    The following table summarizes information about stock options outstanding at December 31, 1996:

                              OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                       ---------------------------------  --------------------
                                   AVERAGE                            AVERAGE
   EXERCISE PRICE       SHARES      PRICE       TERM       SHARES      PRICE
---------------------  ---------  ---------     -----     ---------  ---------
$   5.00--  $   10.00     64,003  $    9.14        5.93      64,003  $    9.14
   10.01--      15.00     --         --          --          --         --
   15.01--      20.00     91,335  $   15.59        7.25      56,838  $   15.50
   20.01--      25.00    158,100  $   23.88        9.25         333  $   25.00
   25.01--      30.00    110,000  $   26.63        8.25      36,667  $   26.63

    The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the stock option plan been determined based on the fair value of the option at date of grant consistent with the requirements of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                            1996       1995
                                                                          ---------  ---------
Net income
  As reported...........................................................  $  67,578  $  62,858
  Pro forma.............................................................     66,884     62,366
Net income per share
  As reported...........................................................  $    1.45  $    1.33
  Pro forma.............................................................       1.43       1.32

    The fair value of each stock option has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                          1996       1995
                                                                        ---------  ---------
Risk free interest rate...............................................        6.1%       6.6%
Expected life.........................................................    4 years    4 years
Expected volatility...................................................       30.0%      30.0%
Expected dividend yield...............................................     --         --

    The weighted-average fair values of options granted during 1996 and 1995 were $7.98 and $9.14, respectively.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 5--SHAREHOLDERS' EQUITY (CONTINUED)
    Activity in the Company's Shareholders' Equity cumulative valuation adjustment accounts for 1994, 1995 and 1996 is as follows:

                                                                                          CUMULATIVE
                                                                            CUMULATIVE      MINIMUM       TOTAL
                                                              CUMULATIVE   APPRECIATION     PENSION    CUMULATIVE
                                                              TRANSLATION  IN MARKETABLE   LIABILITY    VALUATION
                                                              ADJUSTMENT    SECURITIES    ADJUSTMENT   ADJUSTMENT
                                                              -----------  -------------  -----------  -----------
Balance December 31, 1993...................................   $  (8,444)    $   5,804     $  (4,419)   $  (7,059)
  Translation adjustments...................................       3,786                                    3,786
  Change in appreciation in market value of marketable
    securities available-for-sale...........................                       162                        162
  Change in minimum pension liability adjustment............                                  (4,315)      (4,315)
                                                              -----------       ------    -----------  -----------
Balance December 31, 1994...................................      (4,658)        5,966        (8,734)      (7,426)
  Translation adjustments...................................       2,246                                    2,246
  Change in appreciation in market value of marketable
    securities available-for-sale...........................                    (1,194)                    (1,194)
  Change in minimum pension liability adjustment............                                   1,163        1,163
                                                              -----------       ------    -----------  -----------
Balance December 31, 1995...................................      (2,412)        4,772        (7,571)      (5,211)
  Translation adjustments...................................         647                                      647
  Change in appreciation in market value of marketable
    securities available-for-sale...........................                    (1,085)                    (1,085)
  Change in minimum pension liability adjustment............                                   1,762        1,762
                                                              -----------       ------    -----------  -----------
Balance December 31, 1996...................................   $  (1,765)    $   3,687     $  (5,809)   $  (3,887)
                                                              -----------       ------    -----------  -----------
                                                              -----------       ------    -----------  -----------

NOTE 6--LEASES

    At December 31, 1996, the Company was committed under operating leases which expire at various dates through 2004. Total rent expense under operating leases for the years 1996, 1995, and 1994 was $12,216, $11,594 and $10,108, respectively.

MINIMUM LEASE PAYMENTS UNDER NON-CANCELABLE OPERATING LEASES ARE AS FOLLOWS:

1997...............................................................  $   7,249
1998...............................................................      5,974
1999...............................................................      3,849
2000...............................................................      2,851
2001...............................................................      2,002
Beyond 2001........................................................      2,915
                                                                     ---------
      Total minimum obligation.....................................  $  24,840
                                                                     ---------
                                                                     ---------

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 7--INTERNATIONAL OPERATIONS

    A portion of the Company's revenues and assets relate to international operations. The Company has manufacturing facilities in Germany, the United Kingdom, France, Canada, Taiwan and Hong Kong and operations of lesser size in a number of other countries. Amounts included in the accompanying consolidated financial statements associated with operations outside the United States consist of the following:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1996        1995        1994
                                                                               ----------  ----------  ----------
Net sales:
  United States operations...................................................  $  503,385  $  534,322  $  494,299
  International operations:
      Europe.................................................................     233,670     217,143     177,549
      Other..................................................................      92,689      78,442      59,744
  Eliminations...............................................................     (53,523)    (46,674)    (38,941)
                                                                               ----------  ----------  ----------
        Net sales............................................................  $  776,221  $  783,233  $  692,651
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Net income before extraordinary item:
  United States operations...................................................  $   42,614  $   46,493  $   25,505
  International operations:
      Europe.................................................................      21,954      16,266      16,679
      Other..................................................................       3,010          99         216
                                                                               ----------  ----------  ----------
        Net income before extraordinary item.................................  $   67,578  $   62,858  $   42,400
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Identifiable assets:
  United States operations...................................................  $  473,889  $  458,313  $  470,209
International operations:
      Europe.................................................................     172,640     170,319     155,833
      Other..................................................................      75,560      73,406      65,682
  Eliminations...............................................................     (11,427)    (12,114)    (14,669)
                                                                               ----------  ----------  ----------
        Total assets.........................................................  $  710,662  $  689,924  $  677,055
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

------------------------
Note: Corporate net income (loss) and assets are included in United States operations.

    The Company had export sales from its United States operations of approximately $80,000, $118,000 and $93,000 in 1996, 1995 and 1994,
respectively. The sales were made principally to Asia and the Far East, Europe and Latin America.

    Pursuant to FAS No. 52, "Foreign Currency Translation," the financial position and results of operations of all of the Company's significant foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of such subsidiaries have been translated at current exchange rates, and related revenues and expenses have been translated at weighted average exchange rates. The aggregate effect of translation adjustments so calculated is included as a separate component of shareholders' equity. Transaction gains and losses are included in other expenses, net.

    The Company periodically enters into foreign exchange contracts to hedge its transaction exposures. At December 31, 1996, the Company had no outstanding foreign exchange contracts.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 8--OTHER EXPENSES, NET

    Other income (expense) is comprised as follows:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                    -------------------------------
                                                                                      1996       1995       1994
                                                                                    ---------  ---------  ---------
Royalty income (expense)..........................................................  $     108  $     (59) $      92
Interest income...................................................................        784        134         66
Foreign currency transaction gains (losses).......................................        339        205       (357)
Equity in net earnings (losses) of investments....................................                   (60)       272
Gain (loss) on sale of assets.....................................................        (28)       262        (18)
Program fees on sale of accounts receivable.......................................     (3,504)    (3,902)    (3,180)
Minority interests................................................................       (251)      (407)      (105)
Other.............................................................................     (1,144)      (688)      (930)
                                                                                    ---------  ---------  ---------
                                                                                    $  (3,696) $  (4,515) $  (4,160)
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

NOTE 9--COMMITMENTS AND CONTINGENCIES

    In the course of pursuing its normal business activities, the Company is involved in various legal proceedings and claims. Management does not expect that amounts, if any, which may be required to be paid by reason of such proceedings or claims will have a material effect on the Company's financial position or results of operations.

    In connection with the acquisition of Amphenol from Allied Corporation in 1987, Allied agreed to provide substantial indemnification for potential environmental liabilities identified within a period of seven years following the acquisition that arise out of events, conditions or circumstances that occurred or existed at the time of or prior to the acquisition to the extent that such liability exceeds $13,000. In such event, Allied is obligated to pay 80% of the excess over $13,000 and 100% of the excess over $30,000. The Company has been named as a defendant in various legal actions or as a potentially responsible party in relation to several environmental clean-up sites in which the associated costs are subject to the Allied indemnification agreement. Management does not believe that the costs associated with resolution of these matters will have a material adverse effect on the Company's financial position or results of operations.

    In December 1993, a subsidiary of the Company entered into a four year agreement with a financial institution whereby the subsidiary would sell an undivided interest of up to $50,000 in a designated pool of qualified accounts receivable. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold accounts receivable. The Company services, administers and collects the receivables on behalf of the purchaser. Fees payable to the purchaser under this agreement are equivalent to rates afforded high quality commercial paper issuers plus certain administrative expenses and are included in other expense, net in the accompanying Consolidated Statement of Income. The agreement contains certain covenants and provides for various events of termination. In certain circumstances the Company is contingently liable for the collection of the receivables sold; management believes that its allowance for doubtful accounts will be adequate to absorb the expense of any such liability. At December 31, 1996 and 1995, approximately $50,000 in receivables were sold under the agreement and are therefore not reflected in the accounts receivable balance in the accompanying Consolidated Balance Sheet at that date.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 10--FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

    CASH AND SHORT-TERM CASH INVESTMENTS: The carrying amount approximates fair value because of the short maturity of those instruments.

    LONG-TERM DEBT: The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

    INVESTMENTS: The fair value of investments is based upon quoted market prices. The fair value equals the carrying value of equity investments, which are classified as available-for-sale.

    At December 31, 1996 and 1995, based on market quotes for the same or similar securities, it is estimated that the Company's 12.75% subordinated debentures due 2002 and 10.45% senior notes due 2001 were trading at premiums of approximately 10% to 20% over book value. It is estimated that the carrying value of the Company's other financial instruments at December 31, 1996 and 1995 approximates fair value.

    The Company periodically uses derivative financial instruments. The instruments are primarily used to manage defined interest rate risk, and to a lesser extent foreign exchange and commodity risks arising out of the Company's core activities. During 1994, the Company had interest rate protection agreements that fixed the interest cost relating to the majority of the Company's floating rate debt. During 1995, the Company used forward contracts to hedge certain foreign currency exposures. There were no derivative financial instruments outstanding at December 31, 1996 and 1995.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 11--SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                               THREE MONTHS ENDED
                                                               --------------------------------------------------
                                                                MARCH 31    JUNE 30    SEPTEMBER 30  DECEMBER 31
                                                               ----------  ----------  ------------  ------------
1996
Net sales....................................................  $  194,822  $  198,921   $  184,876    $  197,602
Gross profit, including depreciation.........................      66,639      67,816       63,523        66,539
Net income...................................................      16,940      17,408       16,697        16,533
Net income per share.........................................         .36         .37          .36           .37
Stock price - High...........................................          26      27 5/8       22 7/8            23
         - Low...............................................      20 1/8      19 7/8       18 3/4            19
1995
Net sales....................................................  $  197,975  $  207,584   $  189,012    $  188,662
Gross profit, including depreciation.........................      63,840      67,267       64,630        64,771
Net income...................................................      14,221      16,065       16,090        16,482
Net income per share.........................................         .30         .34          .34           .35
Stock price - High...........................................      27 1/2      30 3/8       29 1/2        24 1/4
         - Low...............................................          20      23 3/4       21 1/2        18 3/4
1994
Net sales....................................................  $  155,508  $  173,565   $  178,172    $  185,406
Gross profit, including depreciation.........................      46,974      54,431       56,606        59,997
Net income...................................................       7,047(a)   10,620       11,705        13,028
Net income per share.........................................         .16(a)      .22          .25           .28
Stock price - High...........................................          18      18 1/2           24        25 1/8
         - Low...............................................      14 3/8      14 1/8       16 1/4        20 7/8

------------------------

(a) Excludes an extraordinary charge for the write off of deferred debt issuance costs of $4,087 or $.09 per share.

NOTE 12--SUBSEQUENT EVENT--PROPOSED TRANSACTION

    On January 23, 1997, the Company announced that it signed an Agreement and Plan of Merger ("Agreement") with an affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). Upon completion of the transaction, which is expected to be consummated in April 1997, affiliates of KKR will be the majority owner of the Company. The Agreement provides that the owner of each outstanding share of Class A common stock can elect either to receive $26.00 in cash for that share or to retain that share. However, in no event can more than 4.4 million shares of common stock (approximately 10% of the currently outstanding shares) be retained by present Amphenol shareholders. If holders elect to retain more than
4.4 million of the outstanding shares, then the shares available will be prorated among those electing to retain and cash will be paid for all other shares. If holders elect to retain fewer than 4.4 million of the outstanding shares, the remaining available shares will be prorated among those electing cash. Following the merger, affiliates of KKR expect to own in excess of 75% of the Company's outstanding shares. Affiliates of KKR will invest up to $374 million of equity in the transaction. The balance of funds necessary to complete the transaction, estimated at approximately $990 million, including refinancing of the Company's existing indebtedness and obligations, will come from borrowings.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 12--SUBSEQUENT EVENT--PROPOSED TRANSACTION (CONTINUED)
    Lawrence J. DeGeorge, Chairman of the Board of the Company, and certain members of his family (and a trust founded by them) who hold, in the aggregate, approximately 30% of the outstanding common stock, have agreed to vote their shares in favor of the merger. An affiliate of KKR will also have the option to call the DeGeorge family shares under certain circumstances, and following the recapitalization the DeGeorge interests will have the option to put the shares which they retain following the merger to the affiliate, in each case for $26.00 in cash per share.

    The merger is subject to certain conditions including the approval of the Company's shareholders at its annual meeting, the expiration of antitrust regulatory waiting periods and the completion of financing arrangements. After the merger, Amphenol will continue to operate as an independent public company under its current name with headquarters in Wallingford, Connecticut.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES IN ANY JURISDICTION WHERE OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

Available Information.................           3
Incorporation of Certain Information
  by Reference........................           3
Prospectus Summary....................           4
Risk Factors..........................          13
The Merger............................          20
Use of Proceeds.......................          22
Capitalization........................          23
Pro Forma Consolidated Financial
  Statements (Unaudited)..............          24
Selected Historical Consolidated
  Financial and Other Data............          29
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................          30
Business..............................          35
Management............................          49
Ownership of Common Stock Following
  the Merger..........................          52
Related Party Transactions............          54
Description of Credit Facilities......          54
Description of the Notes..............          56
Underwriting..........................          91
Legal Matters.........................          92
Experts...............................          92
Index to Financial Statements.........         F-1

                                  $240,000,000

                              AMPHENOL CORPORATION

                               % SENIOR SUBORDINATED
                                 NOTES DUE 2007

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                CO-LEAD MANAGERS

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                LEHMAN BROTHERS

                               ------------------

                                  CO-MANAGERS

                           BT SECURITIES CORPORATION
                             CHASE SECURITIES INC.

                                         , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses payable by the Company in connection with the offering described in this Registration Statement are as follows:

Registration Fee...................................................  $  72,728
Legal fees and expenses............................................
Blue Sky fees and expenses.........................................
Accounting fees and expenses.......................................
Trustee fees and expenses..........................................
Printing and duplicating expenses..................................
NASD fee...........................................................     24,500
Miscellaneous expenses.............................................
  Total............................................................

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Article VIII of the Registrant's By-laws requires indemnification to the fullest extent permitted by Delaware law.

    Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for improper payment of dividends or redemptions of shares, or (iv) for any breach of a director's duty of loyalty to the company or its stockholders. Article Eighth of the Registrant's Restated Certificate of Incorporation includes such a provision.

ITEM 16. EXHIBITS.

    See Exhibit Index.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wallingford, State of Connecticut, on February 28, 1997.

                                AMPHENOL CORPORATION

                                By:            /s/ MARTIN H. LOEFFLER
                                     -----------------------------------------

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of Amphenol Corporation, do hereby constitute and appoint Edward G. Jepsen and Edward C. Wetmore, or either of them, our true and lawful attorneys and agents, each with the power of substitution to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and any additional Registration Statement related hereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all amendments, including post-effective amendments, thereto) and we do hereby ratify and confirm all that said attorneys and agents, or either of them, or their respective substitute or substitutes, shall do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on February 28, 1997 by the following persons in the capacities indicated.

          SIGNATURE                       TITLE
------------------------------  --------------------------

   /s/ LAWRENCE J. DEGEORGE
------------------------------  Chairman of the Board
     Lawrence J. DeGeorge

                                Director, Chief Financial
     /s/ EDWARD G. JEPSEN         Officer (Principal
------------------------------    Financial and Accounting
       Edward G. Jepsen           Officer)

    /s/ MARTIN H. LOEFFLER
------------------------------  Director
      Martin H. Loeffler

    /s/ TIMOTHY F. COHANE
------------------------------  Director
      Timothy F. Cohane

   /s/ FLORENCE A. DEGEORGE
------------------------------  Director
     Florence A. DeGeorge

     /s/ A. HENRY MORGAN
------------------------------  Director
       A. Henry Morgan

   /s/ DR. MARCIA A. SAVAGE
------------------------------  Director
     Dr. Marcia A. Savage

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                              DESCRIPTION OF EXHIBIT
---------  ---------------------------------------------------------------------------------------------------------

     **1   Underwriting Agreement

      2.1  Agreement and Plan of Merger dated as of January 23, 1997 between NXS Acquisition Corp. and Amphenol
           Corporation (incorporated by reference to Current Report on Form 8-K dated January 23, 1997 (the "Form
           8-K"))

      2.2  Stockholders Agreement (incorporated by reference to the Form 8-K)

    **4.1  Indenture between Amphenol Corporation and           , as Trustee

      4.2  Form of Senior Subordinated Note (included in Exhibit 4.1)

     **5   Opinion of Simpson Thacher & Bartlett

      12   Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to the Annual Report on Form
           10-K for the year ended December 31, 1996)

     23.1  Consent of Simpson Thacher & Bartlett (included as part of its opinion filed as Exhibit 5 hereto)

    *23.2  Consent of Price Waterhouse LLP, independent accountants

      24   Powers of Attorney (included on page II-3)

    **25   Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of           ,
           as Trustee (separately bound)

   **99.1  Consent of Henry R. Kravis

   **99.2  Consent of George R. Roberts

   **99.3  Consent of Michael W. Michelson

   **99.4  Consent of Marc S. Lipschultz

------------------------

 *  Filed herewith

**  To be filed by amendment